UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2025

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

2024 ANNUAL AND SUSTAINABILITY REPORT

50 anos ASSAÍ ATACADISTA


ASSAÍ
ATACADISTA
ASSAI.COM.BR
ASSAÍ

50 anos ASSAÍ ATACADISTA


CAIXA EXCLUSIVO
ATÉ 15 VOLUMES
50 ANOS
FILA ÚNICA
Loja Assaí Guarulhos (SP)

Contents

GRI 2-22

> *"With a focus on strategic objectives, on the importance of people to the business, and on leading innovation in the segment, we are prepared to capture more and more value."*



Oscar de Paula Bernardes Neto
Chairman of the Board of Directors

2024 was a year of consolidation, completing a major investment cycle and reaffirming our highly successful value proposition. We celebrated our 50th anniversary with a historic campaign and were recognized, for the first time, as the best wholesale and retail company (*Melhores & Maiores da Exame*); as the brand with the best recall in brick-and-mortar and digital retail (*Branding Brasil*); and as the best food retail company to work for in Brazil, with more than 10,000 employees (GPTW).

Throughout these five decades, we have faced challenges, overcome obstacles and celebrated the growth and evolution of our business model. Assaí turns 50 even healthier and stronger, remaining a strong cash generator and better prepared to face the years ahead.

We are one of Brazil's largest companies in the cash&carry segment, and the only one in this sector listed on the Brazilian Stock Exchange. In 2024, we exceeded the target of 300 units with the opening of 15 stores and our entry into new municipalities, such as Barueri, SP, Vitória, ES, São José do Rio Preto, SP, and Guarujá, SP. We also recorded a consistent performance in the main financial indicators, with gross sales exceeding R$80 billion, up 10.7% over 2023.

We also completed the conversions of the 66 hypermarket stores acquired in 2021, resulting in units that performed better than the average of the organic stores — mainly as a result of their prime location.

The conversions consolidated a previously unseen project in the Brazilian Cash&Carry segment: the implementation of services and a focus on serving the AB social strata. After three years of intense work, 2024 removed any doubt about the success of these initiatives.

At the end of the year, we had 618 service units, as well as a sales mix for the AB class in line with the proportion of this audience in the population. As a result, we became one of the largest tire and wine retailers in the country.

However, we also faced challenges, for example in the financial area. The economic scenario was one of high interest rates, which affected family consumption. We responded swiftly, demonstrating resilience and adaptability while maintaining growth and operational efficiency.

We recovered the level of EBITDA margin—the highest since 2021—and reduced indebtedness and leverage. We also revised some guidelines for 2025, which will allow us to improve processes and adapt Assaí's size for the next post-conversion growth cycles.

The Board of Directors worked even more closely and integrated with the Executive Board, acting as a partner in improving people governance processes, risk management and control and, above all, in financial sustainability.

Regarding innovations in the shopping experience, we also made important progress. We invested in technology to improve the service ecosystem, including the use of artificial intelligence; we expanded self-checkout in stores; we improved partnerships with last mile companies to deliver online purchases; and we added new features to the *Meu Assaí* app.

Our People also deserves special recognition. They are the ones who make Assaí better every day, which is why we have strengthened our training, inclusion, and development programs. We continue to create jobs year after year - today, we are more than 87,000 people strong across the country.

We are committed to creating a welcoming workplace where everyone can be who they really are. We continue to promote diversity and, in 2024, we advanced in the indicators for Blacks and women in leadership positions. We keep our doors open to everyone, and we want Our People to represent the diversity of Brazilian society.

Our commitment to ESG is non-negotiable: we moved forward in the area of waste management, in expanding the *Destino Certo* program and, through the Assaí Institute, in the fight against hunger. In 2024, we donated 5.4 million meals to the most vulnerable populations.

Our business model creates opportunities for small- and medium-sized entrepreneurs, with a multiplier effect on the local economy, bringing prosperity and positive social impacts to the places where we operate. That's why we maintain a strong social program managed by the Assaí Institute.

Volunteering was one of the highlights of the year, with the structuring of the Volunteer Program and the launch of the Corporate Volunteer Policy, offering employees the opportunity to take part in the Institute's projects.

The Academia Assaí Award continues to be a benchmark. In its 7th edition, it provided training for 2,100 participants and rewarded 30 entrepreneurs. We also continued to support the organizations selected in the first Sports and Citizenship Call for Proposals and hosted the first Sports and Citizenship Forum, with 200 participants.

It is from the reflection and learning from our various achievements in 2024 that we are starting 2025. With a focus on strategic objectives, on the importance of people to the business, and on leading innovation in the segment, we are prepared to capture more and more value, consolidating Assaí as a highly qualified competitor for the coming years.

As you will see in the following pages, the figures and our history confirm Assaí's success and ability to deliver value to society and shareholders. For this reason, we extend our thanks to everyone who is with us on this journey.

Enjoy your reading!

Oscar de Paula Bernardes Neto
Chairman of the Board of Directors

Belmiro de Figueiredo Gomes
CEO

> ***"Our commitment to ESG is non-negotiable: we moved forward in the area of waste management, in expanding the Destino Certo program and, through the Assaí Institute, in the fight against hunger. We are committed to creating a welcoming workplace where everyone can be who they really are."***



Belmiro de Figueiredo Gomes
CEO

50 years bringing **prosperity to all**

GRI 2-6


ASSAI
ATACADISTA

Assai store in Guarulhos (SP)


ASSAI

Assai store in Carrão (SP)

Our journey began in the 1970s: we started supplying *pastel* shops, pizza parlors, and small businesses in São Paulo's East Side with quality products—especially whole pieces of mozzarella cheese—low prices and good service

With a daily commitment to serving homes and businesses from Dawn to Dusk, offering low prices, variety, and quality, we have grown to become a benchmark in wholesale and retail.

Over these past five decades, our work has been firmly consolidated and today we are the best wholesale and retail company in Brazil[1] and the best company to work for in the food retail sector in the country[2], with more than 87,000 employees. And we are proud to play a leading role in the movement that has reshaped the Brazilian food retail/wholesale scenario, bringing a lot of innovation to the Cash&Carry sector.

Expansion has been driving our growth since 2012, firstly with organic stores—those in which we create new points of sale—and subsequently with the conversion of hypermarkets, which involves renovating and adapting the units acquired to a cash&carry format.

Assaí has evolved, bringing innovations such as **butchery** services, cold cuts deli, cafeteria and bakery, **shop galleries** inside our stores, with snack bars, lottery shops, and gyms, and a **varied product assortment** for an increasingly diverse consumer audience, always offering low prices and quality services.

[1] Source: *Maiores e Melhores* 2024, by *Exame* magazine.
[2] Source: GPTW 2024 (criterion: companies with more than 10,000 employees).

Today, with the strength and support of Our People, we have more than 300 stores across Brazil, having served more than 500 million customers in 2024 and, according to a NielsenIQ Homescan survey in 2023, we are the retail company most present in Brazilian homes.

And we will continue to grow with the strength of Our People and the energy of our partners, developing existing assets in the product and service categories, technological innovations, productivity gains, and by continuing our organic expansion.

We have the experience, drive, energy, and talent to continue bringing prosperity to small businesses and making dreams come true for all families who save money by shopping at Assaí Atacadista.

Because, for us, prosperity means offering quality and low prices to **CUSTOMERS** every day; walking alongside **ENTREPRENEURS**, boosting the ecosystem; seeing **OUR PEOPLE** grow in a diverse environment full of opportunities; supporting **COMMUNITIES**, and transforming the lives of thousands of people with the social work of the Assaí Institute.

OUR 50 YEARS IN THE PAGES OF A BOOK



To celebrate Assaí Atacadista's 50-year history and services to customers, in 2024 we produced a book that tells our entire journey, from our foundation in 1974 as a family company, to the control of large retail groups, until we became a corporation and completed 50 years in business.

Through a series of 35 interviews, the book tells the story of the company and the people who have contributed to Assaí evolving and adapting over the last 50 years, reviewing its operations, culture, governance, communication, and social action, and reaching today's position as one of the largest organizations in Brazil.

National Meeting




ASSAÍ
ATACADISTA

OUR HISTORY FROM DAWN TO DUSK

1974
THE FIRST ASSAÍ ATACADISTA STORE OPENS in the district of Vila Carrão, on the east side of São Paulo, to supply local *pastel* shops. The name Assaí derives from the Japanese word Asahi (pronounced "assarí"), which means "rising sun."

1985
Assaí becomes a **BENCHMARK WHOLESALER FOR MERCHANTS** and the largest seller of mozzarella in the region.

2007
Still a family business, Assaí has 15 stores. In the same year, Grupo Pão de Açúcar (GPA) acquires 60% of Assaí, marking our **ENTRY INTO THE SELF-SERVICE WHOLESALE SEGMENT**.

2010
We open our **FIRST DISTRIBUTION CENTER**, in the city of Osasco, SP, to structure and make the operation more efficient, now with 57 stores.

2012
We modernize 59 stores with a **NEW FORMAT**, characterized by a greater assortment of products and a more modern setting, including stores with covered parking, air conditioning, more natural light, and Wi-Fi.

2014
To celebrate our 40th anniversary, we launch the **ASSAÍ BONS NEGÓCIOS** magazine and our **PRIVATE LABEL**, which specializes in food and has products for restaurants, snack bars, food trucks, and end consumers. The chain now has 84 stores.

2015
LAUNCH OF THE ASSAÍ APP and the private label Econobom, which focuses on home goods, hygiene, and cleaning items.

2016
Assaí opens its **100th STORE**.

2017
Launch of the **PASSAÍ CARD** and opening of 20 stores, a record at the time, totaling 126 units.

2019
WE REACH 166 STORES and exceed R$30 billion in sales. We launch our ***"SER ASSAÍ É ASSIM"*** ("This is Being Assaí") culture, with values and behaviors that represent our organizational culture.

2021
The spin-off of Assaí from GPA leads the two companies to become independent, reporting directly to the majority shareholder, the Casino Group. **ASSAÍ BEGINS TRADING SHARES** on B3 (São Paulo). The chain ends the year with 212 stores in operation. We launch SOL, **OUR VIRTUAL ASSISTANT**, to keep up with trends and innovation and to communicate with our customers in a more humanized way.

2022
With a record number of **60 STORES OPENED IN THE YEAR**, we reach 263 stores in 23 Brazilian states and the Federal District. **WE LAUNCH THE ASSAÍ INSTITUTE** to lead our social outreach and reinforce our commitment to the development of people and communities throughout Brazil.

2023
We translate and communicate our new purpose — **MAKING PROSPERITY A REALITY FOR EVERYONE** — and new positioning — **FOR EVERYONE, FROM DAWN TO DUSK**. After a corporate reorganization, we become a company without a controlling shareholder, with 100% **OF SHARES FREELY TRADED ON THE MARKET**. Launch of the new Meu Assaí app and 288 stores in 24 states and the Federal District.

2024
We celebrate our 50th anniversary with the biggest promotional campaign in Assaí's history and open **STORE No. 300**, in the city of Caraguatatuba, SP. We had a rebranding, the creation of a WhatsApp news channel and launch our **VOLUNTEER** and **ANIMAL WELFARE** policies. Following trends, we create and launch Assaí's caramel-colored stray dog, the new friend of our virtual assistant Sol. We end the year with 302 stores.



CELEBRATIONS

To celebrate this very special date, we held various events throughout 2024.

The 50 Years Campaign distributed 50,000 prizes of R$100 each to customers directly at the checkout, 1,500 trips on the Assaí Cruise Ship with a companion, and a grand prize of R$5 million (see more in the Our relationship with people section).

An exclusive bus, with the same visual design as the Assaí Cruise Ship, left Assaí Carrão, our first store, and traveled 8,819 kilometers throughout Brazil. And our anniversary celebration brought together more than 1,800 people, including Our People and partners.

We launched the brand's first proprietary running circuit in Brazil to celebrate our 50th anniversary, with races in four capital cities: Fortaleza (CE), Salvador (BA), Rio de Janeiro (RJ), and São Paulo (SP).

In-house we found employees who lived part of this journey with us and shared their stories on our social media.

We have also modernized our brand image, which is now more intense, vibrant, and solar, representing the search for continuous growth and modernization, while still valuing our identity and the Assaí Way of Being.


ASSAÍ
Assaí Running Circuit


50
1º
3º
5º

ASSAÍ ATACADISTA
Para todos, de Sol a Sol.

Assaí is the brand of the rising Sun.
Which for 50 years has been supplying the lives of Brazilians.
In their homes, in their businesses, in every store.
And that same brand has just been reborn.
More colorful, closer, more intense.
The layered semicircle better represents the Sun over the horizon.
In short, it's more solar.
The letters, separated from the Sun, gain relevance and versatility.
A new Sun for a new brand.
A tribute to our history, to our achievements, which are also yours, and to Our People.
Because every time a Sun rises, so does the chance of making prosperity become a reality for everyone.
From Dawn to Dusk.

The report

GRI 2-2, 2-3

Our Way of Being transforms challenges into growth and prosperity for everyone.



JÉSSICA SILVA,
Assaí store in
Vila Maria (SP)

With this Assaí 2024 Annual and Sustainability Report, we share with Brazilian society and shareholders, investors, employees, and business partners our strategic vision, financial performance, commitments, purpose, initiatives, and projects that aim at sustainable growth and creation of value for Brazil.

This document contains all the activities of Assaí Atacadista's operations from January 1 to December 31, 2024, developed in accordance with our corporate values and our Sustainability Strategy, following our commitments to integrity and respect for the environment, human rights, and the communities where we operate, as well as the highest standards of corporate governance.

The content of this document follows the accounting legislation in force in Brazil and the mandatory standards of the Brazilian Securities and Exchange Commission (CVM) for companies listed on B3, the Brazilian stock exchange.

The Assaí 2024 Annual and Sustainability Report was reviewed and approved by Assaí's Executive Board and Board of Directors, and submitted for limited assurance by Deloitte Touche Tohmatsu Auditores Independentes Ltda. **GRI 2-5, 2-14**



Assaí store Marginal Tietê Vila Maria (SP)

Those wishing to collaborate in the making of our history can contact us with suggestions, questions, or even comments on this document by email to rl.assai@assai.com.br.

Message from the leadership
50 years bringing prosperity to all
The report
Our Assaí
2024 highlights
Our governance
Our relationship with people
Our care for the environment
Our journey into the future
Attachments
GRI and SASB content indices
Assurance report

Reference indicators

In order to ensure transparency, reliability, consistency, and comparability of the data and content, this report was prepared in accordance with globally recognized standards of good reporting practices.

- **Global Reporting Initiative (GRI)** – the social and environmental indicators monitored and reported are in accordance with the guidelines established in the 2021 edition of the GRI Standards.
- **International Integrated Reporting Council (IIRC)** – the company's capital and shared value creation framework follows the standard proposed by this organization.
- **Sustainability Accounting Standard Board (SASB)** – this organization sets standards for disclosing risks and opportunities in environmental, social, and governance issues that can impact a company's financial performance. In the case of Assaí, these are the standards for the Multiline and Specialty Retailers & Distributors and Food Retailers & Distributors sector, used as reference.
- **Task Force on Climate-related Disclosures (TCFD)** – is a global initiative that aims to improve transparency when disclosing climate-related financial information. In line with international best practices, the company follows the recommendations of the TCFD, which is now fully integrated into the International Sustainability Standards Board (ISSB).

In this 2024 report, there have been changes to the list of reported indicators due to the updating of our materiality matrix and the revision of SASB standards. GRI 2-4

SUSTAINABLE DEVELOPMENT GOALS



The Assaí 2024 Annual and Sustainability Report is also guided by the United Nations Sustainable Development Goals (SDGs), which are part of the 2030 Agenda, a plan developed by 193 UN member nations in 2015 during the Sustainable Development Summit.

This set of 17 global goals and 169 specific targets covers topics such as combating hunger, health, education, water and sanitation, gender equality, eradicating poverty, clean energy, and decent work.

The SDGs address the main challenges facing countries in their quest for a sustainable future and seek to balance social, economic and environmental development. Under the agreement, countries, companies, institutions, and civil society must achieve these goals by 2030.

MATERIALITY

GRI 2-29, 3-1, 3-2, 3-3

Our materiality matrix was revised and updated in 2024, in line with best market practices. By assessing the risks associated with the business, the impact on operations and the demands of society, this analysis identified the 9 material topics that will be prioritized by the company in the 2025-2026 biennium.

We chose to already include the new matrix in this report, as we understand that the prioritized topics are aligned with the fronts of action and the main challenges and opportunities seen by Assaí in 2024.

The work was conducted in partnership with an external consultancy, which performed a diagnosis, together with our main stakeholders, to establish the relevant topics for Assaí in the area of sustainability.

The new materiality matrix has nine topics, divided into Environmental, Social, and Governance pillars. Other material topics, which were not prioritized by the methodology, may also, in the same way, make up the company's strategy.

The document was approved by Assaí's Sustainability Committee and its content will allow us to set objectives for the continuous improvement of our sustainability performance.

GRI 2-12, 2-14

METHODOLOGY

The double materiality methodology, which was developed by our external consultancy partner, takes a qualitative approach to assessing the risks and opportunities that are relevant to the business, both from a financial and a social and environmental standpoint. The process is in line with different guidelines, such as the GRI, the European Union's Corporate Sustainability Reporting Directive (CSRD), the European Sustainability Reporting Standards (ESRS), the Corporate Sustainability Index (ISE), and Bcorp.

Our materiality matrix was revised in four phases:

Internal context and stakeholders

Study of the organization and internal documents, such as bylaws, policies, and regulations, in addition to the sustainability strategy and previous materialities. Audience consulted: Board of Directors, senior management, employees, investors, suppliers, customers, service providers, NGOs, associations and industry bodies.

Qualification

Based on the analysis of reports, studies of the supermarket sector, market trends, and benchmarking with other companies.

The topics studied were responsible supply chains, climate change, waste management and the circular economy, fighting hunger and food waste, people development, diversity, inclusion and combating discrimination, responsibility to the customer, ethics, and governance.

Prioritization

42 studies were conducted and 731 stakeholders were consulted through in-person interviews and online questionnaires. The material was consolidated with a qualitative analysis of financial and social and environmental impacts.

Validation

Final consolidation phase of the results of the materiality study and validation of the double materiality with final approval by the Board of Directors.



Fernanda Feitosa, Assaí store Marginal Tietê Vila Maria (SP)

MATERIAL TOPICS FOR ASSAÍ

GRI 3-2, 3-3

High ●●● Medium ●● Low ●

PILLAR	TOPIC	DESCRIPTION	IMPACT: Social and environmental	IMPACT: Financial
ENVIRONMENTAL	RESPONSIBLE SUPPLY CHAIN	Responsible management of the chain reduces social and environmental impacts, including aspects related to product traceability, waste, working conditions, and greenhouse gas (GHG) emissions.	High	High
ENVIRONMENTAL	WASTE MANAGEMENT	Circularity of waste and packaging makes it possible to reduce impacts on ecosystems and obtain gains for the business and communities, such as reducing operating costs and generating income for the recycling chain.	High	Low
ENVIRONMENTAL	CLIMATE CHANGE	Manage risks and monitor and reduce carbon emissions throughout the chain, thus reducing social and environmental impacts and optimizing processes across the chain.	Low	Medium
SOCIAL	FIGHTING HUNGER AND FOOD WASTE	Combating food waste and promoting a positive impact through food donations and by raising customer awareness of the correct choice and use of foods.	High	Low
SOCIAL	PEOPLE DEVELOPMENT	Promoting the continuous training and development of Our People fosters engagement, retention, and development of leaders, in addition to making the company more attractive to future employees.	Low	High
SOCIAL	WELL-BEING, HEALTH, AND SAFETY	Promoting a safe and welcoming working environment, that encourages the physical and mental well-being of Our People.	Low	Low
SOCIAL	DIVERSITY, INCLUSION, AND COMBATING DISCRIMINATION	Promoting a safe, diverse, fair, inclusive and healthy working environment, ensuring the best possible practices for all Assaí's stakeholders, whether customers, employees, or suppliers.	Medium	Medium
SOCIAL	RESPONSIBILITY TO THE CUSTOMER	Establishing ethical, transparent, and responsible relationships, meeting the needs of the different customer groups and ensuring consumer satisfaction.	Low	Medium
GOVERNANCE	ETHICS AND GOVERNANCE	Setting up a framework of policies, practices, and processes based on ethics and transparency to achieve a management approach that promotes fair competition between suppliers, fair contracts, and that combats corruption.	Low	High

Our Assaí

Our energy propels the growth of all people.



NELSON JÚNIOR,
Itavuvu store (SP)

WHO WE ARE

GRI 2-1, 2-6

Assaí Atacadista is a Brazilian company in the self-service wholesale sector (Cash&Carry) with more than 87,000 employees and 302 stores in 24 Brazilian states and the Federal District, as well as 12 Distribution Centers and 12 regional offices.

We are the second largest player in the Brazilian retail sector and we cater for nearly 40 million customers, including small- and medium-sized businesses, as well as end consumers from different socio-economic backgrounds, with a wide range of quality products and services at affordable prices.

The content of this section is related to:

Our values:
Simplicity; Passion for what we do; Commitment to results

Capitals of the Integrated Reporting approach:
Manufacturing; Financial

SDGs:

In 2024, we opened 15 stores as part of our expansion plan, including two conversions that completed the hypermarket conversion project. With these new stores, we reached 1.5 million square meters of sales area. We also opened a Distribution Center in the city of Manaus, AM. Our sales reached R$80.6 billion and we continue to be one of the largest employers in Brazil's private sector.

Assaí Atacadista is the trade name of Sendas Distribuidora S.A., a corporation, a company without a controlling shareholder, with 100% of its shares freely traded on the market and that complies with the highest standards of corporate governance.

Headquartered in São Paulo, we are listed on the São Paulo Stock Exchange (B3) under the ticker symbol ASAI3.
As disclosed on December 19, 2024, our Board of Directors approved the company's intention to voluntarily delist its American Depositary Shares (ADSs) from the New York Stock Exchange (NYSE), considering that maintaining a secondary listing on the NYSE is not currently beneficial, given that the company's ordinary shares are predominantly traded (around 87%) on Novo Mercado.



Assaí store in Guarujá (SP)

Therefore, on January 9, 2025, the ADSs, previously traded on the NYSE under the ticker symbol ASAI, began to be traded under the ticker symbol ASAIY, only on the over-the-counter market in the United States. Delisting is in line with the company's long-term strategy of maintaining the efficiency of the operation.

We are the best wholesale and retail company, according to the ranking *Melhores e Maiores* (Exame's Best and Biggest), and the best company to work for in food retail in Brazil, according to GPTW.

Our purpose
To make prosperity a reality for everyone.

Our positioning
For everyone, from Dawn to Dusk.

Our value proposition
Low prices and a great shopping experience.

Our values

Simplicity
- **We value our origins.** We are simple and we are proud of it.
- Always seek an **objective, clear, practical, and effective** way of working.
- To be **thoughtful and respectful** to everyone.
- Know how to listen, empathize, and collaborate, regardless of the job position. **We're all Assaí!**

Customer focus
- **To be clear about who we are,** what we offer and who our customers are.
- **Consider the customer** in every decision.
- **Have a sense of urgency** to solve problems that impact customers.
- Ensure **respectful, friendly, agile, and efficient** service.

Passion for what we do
- Enjoy what we do and **take pleasure in serving**.
- Seek **emotional balance** in all our actions.
- To be **committed and motivated** to deliver the very best.
- **Play a leading role** and make a difference.

Commitment to results
- **To be productive and agile** in solving problems, seeking solutions and achieving objectives.
- Have an **ownership attitude**, a critical eye, and always be able to work collaboratively. Together we are stronger.
- **Optimize expenses** by ensuring a low-cost business model that allows offering the best price.
- **To be open to change** and innovation-oriented.

Care for Our People
- **Value Our People,** recognize good contributions, and achievements.
- **Respect and value** diversity and have equal opportunities for all.
- Ensure a **safe and welcoming environment** that provides balance and engages people.
- Offer **opportunities for growth** and development for Our People.

Ethics
- **Respect and comply** with laws, policies, standards, and codes of conduct.
- To be **upright, ethical, and transparent** in everything we do.
- **Act in a fair and impartial manner**, aiming for the best for the sustainability of the business.
- Comply with **what has been agreed upon**, delivering on all commitments made on behalf of the company.


PADARIA
CAFETERI
Assaí store in Macapá (AP)

WHAT WE DO

GRI 2-6

Every month, Assaí welcomes more than 40 million customers to its stores throughout Brazil, offering a range of quality products and services at affordable prices to small businesses, gyms, candy stores, cafeterias, food carts, sports clubs, condominiums, schools, food services, hotels, religious institutions, snack bars, bars, grocery stores, mini-marts, bakeries, pastel shops, pizza parlors, restaurants and individual customers looking to save money on everyday purchases.

We have a two-price policy: wholesale price for the purchase of larger volumes of the same product, which gives a discount on the final purchase price; and retail price for the purchase of small quantities.

In 2024, a total of 254 Assaí stores are also offering some type of service. In all, there are 618 service units, 254 of which are butcher shops, 191 cold cut delis, and 173 bakeries, an increase of 64% compared to the previous year.

At the same time, 104 stores have shop galleries. The increase in this type of convenience reveals not only our search for the best shopping experience for customers, but also our leadership in proposing innovation in the wholesale sector.

We strive for operational efficiency at different levels:

- Flexible business model, which can be adjusted to different regions and audiences.
- Localization, with stores adapted to meet the needs of specific regions.
- Decentralized logistics, with stock delivered to the store.
- Efficiency and productivity, at a low-cost structure.
- Financial services, such as the *Passaí* card in our stores.

Management is regionalized, with 12 offices in the five regions of Brazil, which allows local leaders to make decisions autonomously, taking into account their reality, and to adapt business strategies according to the specific characteristics of each location.

WHERE WE OPERATE

GRI 2-6, SASB CG-MR-000.A, CG-MR-000.B, FB-FR-000.A, FB-FR-000.B

302 stores

1,5 million + sqm of sales area

87,000 + employees

24 states and the Federal District

12 Distribution Centers

12 regional offices


Roraima: 1 store
Pará: 8 stores, 1 Distribution Center and 1 regional office
Amazonas: 4 stores and 1 Distribution Center
Amapá: 2 stores
Tocantins: 2 stores
Maranhão: 4 stores and 1 regional office
Piauí: 5 stores
Ceará: 15 stores, 1 Distribution Center and 1 regional office
Rio Grande do Norte: 5 stores
Paraíba: 5 stores
Pernambuco: 14 stores, 1 Distribution Center and 1 regional office
Alagoas: 5 stores
Sergipe: 5 stores
Bahia: 24 stores, 1 Distribution Center and 1 regional office
Federal District: 6 stores and 1 regional office
Goiás: 9 stores and 1 Distribution Center
Minas Gerais: 9 stores and 1 regional office
Espírito Santo: 2 stores
Rio de Janeiro: 40 stores, 2 Distribution Centers and 1 regional office
São Paulo: 111 stores, 3 Distribution Centers and 1 regional office
Acre: 1 store
Rondônia: 2 stores
Mato Grosso: 7 stores, 1 Distribution Center and 1 regional office
Mato Grosso do Sul: 6 stores and 1 regional office
Paraná: 10 stores and 1 regional office

OUR JOURNEY IN 2024

With our sights set on working in-house in 2024, we sought to structure processes and adjust routes in search of efficiency and productivity, establishing roles and responsibilities to grow and add more value to the company.

In this sense, for the first time, we conducted a reputational study on the Assaí brand and, by means of a survey, we sought to understand Assaí's image and reputation among our various stakeholders.

In partnership with an external consultancy, we heard 3,434 people, including suppliers and representatives from the financial market and organizations, about how Assaí is perceived in terms of brand strength, history, negotiation models, and ESG issues. The work provided the information we needed to structure our communication with various audiences more efficiently.

Also as part of this work in strategic communication, which is connected to the operation, to attract customers to the stores and contribute to building value, our Press Room, is available on our website to bring more information and transparency to interested parties.

Expansion and new units

GRI 2-6

We opened 15 stores in 2024, reaching the expansion planned for the year. Thirteen of them were organic stores and 2 were conversions, thus completing the project to convert the 66 hypermarket stores acquired at the end of 2021. In addition, in order to strengthen our operations, we opened our first Distribution Center in the city of Manaus, AM.

The investment added more than 76,000 sqm of sales area to our operation.

Strengthening our nationwide presence and closeness to our customers is part of our expansion plan and has resulted, since the beginning of 2021, in the opening of more than 120 stores, including 66 hypermarket conversions, one of the largest projects to date in Brazilian retail, as well as strong investments to include new services in stores, such as butchery, cold cuts, and bakery operations. This intense period of store openings brought Assaí's expansion plans forward by a couple of years, and the acquisition of hypermarket stores made it possible to enter strategic regions that would have been difficult to access through organic expansion.

ASSAÍ STORE OPENINGS


Organic stores 13
Converted stores[1] 47
Total 60
Organic stores 10
Converted stores[1] 17
Total 27
Organic stores 13
Converted stores[1] 2
Total 15
2022
2023
2024

[1] The 66 stores converted since 2021 marks the completion of the project to convert the hypermarkets acquired in 2021.



Assaí store in Barueri (SP)

In 2024, we continued to mature the stores that had been converted in previous years, improving the shopping experience by expanding in-store services and by diversifying and increasing the number of products sold, especially in the new categories of wines, tires, and appliances.

The rise in the SELIC interest rate and changes in the curve for interest rate expectations for the coming years have directly influenced the cost of carrying the company's net debt. Given these factors, and aiming to expedite the process of reducing financial leverage, Assaí decided to postpone certain new store projects originally planned for 2025, and set the goal of opening 10 new stores, with an expected investment of between R$1 billion and R$1.2 billion.

Shop galleries grow in representativeness

One initiative that has gained momentum as part of our expansion strategy are the shop galleries inside our stores. These tenants provide services such as locksmiths, beauty salons, travel agencies, pharmacies, and even gyms and food courts.

In 2024, this initiative underwent greater integration with our business and its role matured in the company, growing in representativeness within Assaí's structure. At the end of the year, we had 104 stores with fixed commercial establishments, not counting kiosks and one-off events.

Shop galleries in numbers

R$110 million
in revenue in 2024

104 Assaí stores
with galleries

231,000 sqm
of gross leasable area

81.3% occupancy of available spaces

900 stores
offering various products and services in the galleries

45% Brazilian brands

55% local or regional services


entrada
MEU ASSAÍ
Galleries

Offering these services boosts store performance and drives customer flow. Galleries are thought of as complementary to our business, to what we offer in our stores. In this way, both Assaí and shopkeepers and customers benefit from this partnership.

Shopkeepers in our galleries gain from a guaranteed flow of potential customers and enjoy the security inside our stores. They deliver more opportunities and shopping experiences to our customers, who are our primary focus.


104 Assaí
stores with galleries
North 2
Northeast 17
Midwest 8
Southeast 74
South 3

Another advantage of this strategy concerns occupancy costs. By leasing shop gallery areas, Assaí diversifies its sources of revenue and reduces fixed costs. At the same time, by creating attractive and diversified spaces, we also attract a larger audience and keep customers in our stores longer.

The implementation of the galleries is based on studies of the region where the Assaí store is located and of local customers. They analyze the services available in the region and what products/services can benefit our customers.

A store in an area where there are no gyms or pet stores, for example, can be attractive for these types of business partnerships. In this way, we are fulfilling a current need for the residents of this particular region.

The galleries feature Brazilian brands and services offered by local entrepreneurs. For 2025, the plan is to increase the number of galleries and make this business more representative.

Impacts of our expansion

GRI 2-25

Assaí's commitment to sustainability begins in the initial expansion phase, ensuring that each new store, whether built or converted, follows environmental, social and governance standards.

To provide greater support to the tenants of our galleries, we have created the Assaí Shopkeeper Center (CLA in the Brazilian acronym), which is a team that provides specific services and efficiently solves their demands. Since it began operating, the CLA has served more than 800 tenants, in more than 9,000 calls.

From the beginning of the construction, we have adopted measures to minimize impacts, including efficient waste management, noise mitigation and prevention of water pollution. In addition, we ensure full compliance with regulatory requirements, obtaining the necessary licenses and promoting transparent dialogue with local communities.

In this way, we seek not only to reduce impacts, but also to reinforce our commitment to being a good neighbor from day one.

In 2024, we worked with two construction companies that have LEED certification, which promotes sustainable construction practices, and we are encouraging other partners to also seek this certification.

We conduct a **Neighborhood Impact Assessment** for each new store; we are strict about removing debris and demolition waste and about working hours, looking to avoid noise that could disturb the neighbors. We also wash the streets at the end of each day's work to keep them clean.

We work in close collaboration with the community and public agencies in order to comply with all applicable laws.

The ***Construindo Juntos*** (Building Together) project promotes dialogue and integration with neighborhoods surrounding our stores under construction, bringing Assaí closer to the local community. In 2024, the project involved 10 construction sites, focusing on the most critical units, including Manaus (Bola da Suframa) and São José do Rio Preto (Anísio Haddad).

Proactive actions, such as face-to-face meetings, visits, and distribution of informative content, were carried out to strengthen the relationship with the region's residents.

The project has the collaboration of various areas within Assaí, highlighting the importance of integration between teams to ensure the success of relationship initiatives and the appreciation of communities during the company's expansion.


ASSAÍ ATACADISTA
Assaí store in Manaus (AM)

MANAUS GETS ITS FOURTH STORE AND A NEW DC

The capital of the state of Amazonas was a highlight in our expansion strategy in 2024 due the opening of its first Distribution Center (DC)—built to guarantee an efficient and stronger supply for local stores—and of the fourth store in the city, Assaí Bola da Suframa.

In addition to the economic gains for the population, the construction of this store involved important social and environmental work by Assaí, given the location of the lot the company acquired to build the store.

When we assessed the impacts that the construction of the new store could have on the neighboring community, we entered into a partnership with local residents, facilitated by the city government and the judiciary branch, in order to provide benefits to these residents.

We compensated 36 families, who also received a two-month housing assistance grant from the municipality. After receiving the compensation, the residents moved out and the houses were demolished, as provided for in the agreement. The site is a Permanent Preservation Area that had been illegally occupied, and was returned to the municipality.

With this experience, Assaí became a partner of the city government in a social program dedicated to assist vulnerable populations living in environmental protection areas.


Social action at the São José do Rio Preto (SP) store

SOCIAL BENEFITS IN THE CITY OF SÃO JOSÉ DO RIO PRETO

In 2024, we arrived in São José do Rio Preto, in upstate São Paulo, where a second unit is planned for 2025.

The construction work of the first unit reaffirmed our commitment to sustainability requirements when building or converting new stores. With 12,000 sqm of built-up area, the store is located on the lot of the AmAA Institute, a social organization that caters for 460 children by providing education, artistic and sports projects, as well as transport and food.

Assaí entered into an agreement with AmAA whereby Assaí will pay rent for the use of the land for 20 years, which guarantees that the organization will continue its activities for a long time.

We also demonstrated our care for the environment by donating more than 10,500 native tree seedlings to the city, 965 of which were planted directly in the vicinity of the store and the remaining 9,570 sent to the City's Environment and Urban Planning Department. Likewise, Assaí revitalized the Adelaide Kauam Medina square, which is adjacent to the Assaí Anísio Haddad store, providing a renovated area for the residents of the district of Jardim Aclimação.

We also made improvements to urban mobility in the area, such as replacing the surface of sidewalks, demarcating parking spaces, putting up new street signage, and installing a roundabout on a nearby avenue junction to facilitate traffic and ensure greater safety for pedestrians.


ASSAÍ

Lívia Jesus, Distribution Center in Feira de Santana (BA)

INNOVATION

The search for efficiency in operations is one of the pillars of our Sustainability Strategy, and this is where 2024 came in, with a scenario of accelerated innovation projects.

Our efforts focused on organizing all the technological tools available to the company in order to improve productivity and efficiency and thus grow even more and add more value to the business.

We evaluated processes and systems, especially in the Procurement area, and have more than 70 ongoing projects, with varying impacts, in order to be more objective and generate more gains along the chain.

Flow of goods

An important project in 2024 in the area of technology is focused on the flow of goods, involving storage, pricing, purchasing and supply systems.

The first step was the implementation of the new **Warehouse Management System** (WMS) in our Distribution Centers (DCs), which will improve supply routines and bring more efficiency to the distribution of goods to our stores.

Tests began in 2023 at the DC in the city of Paulista, PE. In 2024, we completed the necessary technical adjustments, invested in training Our People, and implemented the complete system in the new DC in Manaus, AM, which was the first to operate with the WMS as of the beginning of its activities. We also started the implementation process in Cajamar, SP and should reach our other warehouses by 2025.

In 2024, we also began the implementation of a more sophisticated merchandise **pricing system** that uses artificial intelligence. This process will be carried out in phases and should be completed by 2026, offering opportunities to increase profit margins. These initiatives are now under the newly-structured Business Intelligence Department.

In addition, we completed two phases of the project to develop a new **purchasing and supply platform** for the stores, which will use data intelligence to help our team in the decision-making process and which will start implementation in 2025.

This technological tool will bring greater efficiency and transparency in managing the more than 3,500 suppliers from which we buy more than 32,000 registered items, with a positive impact on the company's overheads, especially in the expansion process, which requires equipping entire stores.

Digital journey

The ***Meu Assaí*** app gained new features in 2024, such as the shopping list, the 'Member Get Member' initiative, and integration with the Passaí card (see more in the Our relationship with people section), as well as a feature that, using artificial intelligence, links recipes to products on sale in the app.

Another important innovation of the year was the ***Nossa Gente*** (Our People) app, an investment in the digitalization of employees' journey that centralizes various benefits offered by Assaí (see more in the Our relationship with people section).

We also developed the new **Assaí University** course platform and continued to advance in the automation of routine business process tasks as part of a broader process of reviewing the company's systems.

In 2024, we stepped up investments in our digital transformation journey. As a first step, together with the Dom Cabral Foundation, Assaí University created a program focusing on this topic, which has already formed the first immersive class.

In 2024, our Information Technology team held the second edition of AssaíTech, our annual technology and innovation meeting, whose theme was artificial intelligence, its potential, its use, and the care needed regarding this new technology.


BAIXE O APP
MEU ASSAÍ
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ASSAÍ
ATACADISTA

App *Meu Assaí* in store

EVOLUTION OF OUR SUSTAINABILITY STRATEGY

GRI 2-24, SASB CG-MR-410a.3, FB-FR-430a.4

In 2024, we advanced the agenda of our Sustainability Strategy and reaped the fruits that were planted throughout the journey that began with the publication of our strategy in 2023.

This maturity and a deeper understanding of our sustainability programs and initiatives, coupled with the way the market perceives Assaí, gave us an opportunity for reflection that led to connecting with society's expectations of the company.

We also had a consistent and stable journey in relation to our social investments, centered in the Assaí Institute, with the refinement of initiatives on its three fronts (see more in the Our relationship with people section).

Regarding waste and conservation of natural resources, in partnership with Eureciclo, since 2023 we have been promoting a program to offset Private Label packaging. After two years of the initiative, we have offset 100% recyclable and plastic packaging for 44 products, which accounts for 60% of the total volume of Private Label packaging. In 2025, the offsetting of packaging from 2024 will also include other 100% recyclable materials, such as paper.

Drive prosperity for everyone with responsible and transparent operations and lower environmental impact.

Assaí was featured in *Radar Verde*, a study that evaluates the beef production and marketing chain in Brazil, with a focus on the Legal Amazon. According to the study, prepared by *Instituto O Mundo que Queremos* and *Instituto do Homem e Meio Ambiente da Amazônia (IMAZON)*, we are among the few food retailers in Brazil that monitor their beef suppliers in order to combat deforestation.

Conscious and responsible growth and our Sustainability Strategy were the topics of ESG Day 2024, our annual meeting on environmental, social, and governance practices. On that day, we stressed to Our People the importance of this topic for Assaí and for our stakeholders.

Pillars of action

Our Sustainability Strategy was restructured and published in 2023, and its purpose is to help the company be more efficient in terms of sustainable development, in line with the Assaí brand, our business, mission, vision, and values.

The document is based on three pillars that relate to priority topics for Assaí, which, in turn, are related with UN's SDGs, which are also priorities for the company in its efforts to achieve sustainable development.

Efficient operations

We innovate in our operations and in the way we do business. From farm to fork, we encourage the best production and marketing practices with our suppliers and conscious consumption in our stores, reducing climate impact and ensuring fair working conditions across our value chain.

Topics addressed

- Climate change: improving refrigeration technologies, and energy efficiency
- Waste management
- Responsible supply chain: working conditions and impacts on biodiversity

Development of People and Community

We promote prosperity for everyone through growth opportunities for Our People, for business owners, and for the communities where we operate. We are a diverse company, operating in various regions of Brazil, and we are committed to developing more fair, inclusive, and prejudice-free relationships.

Topics addressed

- People development
- Diversity, inclusion, and combating discrimination
- Well-being, health, and safety
- Responsibility to the customer
- Assaí Institute: local development
- Combating food waste
- Strengthening small businesses

Ethical and transparent management

We believe in ethical and transparent relationships with all our stakeholders. This is how we develop a long-term view of our business and form consistent relationships with Our People, suppliers, customers, social organizations, shareholders, and civil society as a whole.

Topics addressed

- Ethics and governance

FINANCIAL PERFORMANCE

In a challenging year, marked by fluctuations in the macroeconomic scenario, Assaí's financial performance stood out for its consistency, with sales growth, profitability, the start of the net debt reduction cycle, and continuity in the deleveraging process.

Gross revenue totaled R$80.6 billion in the year and net revenue reached R$73.9 billion, up 11% over 2023. These gains mainly reflect the continued maturing of new stores, the increase in the range of services offered in stores, and an efficient commercial strategy.

Volatility in the macroeconomic scenario, coupled with the rise in interest rates throughout the year, led Assaí to accelerate its process to reduce leverage, which, by the end of 2024, was at 3.04x (compared to 3.8x in 2023), a better level than planned for 2024 (below 3.2x).

In addition, with a view to improving its debt profile by extending the term and reducing the average cost, Assaí raised significant capital over the course of the year, totaling R$6.6 billion (considering loans and capital market).

Successful funding, as a result of the reduction in the company's leverage and of favorable credit market conditions, was crucial to improving the debt profile and also allowed for the early repayment, in October 2024, of two lines of debt maturing in 2025 and 2026. In addition to debt management, the funds raised through offerings will be used to reinforce cash flow.

Also, in order to accelerate the reduction of financial leverage, given the recent increases in the SELIC interest rate and changes in interest rate curve expectations—factors that directly impact the cost of carrying net debt—the company decided to postpone some of the projects for new stores originally scheduled for 2025.

As a result of this adjustment to the expansion and investment plan, coupled with the growth in EBITDA and the reduction in net debt, the company expects to reach a leverage ratio, measured by the net debt/EBITDA ratio, of approximately 2.6x by the end of 2025.

The economic scenario in 2024

The high volatility of interest rates in Brazil in 2024 had an adverse impact on the consumer market, with ramifications on the indebtedness of Brazilian families and the leverage of the company's debt.

As the self-employment market heated up, we also experienced labor shortage throughout 2024, which led to a high turnover in the year (41%), well above the levels of previous years.

Growing competition in the Cash&Carry sector, both from nationwide companies and regional brands, made the scenario even more challenging for Assaí, which even so managed to advance due to the maturing of new stores, especially those from the conversion of hypermarkets.

FINANCIAL PERFORMANCE GRI 201-1

(R$ million)	2022	2023	2024
Gross revenue	R$59,684	R$72,785	R$80,570
Growth compared to the previous year	31%	22%	11%
Net revenue	R$54,520	R$66,503	R$73,819
Growth compared to the previous year	30%	22%	11%
Gross revenue per store	R$227	R$253	R$267
Gross income	R$8,963	R$10,799	R$12,193
Growth compared to the previous year	25%	21%	13%
Net income	R$1,220	R$710	R$769
Growth compared to the previous year	-24%	-42%	8%
Post-IFRS 16 adjusted EBITDA	R$3,912	R$4,712	R$5,505
Post-IFRS 16 EBITDA margin	7%	7%	17%
Gross investment	R$4,721	R$2,448	R$1,472
Operating cash generation	R$4.2	R$4.6	R$3.1

VAS (VALUE ADDED STATEMENT) GRI 201-1

(R$ million)	2022	2023	2024
Revenues	R$59,799	R$72,629	R$80,395
Gross value added	R$6,896	R$8,871	R$10,090
Personnel	R$2,970	R$3,588	R$3,934
Taxes, fees, and contributions	R$211	R$316	R$872
Return on debt capital	R$1,962	R$3,127	R$3,278
Remuneration of equity capital	R$1,220	R$710	R$769

SGA (SELLING, GENERAL AND ADMINISTRATIVE EXPENSES)

Evolution as % of net sales	-9.5%	-11.1%	-11.0%

AWARDS AND RECOGNITION


ASSAÍ
ATACADISTA
FOLHA
TOP MIND
Categoria Atacadista 2024
Categoria Supermercado 2024
Top of Mind categories Wholesaler and Supermarket

Brand and reputation

Top of Mind Award – Folha de S.Paulo
Brand with the best recall in two categories: Wholesaler and Supermarket

***Marcas Mais Valiosas do Brasil 2024* – Interbrand Consultoria**
Most valuable brand in food retail – 22nd place in the overall ranking of Most Valuable Brazilian Brands

***O Melhor de São Paulo 2024* – Folha de S.Paulo**
Best Wholesaler in São Paulo for the 9th consecutive time

Ranking Brand Finance 2024 – Brand Finance Consultoria
17th place among Brazil's Most Valuable Brand

Branding Brasil 2024 Ranking – Anacouto
1st place as the most recalled brand in physical and digital retail

Selo LinkedIn Top Voice
Belmiro Gomes, our CEO, receives the seal that recognizes profiles with high quality and relevant content on LinkedIn

Ranking Brand DX das Marcas Mais Valiosas 2024 – Brand DX
16th place among Brazil's Most Valuable Brand

Ranking Merco Empresas Brasil
Wholesaler with the best Corporate Reputation index in Brazil in 2023 and 52nd place in the overall ranking of the 100 companies with the best corporate reputation

14th Survey of Companies that Communicate Best with Journalists – Center for Communication Studies and Communication Business Platform
Company that best communicates with journalists in the Wholesale and Retail category

cebds
REPORTING MATTERS

Reporting Matters 2024
The Assaí 2023 Annual and Sustainability Report was recognized for its robustness by the Brazilian Business Council for Sustainable Development (CEBDS), featuring in the document 'Reporting Matters 2024.'

The publication evaluates the reports of CEBDS' member companies based on various indicators, divided into four categories: Principles, Content, Effectiveness, and Sustainable Development Goals (SDGs).

Our report obtained a total score of 93% and had the following aspects highlighted as strengths:

- Narrative, performance, and goals of diversity and inclusion were well established and demonstrated.
- Participation, partnerships, and projects developed in a broad and well-demonstrated manner.
- Attractive and well-conceived design, with an efficient and organized narrative.

Click **here** to access our 2023 Annual and Sustainability Report.

Customer service

Modern Consumer Award for Excellence in Customer Services 2024
1st place in the Retail category – Supermarkets, Proximity Stores, Wholesaler/Retailer, and Cash&Carry

Experience Awards 2024 – SoluCX
Certified for the 4th consecutive year with the NPS Customer Experience Leader in the Wholesale and Cash&Carry category

Companies that Most Respect Consumers – Padrão Group
1st place in the Wholesale/Retail category

Financial indicators

Melhores e Maiores 2024 da Exame
Chosen as the best Wholesale and Retail company

Valor 1000 2024 – Valor Econômico
16th place in the Southeast Region and 18th place in the overall ranking.

Fincon Awards 2024 – MZ Group
1st place in the Retail category – Mid&Large Caps

Diversity and people management

National Ranking GPTW – Great Place to Work
18th position among companies with more than 10,000 employees

National Quality of Life Award (PNQV) - Associação Brasileira de Qualidade de Vida
We won the silver category

Best Companies for LGBTQIA+ Employees to Work For – Equidade BR 2024
Maximum score in the survey that analyzes policies, support for an inclusive culture, and internal training.

Industry associations

2024 CIELO-SBVC Ranking – Sociedade Brasileira de Executivos do Varejo
1st place in Image - Companies Most Admired by Consumers, Wholesale category, and 2nd place in the Sales category

ABRAS Ranking 2024 – Associação Brasileira de Supermercados
2nd place in the overall ranking

ABAAS Ranking 2024 – Associação Brasileira dos Atacadistas de Autosserviço
2nd place in the overall ranking


exame
M20
M24
Melhores e Maiores 2024 da Exame Award


Modern Consumer Award

Value Creation and Shared Value — Assaí

Value Creation

Financial capital

- Gross revenue: R$[illegible] billion ([illegible]% higher than in 2023)
- Gross investment: R$[illegible] billion
- Operating cash generation: R$[illegible] billion
- Brand value: R$[illegible] million
- Gross revenue per store: R$[illegible] million

Manufactured capital

- Operates in 24 states and the Federal District
- 302 stores throughout Brazil
  - 130 stores in the North, Northeast, and Midwest regions
  - 172 stores in the South and Southeast regions
- More than 1.5 million sqm of sales area
- 13 Distribution Centers
- 106 stores with shop galleries, where merchants offer various products and services to Assaí customers

Intellectual capital

- New Assaí app for customers and [illegible] app for the workforce
- Phygital strategy, integrating the in-store shopping experience with the digital experience
- Consolidated Sustainability Strategy based on three pillars: efficient operations, development of people and communities, ethical management, and transparency
- Assaí University, committed to the continuous development of our People

Human capital

- More than [illegible] employees as of December 31, 2024
- [illegible]% of people with disabilities in our workforce
- [illegible]% men and [illegible]% women in our workforce
- [illegible]% of leadership positions and [illegible]% of C-level positions held by women
- More than [illegible] employees aged 50+

Social and relationship capital

- Assaí Institute
- Strong job creation
- Commitments, policies, and practices throughout the value chain
- Academia Assaí: training and support for micro and small enterprises
- Multi-platform communication with customers

Natural capital

- [illegible]% reduction target in gross emissions (Scopes 1 and 2) by 2030 (baseline 2021)
- Environmental management system: performance indicators
- More modern operations, reducing emissions from refrigerant gases
- Awareness-raising plan on water and energy use
- ESG Award recognizing suppliers with sustainable practices



Shared Value

Financial capital

- Net revenue: R$[illegible] billion ([illegible]% higher than in 2023)
- Company without a controlling shareholder, with 100% of its shares freely traded on the market
- Listed on B3 and OTC in the United States
- Most valuable brand in food retail and [illegible] overall in the 2024 ranking of Most Valuable Brazilian Brands
- Gross value added: R$[illegible] billion

Manufactured capital

- 50 years of history and present in [illegible]% of Brazilian homes
- [illegible] stores opened in 2024 with the Building Together Program, a project that develops actions to build relationships with the communities around each new store
- We serve more than [illegible] million customers in 2024
- 2nd largest retailer in Brazil
- Enhanced customer experience (deli, cafeteria, butchery, air conditioning, Wi-Fi, wide aisles, and easy parking)

Intellectual capital

- Included in B3's Corporate Sustainability Index (ISE) portfolio
- [illegible]: a portal for scheduling deliveries of goods to stores and Distribution Centers (DCs)
- [illegible]% adherence to the [illegible] principles and [illegible] good practices recommended by the Code of Best Corporate Governance Practices (CGBC) of the Brazilian Institute of Corporate Governance (IBGC)
- Assaí University: [illegible] courses, [illegible] programs, and [illegible] million hours of training

Human capital

- One of the largest private sector employers in Brazil
- We are included in B3's IDIVERSA portfolio and, for the first time, we appear in GPTW Brazil's ranking of the Best Companies to Work For, the only food retail company on the list
- Included in [illegible] Latin America's first diversity-focused index, and Bloomberg's Gender-Equality Index (GEI)
- Women on Board certification, which recognizes companies with women on boards of directors or advisory boards
- Age-Friendly seal, awarded to companies considered to be the best for professionals aged 50+ to work for

Social and relationship capital

- More than [illegible] people benefited from all our social programs
- More than [illegible] million meals donated to families in situations of social and food vulnerability
- [illegible]
- [illegible] sports institutions supported with pedagogical skills for citizenship
- More than [illegible] people hired in 2024
- A new procurement and supply platform for the stores, which will begin to be implemented in 2025, will make managing the more than [illegible] suppliers [illegible] more efficient and transparent
- The [illegible] editions of the Academia Assaí Award have included more than [illegible] entries and more than R$[illegible] million in financial support for [illegible] entrepreneurs
- Winner of the Experience Awards for the [illegible] consecutive year, with the best NPS in the Wholesale and Retail category, [illegible] from the [illegible] Group for the [illegible] year and the Modern Consumer Award in the Retail category for the [illegible] year

Natural capital

- Recognition by the Carbon Efficient Index (ICO2 B3)
- Gold Seal in the Public Registry of Emissions of the Brazilian GHG Protocol Program
- [illegible] new stores 100% supplied by [illegible]
- [illegible]% of the energy we purchase comes from renewable sources (hydroelectric, solar, wind, or biomass)
- In the annual edition of the ESG Award's Sustainability category, we included issues relating to reducing emissions in Assaí's logistics chain and adherence to the Science Based Targets initiative (SBTi)



KEILA MORESCHI,
Headquarters
Compliance (SP)

Our governance

With every decision, we do what is right for the prosperity of all people.

Our corporate culture includes respect for and compliance with Brazilian legislation, policies, standards, and codes of conduct, as well as integrity, ethics and transparency in the way we do business. By acting according to these principles, we want to bring prosperity and economic development to all regions where we operate in the way we do business. By acting according to these principles, we want to bring prosperity and economic development to all regions where we operate.

We have been part of B3's Novo Mercado (Brazilian stock exchange) since 2021. As such, we must comply with the highest standards of corporate governance established in its bylaws, as well as Brazilian corporate legislation and the regulations of the Brazilian Securities and Exchange Commission (CVM), in addition to our own bylaws, policies, and internal regulations.

In July 2024, Assaí published its annual report on the Brazilian Corporate Governance Code, a document provided for in a CVM resolution intended to disclose the level of adherence by publicly traded companies to the corporate governance practices set out in the Code of Best Corporate Governance Practices (CGBC) of the Brazilian Institute of Corporate Governance (IBGC).

We achieved 90.32% adherence to the 31 principles and 54 best practices recommended by the CGBC. In 2021, when we published our first report, we had 80.65% adherence.


ASSAÍ

Belmiro Gomes, Assaí's CEO

The content of this section is related to:

Our values: Ethics; Commitment to results

Material topic: Ethics and governance

Capital of the Integrated Reporting approach: Intellectual

SDGs:


12
16

RECOGNITION INDEXES

As a result of our work on the topic of ESG, we are included in several market indices that attest to a management approach aligned with sustainable development.

- **B3's Corporate Sustainability Index (ISE)** – We are part of the B3 ISE portfolio, which is an indicator of the average performance of the share prices of companies committed to corporate sustainability. We placed 53rd in the 2024 ISE B3 ranking.
- **IDIVERSA B3** – B3's diversity-focused index, made up of publicly traded companies with outstanding performance in terms of gender and race inclusion.
- **Gender-Equality Index** – Bloomberg's Gender Equality Index, which measures the performance of publicly traded companies that report gender-related information.
- **Women on Board** – Seal that recognizes companies, that have at least two women on the Board of Directors, which is the case of Assaí.
- **Age Friendly** – Seal awarded to companies considered to be the best for professionals aged 50+ to work for.
- **IGPTW B3** – Stock exchange index that brings together the best companies to work for, according to the Great Place to Work ranking.
- **Carbon Efficient Index (ICO2)** – Joining B3's ICO2 and being included in the index's portfolio recognizes the company's commitment to the climate agenda and transparency in disclosing carbon emissions.



Assaí store Vitória Airport (ES)

CDP

The Carbon Disclosure Project (CDP) is a global organization that helps companies and governments measure and disclose environmental impacts to encourage the adoption of sustainable practices.

Assaí reports its environmental performance to CDP Climate Change, a program that encourages companies to reduce their greenhouse gas (GHG) emissions. Every year, we publish our Greenhouse Gas Inventory, a voluntary, third-party audited document based on the GHG Protocol methodology, which is managed by the Center for Sustainability Studies of the Getulio Vargas Foundation (FGV).

In 2024, the inventory earned Assaí the Gold Seal in the Public Registry of Emissions of the Brazilian GHG Protocol Program, which recognizes companies that meet all the criteria for transparency in the publication of their data.

CDP Classification

CDP

2022	2023	2024
B	B	B

OWNERSHIP STRUCTURE

GRI 2-1

Since March 2023, Assaí Atacadista has been a corporation without a controlling shareholder and its shares are traded in the stock exchange in Brazil (B3) and in the OTC market in the United States. The company's share capital is represented by 1,352,215,647 shares, divided among the shareholders as shown in the table below:

OWNERSHIP STRUCTURE (March 13, 2025)

Shareholders[1]	Common stocks	Percentage
Orbis	156,625,672	11.58%
Antipodes	69,387,826	5.13%
Dynamo Investimentos	67,877,811	5.02%
Conifer Management LLC	67,700,000	5.01%
Wishbone Delaware Brazil I LLC	67,700,000	5.01%
Treasury shares	3,800,000	0.28%
Other	919,124,338	67.78%
TOTAL	**1,352,215,647**	**100%**

[1] *Shareholders with more than 5% of Assaí shares.*

Investor Relations

GRI 2-29

After an intense corporate reorganization in 2023, having become a corporation, Assaí continued to develop and improve its governance, having approved, in April 2024, a new remuneration model, with greater long-term commitment, a focus on retaining and motivating executives, and greater alignment with the interests of shareholders.

The company has also developed closer and more intense communication with its investors. In 2024, we evolved our model for disclosing financial information and institutional presentations, adding more transparency to our relationship with this audience, with more granular information for decision-making.

Our leaders fulfilled a larger agenda of engagement with foreign shareholders at international conferences, looking to increase their understanding of what they expect from the company.

Also, as a way of strengthening ties with these and other stakeholders, in July 2024 we announced the launch of our institutional information channel on WhatsApp.

With this innovation, shareholders and stakeholders receive information on ESG initiatives, financial results, campaigns, opening of stores, and project launches, among other updates, quickly and directly at their fingertips.

High interest rates affect stock price performance

Assaí's shares fell 58.4% in 2024, reflecting a challenging macroeconomic scenario, marked by high interest rates—with a direct effect on the company's indebtedness—pressure on the population's purchasing power, which has been impacted by high inflation rates since the beginning of the pandemic.

With the growing importance of ESG topics for shareholders, our participation in market indices related to these topics is becoming attractive. Today, we are part of B3's ISE, IDIVERSA, and ICO2 indices, as well as Bloomberg's Gender-Equality Index, which covers environmental, social, and governance topics (see more on page 33).

INVESTOR DAY 2024

As a practice that began in 2023, in November we held the second Investor Day, a meeting between the company's senior management and its investors, where we shared the results of Our People's work, our performance throughout the year, and initiatives to increase productivity and reduce the level of leverage, as well as prospects for the company's continued expansion, further consolidating its presence in Brazilian households. On that day, we gathered journalists from some of the country's leading media outlets to share the same information in a transparent and agile manner, making the information disclosed by the company accessible to a wider audience. The first Investor Day, held in 2023, earned Assaí third place in the Institutional Investor awards in 2024.


O ASSAÍ HOJE:
1 A CADA 4
MAIS LEMBRADA
MELHOR
MAIORES
ASSAÍ

Investor Day

GOVERNANCE STRUCTURE

GRI 2-9, 2-12, 2-13, 2-24

Assaí constantly seeks to improve its management approach in pursuit of the best corporate governance practices. The company is managed by the Executive Board, the body responsible for its everyday operation and for representing it vis-à-vis third parties.

The Board of Directors, a collegiate decision-making body that sets the general guidelines for business and elects the statutory officers, is responsible for overseeing the Executive Board, in addition to other duties, in accordance with the company's bylaws.



National Meeting

Assaí appoints senior executives directly responsible for managing impacts, especially in environmental and social areas. These include the Vice Presidency of People Management and Sustainability, which is responsible for leading ESG (Environmental, Social, and Governance) initiatives and integrating sustainability actions into the company's daily operations, as well as formulating and implementing policies that address our impacts on the environment and on people. They must also ensure that these practices comply with international norms and reporting standards.

The CEO and other members of senior management are directly responsible for ensuring that sustainability initiatives are implemented, monitored, and improved. They perform a crucial role in integrating sustainable practices into Assaí's strategic and operational decision-making.

Impact management is also delegated to different levels of the organization, with responsibilities assigned to specific areas and professionals. As well as delegating responsibilities, Assaí establishes processes to monitor the progress of impact initiatives. Internal and external audits are conducted on a regular basis to ensure that the results are in line with the objectives set by the Board of Directors and senior executives.

A structured and monitored delegation of responsibilities ensures that Assaí's impacts on the economy, the environment, and people are managed effectively and strategically.

The frequency with which senior executives and other employees must report to the highest governance body on how the company manages its impacts on the economy, the environment, and people can vary from monthly, bi-monthly, quarterly, semi-annually, and even annually, depending on the needs and most effective way to meet the flow of validations. This will lead to a presentation to the CEO and the committees, which will report on these issues at regular pre-scheduled meetings with the Board of Directors.

Board of Directors

GRI 2-9, 2-10, 2-11, 2-12, 2-24

Assaí's Board of Directors is the company's highest governance body. It is comprised of 9 members, with a 2-year term of office, and re-election is permitted. There are 8 independent members, including 2 women. The Chairman of the Board of Directors is an independent member and does not hold an executive position.

Candidates for the Board of Directors may be appointed by any of the company's shareholders, in compliance with the applicable legislation, including CVM Resolution No. 81 of March 29, 2022. For the purposes of determining the independence of board members, Assaí uses the criteria set out in CVM Resolution No. 80 and in the Novo Mercado Regulations.

The Corporate Governance, Sustainability, and Appointment Committee (CGCSI) is the body that, among other duties, examines the recommended candidates for appointment/election to positions on the Board of Directors. The purpose is to avoid redundancy of knowledge and experience and increase diversity in the Board of Directors, in addition to meeting the requirements of the applicable legislation. After being appointed, members are assessed and voted on by the company's shareholders at the Annual General Meeting.

In September 2024, to replace Luiz Nelson Guedes de Carvalho, the Board of Directors approved José Roberto Müssnich—based on the favorable recommendation of the CGCSI—as its new independent member, with extensive experience in company management and consulting positions in various Brazilian and international groups and companies.

Among other duties, the Board also oversees and ensures that management of social, environmental, and economic impacts is in line with our strategy and values. The Board guides strategic decisions and sets targets for the company's sustainability and corporate social responsibility.

In addition to supervising management and ensuring good governance practices, the Board of Directors represents the interests of the shareholders and helps steer Assaí's business strategy. Appointment of the members of this body is governed by the Policy on Appointment of Members of the Board of Directors.

The Board of Directors also elects and removes members of its advisory committees: Finance and Investment Committee; People, Culture and Remuneration Committee; Audit Committee; and Governance, Sustainability, and Appointment Committee.


ASSAÍ
PEÇA JÁ O SEU AQUI NA LOJA!
Assaí store Marginal Tietê Vila Maria (SP)

Conflicts of Interest GRI 2-15

The Policy on Conflict of Interest, approved by the Board of Directors, establishes the main guidelines for preventing, identifying, declaring, and resolving situations of conflict of interest. The Ethics Committee is responsible for assessing situations that do not comply with the Policy, and the Compliance area identifies and monitors potential conflicts of interest by mapping situations of conflict of interest of eligible employees.

Situations of non-compliance with the Policy on Conflict of Interest are directly reported by the Compliance Manager to the Ethics Committee.

Should a conflict of interest or particular interest of one of the members of the Board of Directors be identified in relation to a certain matter to be decided, it is the duty of the member of the Board of Directors to inform such conflict to the other members. If the board member does not disclose their benefit or conflict of interest, any other member of the Board of Directors who is aware of such situation may do so. Failure to voluntarily disclose a conflict is considered a violation of the Internal Regulations of the Board of Directors if the private benefit or conflict of interest is verified.

In addition, members of management bodies are subjected to assessment by the Compliance area before taking up their position or during their term of office.

PERFORMANCE APPRAISAL OF THE BOARD OF DIRECTORS

GRI 2-18

The Board of Directors assesses its own performance every year in order to identify opportunities for improvement in the way it operates, as provided for in its Internal Regulations. This Regulation also establishes a formal assessment of the performance of the Board of Directors and its members every two years.

Competencies of the Board of Directors

GRI 2-9, 2-13, 2-17

We have measures in place to ensure that our highest governance body—the Board of Directors—has knowledge, skills, and experience in sustainability. As part of our commitment to integrating ESG practices into our strategy, we recognize the importance of strengthening training of our leaders in sustainability-related topics.

We rely on external consultancies specializing in sustainability to provide technical and strategic support to the Board of Directors. Board members are encouraged to take part in workshops on emerging sustainability concerns such as climate change, social inclusion, the circular economy, and sustainable innovation.

Our board members actively participated in the development of our Sustainability Strategy, which includes clear targets and concrete actions to reduce environmental impacts and promote social inclusion.

The Board also receives regular updates on the company's progress in relation to ESG indicators, such as energy efficiency, diversity in the workplace, reduction of carbon emissions, and social impacts, which contributes to the continuous development of collective knowledge about the challenges and opportunities of the industry.

The annual and sustainability reports and the results of the audits are also learning tools for the Board, as they are widely discussed by governance members, promoting an in-depth understanding of how we are advancing toward the sustainable development goals.

Our board members have extensive experience in business strategy, finance, risk management and people management, in addition to the items on the ESG agenda.

COMPETENCIES

	Oscar de Paula Bernardes Neto	José Guimarães Monforte	Belmiro de Figueiredo Gomes	Enéas Cesar Pestana Neto	Andiara Pedroso Petterle	Julio Cesar de Queiroz	Leila Abraham Loria	Leonardo Gomes Pereira	José Roberto Meister Müssnich
Social and environmental responsibility	X	X	X	X	X	X	X	X	X
Strategy	X	X	X	X	X	X	X	X	X
Finance	X	X	X	X	X	X	X	X	X
Risk Management	X	X	–	X	X	–	X	X	X
People management	X	X	X	X	X	X	X	–	X
Corporate management	X	X	–	X	X	X	X	X	X

Note: these competencies refer to the composition of the Board of Directors on December 31, 2024. For more information on experiences, see form 20-F.

COMPOSITION OF THE BOARD OF DIRECTORS GRI 405-1, SASB CG-MR-330a.1
(composition on December 31, 2024)


Gender
22.2%
2
77.8%
7
Men
Women
Racial group
11.1%
1
88.9%
8
Whites
Blacks
Age group
11.1%
1
88.9%
8
30 to 49
Over 50

Click **here** *to learn more about the members of our Board of Directors.* GRI 2-9

Board of Executive Officers

Composed of 4 members, Assaí's current Board of Executive Officers was elected by the Board of Directors in 2024 for a 2-year term. In addition to being the company's legal representative, it is responsible for implementing the guidelines established by the Board of Directors. Its members are entitled to re-election.

Click **here** *to learn more about our Board of Executive Officers.*


ASSAÍ
ATACADISTA
ASSAÍ ATACADISTA
Assaí store in Macapá (AP)

Supervisory Board

Assaí does not have a standing Supervisory Board, but the body can be convened annually upon request of the shareholders, in accordance with current legislation, at the Annual General Meeting. It acts independently of management and the external audit.

Its duties include examining the financial statements for each of the company's fiscal periods and producing a formal report for shareholders, in addition to the other duties set out in the applicable legislation.

Assaí's current Supervisory Board was installed in 2024, with three members and three alternates.

Click **here** *to learn more about our Supervisory Board.*

GRI 2-9


Shareholders
Board of Directors
Supervisory Board
Finance and Investment Committee
People, Culture, and Remuneration Committee
Corporate Governance, Sustainability, and Appointment Committee
Audit Committee
Ethics Committee
CEO
Vice Presidencies
Operations
Commercial & Logistics
Finance & Investor Relations
People Management & Sustainability
Executive Board
Information Technology & CSA
Strategic Planning
Marketing & Customer Management
Corporate Relations
Expansion & Construction
Risk Management, Internal Audit & and Corporate Investigation Committee

Note: structure in December 2024.

Senior management advisory committees

GRI 2-9, 2-10

The four committees that assist Assaí's senior management in fulfilling the company's business strategy and the guidelines established by the shareholders are led by independent board members.

As for the appointment of members of the advisory committees, their assessment and recommendation are the responsibility of the Corporate Governance, Sustainability and Appointment Committee, which studies the competencies of each member appointed to the Board of Directors and advisory committees in relation to competencies that are relevant to the company's impacts. Members of the committees are elected by the Board of Directors.

Finance and Investment Committee

Composed of five members, one of whom is an external specialist, its main task is to provide strategic information to the Board of Directors on matters such as financial planning, investments and negotiations, as well as analysis of financial risks and dividends, among other topics. This committee has prioritized the company's indebtedness and the deleveraging plan for 2024-2025. In 2024, this committee welcomed board member José Roberto Meister Müssnich as its new member.

People, Culture, and Remuneration Committee

Among other duties, this committee, composed of four members, advises the Board of Directors on matters related to human resources management, such as preparing and recommending remuneration programs. It is also responsible for promoting diversity within the company and ensuring plural and complementary opinions in the decision-making process. Based on professional experience, this committee analyzes the technical training and economic, social, and cultural representativeness, as well as the profile of candidates for the Board of Directors, the advisory committees, and the positions of executive officers. In 2024, board member José Roberto Meister Müssnich joined this committee.


1980

Ricardo Amorim at National Meeting

Audit Committee

Composed of five members, this committee advises the Board of Directors on monitoring and controlling the quality of financial statements, internal controls, and risk management. In 2024, the committee underwent changes among its members, with the election of two new members.

*Click **here** to learn more about our advisory committees.*

Corporate Governance, Sustainability, and Appointment Committee

GRI 2-10

This committee was reformulated in 2023. It is composed of three members and advises the Board of Directors on the development of Strategic Planning, ESG Indicators, and Sustainability Strategy. It is also responsible for appointing members to the Board of Directors, committees, Board of Executive Officers and Supervisory Board, as well as defining their remuneration strategy.

INSTRUMENTS OF GOVERNANCE

GRI 2-23, 2-24

At Assaí, we have policies and instruments in place that serve as a foundation for our corporate governance and support the operation in the search for the best management standards required by the market and Brazilian legislation.

Our Governance Committee monitors this process and suggests the adoption of ESG-related practices that allow us to meet our goal of achieving increasingly efficient and transparent management.

In 2024, the Board of Directors and shareholders approved the new executive remuneration model at the Annual General Meeting. In order to align the interests of executives and shareholders, the new model establishes what significant portion of remuneration will be granted in the long term and through Assaí shares.

Thus, in addition to offering competitive remuneration compared to the market average, we are better positioned to retain and attract executives in line with our strategic priorities and culture.

Assaí also published its Indemnification Policy whose purpose is to regulate the procedure to compensate Assaí's employees in the event of loss or harm suffered during the regular performance of their duties at the company.

Our policies GRI 3-3

Policy on Distribution of Profits and Dividends

Policy on Related-Party Transactions
Its purpose is to ensure that Assaí's interests are met in various transactions and that transparency and fairness are respected, in addition to preventing and resolving situations of potential conflict of interest. GRI 2-15

Corporate Risk Management Policy

Social and Environmental Beef Purchasing Policy

Community and Stakeholder Relations Policy
It defines the rules for Assaí's long-term relations with audiences that influence or are influenced by our activities. The policy states that ethics, dialogue, engagement, and transparency of information are the foundations of this relationship, which is intended to create shared value. GRI 2-29

Policy on Commercial Actions in Advertising and Marketing

Private Social Investment Policy

Appointment Policy
This policy sets out criteria and procedures for appointing members to the Board of Directors, the Advisory Committees to the Board of Directors, the Executive Board of Officers and the Supervisory Board, in the interests of good corporate governance practices. GRI 2-10

Remuneration Policy
It establishes the guidelines and rules for setting the remuneration and benefits granted to the members of the Board of Directors, its advisory committees, and to executive officers. GRI 2-19, 2-20

Diversity and Human Rights Policy

Securities Trading Policy

Policy on Consequences and Disciplinary Measures

Environmental Management Policy

Policy on the Disclosure and Use of Material Information and the Preservation of Confidentiality

Anti-corruption Policy

Animal Welfare Policy

Volunteer Policy

Clawback Policy
It describes the collection of amounts mistakenly paid by the company to directors and former directors, if applicable. Its terms comply with the rules of the Securities and Exchange Commission (SEC), the regulatory agency for the financial market in the United States, whose purpose is to suppress financial crises. GRI 2-19

*Click **here** to learn more about our policies.*

NEW ESG TARGET IN LEADERSHIP REMUNERATION

GRI 2-19

Since 2016, the short-term variable remuneration of Assaí's leadership, which includes the CEO, directors, consultants, coordinators, as well as store, distribution center, and administrative center managers, has been tied to sustainability targets.

Until 2023, two indicators made up this target: percentage of women in leadership positions (managers and above) and a reduction in CO_2 emissions (Scopes 1 and 2).

In 2024, to show the evolution of the company's Sustainability Strategy, the long-term remuneration of leadership also began to include sustainability targets: reduction of CO_2 emissions (Scopes 1 and 2), and percentage of Blacks in leadership positions.

Learn more about the remuneration of our leadership in item 8 of our Reference Form.


Reunião Nacional
National Meeting


Assaí store in Juiz de Fora (MG)

FIRST SHARE BUYBACK PROGRAM

In June 2024, we announced a share buyback program with the aim of repurchasing up to 3.8 million common shares issued by Assaí (around 0.28% of the outstanding total).

These shares, repurchased at market prices, may be held in treasury or allocated to the company's incentive programs. The program lasted from August to December 2024, upon the acquisition by the company of the total number of shares under the program.

COMMITMENTS AND MEMBERSHIP IN ASSOCIATIONS AND GOVERNMENTAL AND NON-GOVERNMENTAL AGENCIES

GRI 2-23, 2-24, 2-28

Assaí aims to strengthen its positive impact on society and the retail supply chain. This is why we have adopted the best governance, environmental, and social practices in our business.

As part of this effort, we are signatories to industry associations, movements, and initiatives of civil society that look to contribute to sustainable development and create a fairer and more inclusive environment.

In 2024, the sector actively participated in tax reform debates in the National Congress through the Brazilian Supermarket Association (ABRAS). The approved wording, which had the support of the sector, guarantees tax exemption for Brazil's baskets of food staples, with the inclusion of proteins.

Also in 2024, we participated in 24 organizations and once again took part, via the São Paulo Supermarket Association (APAS), in Procon's Technical Chamber, which discusses matters that are relevant to the retail sector and seeks solutions to improve commercial activities and harmonize consumer relations.

It is through these associations that important topics for the seamless operation of the sector are addressed, such as the challenges posed by online gambling and absenteeism using false doctor's notes, for example.

- Brazilian Association of Wholesalers and Distributors of Industrialized Products (ABAD)
- Brazilian Supermarket Association (ABRAS)
- Brazilian Association of Self-Service Wholesalers (ABAAS)
- Brazilian Textile Retail Association (ABVTEX)
- São Paulo Supermarket Association (APAS)
- Brazilian Business Council for Sustainable Development (CEBDS)
- Business Coalition to End Violence against Women and Girls
- Companies with Refugees
- Forum on Business and LGBTI+ Rights
- Indirect Suppliers Working Group (GTFI)
- Business Initiative for Racial Equality
- Brazilian Institute of Corporate Governance (IBGC)
- Ethos Institute for Business and Social Responsibility
- Brazilian Identities Institute (ID_BR)
- Retail Development Institute (IDV)
- Brazilian Roundtable on Sustainable Livestock
- Women's Movement 360
- UN Women
- Brazil Business Integrity Pact
- Business Pact for Integrity and Against Corruption - Clean Company
- United Nations Global Compact (UN)
- Pact for the Eradication of Slave Labor (InPacto)
- Women Empowerment Principles (WEPs)
- Business Network for Social Inclusion (REIS)

COMPLIANCE - ETHICS AND INTEGRITY

GRI 3-3 (Tema material: Ética e governança)

In 2024, we completed the implementation of our **Integrity Program**. Started in 2021, this process led to a wide-ranging overhaul of the compliance program previously in place and now follows the constant improvements intrinsic to the area of compliance.

The program complies with the terms of the Brazilian Anti-Corruption Law (Law No. 12.846/13), the US Foreign Corrupt Practices Act (FCPA), and Decree No. 11.129/22, as well as our Code of Ethics and Conduct and a set of Assaí's internal policies.

The Board of Directors—via the Audit Committee—and the company's Executive Board are responsible for supervising its enforcement.

The Integrity Program is constantly being improved and, in 2024, it was assessed under ISO standard 37301 – Compliance Management System, Pró-Ética and the Integrity, Prevention and Combating of Corruption Thematic Guide, prepared by CGU, which provide requirements and guidelines for an effective compliance management system.

Pillars of the Integrity Program

- Buy-in and support from senior management
- Responsible body
- Risk profile analysis
- Rules and instruments
- Continuous monitoring

Objectives of the Integrity Program

Prevention
Identify, assess, and mitigate compliance risks in order to establish internal controls, provide training, and communicate the company's main guidelines to all internal and external stakeholders.

Detection
Monitor the controls and reports from the Ethics Channel, include mechanisms capable of identifying and interrupting, in that order, any events that may occur.

Response
In the event of proven deviations, apply disciplinary actions, define consequences, and address the vulnerabilities that led to the deviation.

New training

As part of the campaign to reinforce the Integrity Program and disseminate a culture of ethics within the company, in 2024 Assaí University prepared and provided in-person training on the program for the Executive Board and the Board of Directors.

A completely new anti-corruption training course was also prepared and made available to Our People, in line with the terms of the program and the Brazilian Anti-Corruption Law, including the subject of conflicts of interest and relationships with public officials and our new Code of Ethics and Conduct.

THIRD-PARTY DUE DILIGENCE

GRI 205-1

Assaí has extended risk assessments to 100% of its suppliers to mitigate the risk of corruption, fraud, and conflicts of interest arising from the use of technology such as big data tools.

Risk analyses performed

2022	2023	2024
2,284	9,510	11,497

ETHICS CHANNEL

GRI 2-26

In 2024, we improved our relationship channel used to record and investigate cases of non-compliance with the Code of Ethics and Conduct, reinforcing the role of the former Ombudsman's Office, which is now called the Ethics Channel.

We believe that this channel plays a key role in improving our management processes and practices, as well as in building an environment of respect in our relationship with stakeholders.

Linked to the Vice Presidency of People Management & Sustainability, the Ethics Channel receives and analyzes reports from stakeholders. Assaí guarantees anonymity, secrecy, confidentiality, and non-retaliation to whistleblowers. The channel also consolidates the information and reports quarterly to the Ethics Committee, which works with the other governance bodies as necessary. GRI 2-16

The Policy on Consequences and Disciplinary Measures defines the criteria for analyzing violations and recommends actions to guide, alert, suspend, or terminate employees, depending on the case.

REPORTS OF NON-COMPLIANCE WITH THE CODE OF ETHICS AND CONDUCT

	2022	2023	2024
Total number of reports concerning topics in the Code of Ethics and Conduct	4,518	8,342	10,986
Percentage of reports concerning topics in the Code of Ethics and Conduct - analyzed and resolved[1]	100%	100%	100%

[1] Incidents resolved in the period.

TOTAL NUMBER OF INCIDENTS OF DISCRIMINATION DURING THE REPORTING PERIOD GRI 406-1

	2022	2023	2024
Total number of reports concerning topics in the Code of Ethics and Conduct per type of incident of discrimination[1]	90	136	239
Number of incidents deemed substantiated	18	15	24

[1] All reports were analyzed and resolved. Reports considered well-founded were finalized and all necessary measures were taken.

ASSAÍ ETHICS CHANNEL

Working hours: 24 hours a day, 7 days a week

Phone: 0800 777 3377

Email: canaldeetica@assai.com.br

CODE OF ETHICS AND CONDUCT

GRI 2-23

In 2024, Assaí launched its new Code of Ethics and Conduct, the outcome of a review that began in 2023. The document is completely new and was entirely developed under Assaí's new management, without the influence of the former controller and approved by the Board of Directors. The new wording objectively reflects the principles in which the company believes and which it upholds as institutional values, especially ethics and a culture of integrity.

Divided into 11 sections, the Code outlines the principles and guidelines that govern our work and our business decisions, and contains conduct directives for all our stakeholders.

The Code also discusses our relationship with customers, suppliers, business partners, service providers, competitors, shareholders, investors, public authorities, and the press, as well as the company's conduct on social media. Dialogue with organizations and social movements is also covered in the Code, as well as donations, contributions, and sponsorships.

Dissemination of the new Code began in 2024, through a campaign that involved all of Assaí's internal communication channels, and should end in 2025, with the delivery of a copy of the document to all Our People.

All new employees undergo training on the Code of Ethics and Conduct as a prerequisite for signing an employment contract with Assaí, and all our suppliers must also be aware of the terms of the Code when signing any commercial agreement with us.

In 2024, a total of ***30,679*** *employees received training on the* ***Code of Ethics and Conduct.***

Communication campaigns are also carried out with interventions via Assaí TV, the intranet, bulletin boards in all stores, and Our People's emails, bringing "knowledge pills" on current topics related to ethics.

The Code of Ethics and Conduct brings together our leaders, directors and managers, employees, suppliers, business partners, and service providers around the **conduct that unites us**, with the purpose of building an environment of integrity and transparency in pursuit of prosperity for everyone.


ASSAÍ
ATACADISTA
Assaí store in São Luís (MA)

FIGHT AGAINST CORRUPTION

GRI 2-23, 3-3 (Material topic: Ethics and governance)

Assaí's Compliance area manages risks related to ethics, integrity, conflicts of interest, corruption, and, consequently, non-compliance with the Anti-Corruption Law. Risk mitigation is done through our Integrity Program and Anti-Corruption Policy, which guides the prevention and fight against corruption within the company.

Reports of corruption brought to the Ethics Channel are analyzed by the Risk Department, Internal Audit, and Corporate Investigation. In 2024, Assaí did not register any cases of corruption in its operations. **GRI 205-3**

Also as part of our efforts to combat corruption, our senior management undergoes constant training on the subject, and 100% of Our People received information about our Anti-Corruption Policy in 2024. **GRI 205-2**

We also encourage our suppliers to comply with our Anti-Corruption Policy and applicable legislation on this subject.

HUMAN RIGHTS PRACTICES

GRI 2-23, 3-3 (Material topic: Responsible supply chain)

Since 2021, we have had a Diversity and Human Rights Policy in place that governs our actions to create a convivial environment based on respect for human rights, diversity and inclusion, and free from any kind of discrimination.

The document defines six priority topics to guide our actions: inclusion and development of people with disabilities; age diversity; gender equity; racial equity; respect for LGBTQIA+ rights.

To reinforce this position, we organize communication campaigns, training sessions, and educational and awareness-raising initiatives to reaffirm the unacceptable behaviors around these topics.

We also work to promote a sustainable supply chain. Our service agreements include a human rights and diversity clause, and we work to engage our partners in the fight to enforce the guidelines contained in this policy.

We educate suppliers about our commitments against the violation and exploitation of human rights and we do not do business with companies that fail to follow our guidelines.

We defend respect for Brazilian labor laws and international conventions on universal rights and we want to engage all our stakeholders in this journey.

In 2024, we stepped up our work in this area by taking part in the **Ethos 2024 Conference**, Brazil's largest event on sustainability, human rights, and governance. As participants, speakers, and sponsors, we discussed the role of companies in building a more responsible future.


ATACADISTA
Ethos 2024 Conference



Kennedy Almeida, Assaí store in Freguesia do Ó (SP)

WE BASE OUR ACTIONS ON THE FOLLOWING GUIDELINES:

- 17 UN Sustainable Development Goals (SDGs)
- Accord on Fire and Building Safety in Bangladesh
- United Nations Convention on the Rights of the Child
- Convention on the Elimination of All Forms of Discrimination Against Women (CEDAW)
- ILO Declaration on Fundamental Principles and Rights at Work
- UN Universal Declaration of Human Rights
- Guidelines of the Brazilian Textile Retail Association (ABVTEX)
- Organisation for Economic Co-operation and Development (OECD) Guidelines for Multinational Enterprises
- French Initiative for Compliance and Sustainability (ICS)
- LGBT Charter for Rights Equality
- International Standard ISO 26000
- International Covenant on Civil and Political Rights (ICCPR)
- International Covenant on Economic, Social, and Cultural Rights (ICESCR)
- Yogyakarta Principles
- Principles for Responsible Investment (PRI)
- The Global Social Compliance Programme (GSCP)

RISK MANAGEMENT

GRI 2-12, 2-13, 2-16

Assaí has a Corporate Risk Management Policy that guides the company's risk management process and affirms its commitment to our value proposition and Code of Ethics and Conduct.

In 2024, this document was updated after a diagnosis by an external consulting firm. Risk measurement has been improved and indicators implemented to track their development, which has refined the work of managing risks. The area also started using a new system that integrates risks with auditing.

Assaí also drew up its risk appetite statement, which defines the levels of risk that the company is willing to accept in order to achieve its strategic business objectives.

Also in 2024, the Internal Audit department conducted its first audit on sustainability topics related to solid waste, following the audit plan laid down by the Board of Directors.

We base our processes to identify, assess, treat, monitor and communicate risks on the international standards of ISO 31000:2018 - Principles and Guidelines of Risk Management and the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Emerging risks follow the same methodology.

These defined risks are permanently monitored and reviewed every three months or whenever events are found that could have an impact on the company's business.

We have a risk matrix that monitors the main risks to which Assaí is exposed in various areas. In 2024, we monitored 18 risks, 14 of them related to business and 4 involving ESG matters.

Among the business topics, we have financial leverage; cybersecurity; third-party management; inventory management; and business models. ESG risks are related to discrimination and diversity; working conditions in the supply chain; non-compliance with regulations, targets, and covenants; and consistency of information in ESG reporting.

In 2024, we updated our risk matrix. The methodology, which consists of interviews with the Board of Directors and the Executive Board, was refined to better assess these risks in the future.

For 2025, the area expects the consolidation of the improvements introduced in 2024 and greater dissemination of the perception of risk within the company.


ASSAÍ

Sivanilton Araujo, Distribution Center in Feira de Santana (BA)



Paulo Ferreira,
Distribution Center in
Feira de Santana (BA)

Information security

SASB CG-MR-230a.1, FB-FR-230a.2

Assaí has an Information Security Program in place to protect the company's financial and commercial information, as well as the information of its business partners and customers.

Our investments in cyber risks and cybersecurity are ongoing and high. On its platform, Assaí University provides mandatory training courses on information security for Our People, and this topic has its own section in our Code of Ethics and Conduct.

Personal Data Privacy and Protection

With regard to customers and Our People, we comply with the Brazilian General Data Protection Law (GDPL- Law No. 13.709/2018), and the processing of their personal data has the same level of security and confidentiality.

Context and strategic relevance

The GDPL establishes guidelines for the processing of personal data in order to protect the right to privacy of these individuals. For Assaí, compliance with these guidelines is not merely a legal obligation, but rather a competitive advantage that builds trust and contributes to the sustainability of the business.

Assaí has a structured and comprehensive Compliance and Governance Program, which includes:

Training and development – We implemented a robust data protection training program, including:

- A specific module in the admission process for new employees.
- Training for critical areas that process a high volume of personal data.
- Ongoing training for customer service teams (internal and external).
- Specific training for legal, labor, and controllership areas.

Protective measures – We have technical and organizational measures in place to ensure security and compliance in data processing, including:

- Specific data protection policies and procedures.
- Regular assessments of impacts on data protection.
- Incident response mechanisms.

Assaí has an ongoing commitment to advancing its data protection practices, aimed not only at compliance with laws, but also at excellence in managing privacy as an important element of our organizational culture.

We have a Privacy Statement and Terms of Use, which clearly explains how customer information is handled, and we conduct communication campaigns for our teams regarding fraud and the use of passwords, among other topics.

In 2024, there were no complaints about breaches of customer privacy or leaks, theft, or loss of customer data. Neither were there any records or actual incidents involving leaks, cyberattacks, or misuse of personal data of customers and people who work or interact with Assaí.

GRI 418-1, SASB CG-MR-230a.2, FB-FR-230a.1

Our relationship
with people

From Dawn to Dusk, close to Brazilians in every corner of the country.


ASSAI
ATACADISTA

LAIANE DELFINO,
Distribution Center in Cajamar (SP)

The content of this section is related to:

Our values:
Passion for what we do; Care for Our People; Customer focus; commitment to results

Material topics:
Responsible supply chain; Fighting hunger and food waste; People development; Well-being, health and safety; Diversity, inclusion and fight against discrimination; Responsibility to the customer

Capitals of the Integrated Reporting approach:
Human; Social and relationship; Intellectual

SDGs:



OUR PEOPLE

GRI 3-3 (Material topic: People development)

The year 2024 brought a series of challenges for the labor market in Brazil. Unemployment fell, reaching an annual rate of 6.4%, but this recovery hides structural problems, such as the increase in informal economy and the precarious nature of the workforce, as well as regional and gender inequalities.

In recent years, we have seen a growing concern with issues related to the mental health of workers. In 2024, this scenario became even more concerning due to the noticeable effects of the advance of online gambling on society.

Assaí is aware of these issues and seeks to collaborate as much as possible with society in addressing these challenges.

In 2024 alone, more than 44,000 new jobs were created and we faced the challenge of maintaining all the achievements we have had to date in terms of the employee's journey within Assaí, including benefits and opportunities for professional growth and development.



Lucinéia Braga, Assaí store in Marginal Tietê Vila Maria (SP)

NEW EMPLOYEE HIRES AND EMPLOYEE TURNOVER IN ABSOLUTE NUMBERS GRI 401-1



Hires
39,652
33,965
44,814
Terminations¹
17,330
20,901
31,370
2022
2023
2024

[1] This number refers to voluntary and involuntary dismissals. Apprentices, trainees, those on leave of absence, and members of the Board of Directors were not taken into account, nor were cancelled hires, staff reductions due to the closing of job positions or operations, and indirect terminations.

We continue to improve all our actions and initiatives for the work environment to become increasingly inclusive, where people can be respected and valued for who they are, with their rights ensured and having the opportunities to develop a career within the company.

The care for Our People has enabled us to renew our Great Place to Work certification and has earned Assaí an unprecedented award, since for the first time we were listed in the Brazilian ranking of the *Best Companies to Work For* published by the GPTW Brazil consultancy.

We placed 18th among companies with more than 10,000 employees, and we were the only company in the food retail segment on the list. We were also acknowledged in the Mental Health category, as a result of our efforts in terms of respect, acceptance, care, and appreciation.

The results of the survey pointed to Assaí's strengths, such as opportunities for growth and recognition, as well as its work on diversity and inclusion. At the same time, it showed the growth paths that lie ahead.

We are also part of IGPTW B3, an index comprised of companies certified by the consultancy and that have shares traded in the Brazilian stock exchange.

Nossa Gente App

In 2024, we launched the *Nossa Gente* (Our People) app, which will centralize employee services and information and offer an integrated experience that drives autonomy, productivity, engagement, and personalized, effective communication at the speed of our business.

Initially, the app began operating as a digital wallet that centralizes the benefits that were previously available via cards. It is management at our fingertips and more transparency for Our People!

Also available are features that integrate with the Assaí University training and development platform and instant access to the new Code of Ethics and Conduct.

In the first two months of its launch, the app was a hit in terms of downloads and positive feedback from employees.

The app continues to evolve and, in 2025, it will be used as one of the main channels to disseminate our organizational culture, driving alignment and engagement, and to increase the connection between leadership and their teams.



The *Nossa Gente* app promotes productivity for everyone and even greater efficiency for Assaí.

Other functionalities will enhance Our People journey:

- Quick and easy access to information such as policies, communications, manuals, and guides, in a segmented and customized way.
- Greater autonomy through self-service and convenience, with access to payslips and HR requests, reducing the need for human intermediation.
- Monitoring of incentive campaigns, rankings, and awards.

We also want the app to be an engagement and recognition tool, with the inclusion of features to celebrate each person's journey, such as their time with the company and their birthday, as well as functionalities that will boost recognition among colleagues and the internal climate.

Leadership training

One of the investments Assaí has made in recent years to improve people management is in developing leaders. In 2024, we launched the **Executive Academy**, a structured training and development program for our executives, with the aim of furthering and accelerating this process. Strengthening leadership also addresses a demand from shareholders with a view to the succession process within the company.



FACE-TO-FACE MEETING

In 2024, for the first time since the COVID-19 pandemic, we resumed our Face-to-Face National Meeting. The two-day event focused on aligning and integrating Assaí's strategies, results, challenges, and opportunities. The event was attended by the president and gathered 800 people in São Paulo.


2024
hires
21,000+
women
hired
3,050 people
over 50
hired
1,387 people
with disabilities
hired

Loja Caraguatatuba (SP)

Our people profile

By the end of 2024, after opening 15 new stores, Assaí had reached 87,000 employees working directly or indirectly to serve customers in all regions of Brazil. We are formed by a diversity of cultures, races, religions, gender identities, people with or without disabilities, different generations, accents, sexual orientation, and other characteristics of the Brazilian people.

NUMBER OF PEOPLE HIRED

	2023	2024
Total hires[1]	33,965	44,814
Women (gender)	16,081	21,667
50+ (generations)	1,871	3,050
People with disabilities	1,435	1,387
Blacks and Browns (race/color)	21,134	29,327
Migrants and refugees	734	987

[1] Total permanent + total temporary

OUR PEOPLE IN 2024

TOTAL STAFF GRI 2-7, 405-1, SASB CG-MR-330a.1


76,236
80,350
87,201
2022
2023
2024

Region


55.6%
2.7%
9.1%
25.7%
6.9%
North
Northeast
Midwest
Southeast
South

Diversity - race/color


1.7%
67.7%
30.1%
0.5%
Asian
White
Indigenous
Black

Employment category


84.6%
3.7%
0.6%
8.0%
0.8%
2.2%
0.1%
Directors
Managers
Middle management
Consultant/Specialist
Administrative
Operational
Apprentices

Gender


49.6%
50.4%
Women
Men

Age group


49.3%
9.6%
41.1%
Under 30
Between 30 and 50
Over 50

Turnover GRI 401-1, SASB CG-MR-310a.2

The turnover rate recorded at Assaí in 2024 reached 41%, a high figure that follows a trend observed in our industry. To deal with this challenge, we changed some of our attraction and selection processes, for a more regionalized approach and attention to professional profiles to streamline hiring and replace people.

This rate has been stimulated by a search for other work models, especially by younger generations.

Entrepreneurship turns out to be a way out for people who want greater freedom, which affects the traditional job market. Assaí is also affected in regions that have established industry and economic activities that offer more competitive wages.

Among other measures, we have altered our benefits packages, initiating a process of regional segmentation due to the significant differences we have observed in people's expectations of employment in the various regions of Brazil.

TURNOVER RATES

	2022	2023	2024
Aggregate	29%	29.4%	41.0%
Aggregate involuntary turnover[1]	6.8%	8.3%	11.4%
Aggregate voluntary turnover[2]	22.2%	21.1%	29.6%

[1] *Involuntary TO = employees dismissed by the company.*

[2] *Voluntary TO = employees who choose to leave the company.*


Kauan Jesus, Assaí store in Mooca (SP)

This is being Assaí

The *Ser Assaí é Assim* (This is being Assaí) culture is one of the foundations of who we are. Alongside our corporate values, our culture guides all our daily behaviors, attitudes, and decisions. It is what sets us apart in our purpose of bringing prosperity to everyone.

In 2023, we ran a campaign to bolster this culture. In 2024, we launched our **Culture Practices Guide**, intended to identify which elements of our culture should be further improved and in which we should evolve, with a view to achieving a culture aligned with Assaí's strategic objectives.

The guide describes the non-negotiable behaviors for the company, those that underpin our purpose and that must be expressed by all of Our People. It also shows those we do not tolerate and are constantly working to combat.

For each value of the *Ser Assaí é Assim* culture, this manual outlines the good practices and attitudes that make this culture stronger and those that hinder its consolidation among Our People.

VALUES OF OUR CULTURE

- Simplicity
- Customer focus
- Passion for what we do
- Commitment to results
- Care for Our People
- Ethics

Diversity and inclusion

GRI 3-3 (Material topic: Diversity, inclusion, and combating discrimination)

Assaí consistently invests in valuing diversity, inclusion, and promoting a respectful environment, with psychological safety and free from any form of prejudice and discrimination, so that everyone can be who they truly are, with guaranteed rights and equal opportunities for development, recognition, and a career during their time with us.

We follow our Diversity Strategic Plan, which has four fronts of action: governance of the topic; brand positioning; promotion of the culture; and affirmative actions with a focus on inclusion and development.

Our selection process is based on intentional actions that allow each opportunity to take into account the diversity of the locations of our units. And, as a way of increasing and guaranteeing the representation of minority groups, we have a Talent Pool for People Aged 50+, Women and Black People, and People with Disabilities.

Also with the aim of boosting and strengthening the representation of diversity, we take part in events where we offer exclusive job openings to the LGBTQIA+ community (DiverS/A Fair), to people with disabilities (Employability Fair, Reatech), to people 50+ (Maturifest), and to migrants or refugees (*Meu Emprego Já*).

Beyond the inclusion actions that guarantee the representation of diversity within the company, this topic is also part of the training program of the Assaí University, which allows us to train our leadership and develop actions and initiatives to foster and promote knowledge, awareness, and open dialogue between leaders and teams.

We believe in our power to influence and promote changes, which is why, for six consecutive years, we have extended our actions to the value chain, training and developing our service providers who work in loss prevention, cleaning, parking areas, internal communication, marketing, and the press.

- **Diversity Ambassadors** - A group of 194 people promoting inclusion, valuing diversity, and combating the reproduction of stereotypes that lead to discriminatory attitudes. Besides supporting the actions in our annual diversity calendar, the group takes part in training and literacy agendas.
- **Diversity Dialogues** – Connected to our annual calendar, this action spreads knowledge, awareness, and visibility on the subject through our internal channels and LinkedIn.
- **Training** – In partnership with the UN's Unstereotype Alliance, we carry out training for partners in the areas of Marketing, Internal Communication, and External Communication, with the aim of bringing knowledge, awareness, and literacy to combat biases and stereotypes in internal and external communication.
- **Assaí Diversity Booklet** – Guide containing our position on DE&I and human rights and our expectations of supplier behavior in this area.
- **Anti-racism Handbook** – A document with concepts and guidelines that must be known and adopted by all of our people, so that we can continue to transform Assaí into a company that is increasingly inclusive and representative of Brazilian diversity.
- **Prevention Book** – A document that aligns our guidelines and practices especially for store loss prevention teams, who are the people who interact with customers in various situations during the shopping experience.

All these initiatives have added value to the Assaí brand, with three recognitions for the company in the 2024 rankings of the best companies to work for by the GPTW consultancy: in the 50+, Women, and Ethnic-Racial categories.

- **Guide to incidents in stores and DCs** – Developed with the support of various departments, the guide *Nossa Gente Resolve Assim!* (That's How Our People Solve Things!) highlights the main incidents recorded in these locations, such as altercations, accidents, cases of sudden illness, deaths, pets, and discrimination and harassment, and provides guidance on how to act quickly in each case, always prioritizing the safety and integrity of our employees, customers, and the business.



DIVERSITY FOR SERVICE PROVIDERS

In 2024, the diversity workshop for providers of loss prevention, valet parking, and cleaning services was attended by 52 people and included VPs, directors, managers, and leaders from various areas. The meeting discussed concepts, roles, and responsibilities of everyone in relation to diversity, inclusion, and human rights.

We had the additional participation of the Ethos Institute, which addressed the importance of indicators for managing a diverse team, and of the Brazilian Identities Institute (ID_BR), which addressed the fight against racism and LGBTphobia through a theatrical skit.

In addition to 402 hours of training, the participating companies received the Diversity Booklet, the Anti-racism Guide, and the new Good Practices Guide for Service Providers, the latter containing guidelines and information on the behaviors we encourage and those we do not tolerate.

Respectful connections

Our 8th Diversity Week was a journey for equity and inclusion. Celebrating the diversity that is so enriching to us, the purpose of the event was to strengthen our values and inspire everyone to build fairer and more respectful relationships.

As a highlight of the program, we had Luis Lobianco, actor and influencer, and Liliane Rocha, founder and CEO of the sustainability and diversity consultancy Gestão Kairós, a specialist in gender and race, who led a conversation about the importance of cultivating connections based on respect and empathy.

To further our knowledge about building fairer and more equitable relationships, we offer various learning paths at our corporate university.





Radhyjla Pinheiro, Assaí store in Itaquera (SP)

Assaí has approximately **800 migrants or refugees** among its employees, the majority of whom come from Venezuela and Haiti (approximately 600 people).

Focus areas

We traditionally work with six priority topics: young apprentice, gender, race, LGBTQIA+, people with disabilities, and 50+, and with the areas of intersection between them to guide our work in this field.

In 2024, we took an important step on this journey of diversity, inclusion, and human rights by including **migrants and refugees** as the sixth priority topic of action chosen by the company. The inclusion of a diversity of migrants and refugees in vulnerable situations in our units is a reality that is part of our business.

Therefore, to reinforce our commitment to talent who can have the opportunity to give their lives a new start with dignity, safety, and work, Assaí has joined the **Forum of Companies with Refugees**, an initiative of the UNHCR (UN agency for refugees) and the UN Global Compact in Brazil.

The Forum gathers companies and business organizations interested in promoting the inclusion of refugees in the Brazilian job market, offering training, sharing good practices, and exchanging experiences. In 2024, we participated in training actions for areas such as Diversity, A&S, and Communication.

In 2025, we will advance in actions aimed at increasing the attractiveness, knowledge, and awareness of the diversity of migrants and refugees, enabling respectful dialogue, valuing people, and combating xenophobia. And, in partnership with Assaí University, we are going to map out and expand the work with a focus on professional development.

Gender

Since 2012, we have been working to increase the presence of women in leadership positions (management and above) within Assaí, because we believe and understand that they have a crucial and transformative role to play in boosting gender equality in the company and in society, allowing prosperity to become a reality for everyone.

As an incentive to our actions in favor of gender equality, we have milestones for this representation pegged to the variable remuneration of eligible leadership positions.

In 2024, we reached the mark of 25.7% of women in leadership positions.

We hold training sessions on moral and sexual harassment and on the Protocol for Action in cases of violence against women.

In 2024, we moved forward with the launch, in partnership with Assaí University, of a female leadership training project aimed at mid-level store and DC leadership, with the aim of boosting the careers of 47 Assaí leaders who took part in the training. The training covered topics such as sorority, impostor syndrome, stereotypes, influence, brand and image, and negotiation skills, which have an impact on the participants' self-awareness, management, professional development, and empowerment.

The year was also marked by the opening of a breast milk extraction lounge at the corporate headquarters, offering comfort and privacy to our breastfeeding employees.

With regard to the impact of gender violence on women's empowerment and development, during Lilac August we held training sessions on combating moral and sexual harassment and domestic violence for store and DC leadership and participants in the Trainee Program, with more than 6,000 people attending these sessions, including store managers and assistant managers, heads of departments, heads of DCs, and trainees.

The topic was also part of the development track of the programs *Acelerar* (Accelerate) and *Donos do Negócio* (Owners of the Business), which also addressed racial discrimination and LGBTphobia.

Our efforts and intention to make gender equality a reality also include participation in movements that seek to drive changes in society, such as UN Women's 7 Women's Empowerment Principles (WEPs), the Business Coalition to End Violence against Women and Girls, the Women's Movement 360 Commitment, the Unstereotype Alliance and the Intercompany Project.


In 2024 at Assaí, women held:
49.6% of job positions
25.7% of leadership positions (management and above)
22.2% of the positions on the Board of Directors
18.2% of C-Level positions[1]
In our Logistics area, the participation of women grew from **19%** in 2023 to **30%** in 2024.
[1] The C-level category includes the Executive Board, CEO, and CFO
Iricula dos Santos, Assaí store in Carrão (SP)


ASSAÍ
ATACADISTA

Neusa Sousa, Assaí store in Cidade Tiradentes (SP)

WOMEN'S WEEK

Under the theme *Igualdade faz brilhar* (Equality makes us shine), the 6th edition of Women's Week reaffirmed our commitment to equity and inclusion. Much more than a simple celebration, the event was a moment to value plurality and build a work environment that is even more welcoming and conducive to everyone's growth.

Through this initiative, we are reinforcing our position as a company where women are valued and have equal opportunities for development. In addition, we are engaging our more than 87,000 employees to be allies in this cause.

In 2024, we held another edition of the **Diversity Census**, which had an accessible version in Brazilian Sign Language (LIBRAS) with more than 80% adherence by our employees, which shows that, at Assaí, people feel safe being who they are.

BREAKDOWN OF POSITIONS BY GENDER GRI 405-1, SASB CG-MR-330a.1

Year	2022	2023	2024	2022	2023	2024	2022	2023	2024	2022	2023	2024
Level	Senior management			Directors			Managers			Middle management		
Men	8	7	7	30	32	38	340	360	382	3,405	3,711	3,947
	88.9%	77.8%	77.8%	75.0%	76.2%	76.0%	74.2%	74.8%	74.2%	59.6%	59.6%	56.2%
Women	1	2	2	10	10	12	118	121	133	2,311	2,515	3,076
	11.1%	22.2%	22.2%	25.0%	23.8%	24.0%	25.8%	25.2%	25.8%	40.4%	40.4%	43.8%
Total	**9**	**9**	**9**	**40**	**42**	**50**	**458**	**481**	**515**	**5,716**	**6,226**	**7,023**

Race

At Assaí, we promote actions and initiatives such as training and workshops, and use resources, including the Anti-Racism Handbook, the Diversity Booklet, and Inclusive Guides, so that people of all races can have a respectful environment of appreciation and development, with guaranteed rights and equal opportunities.

We promote actions that have a real impact, using end-to-end resources such as the Anti-Racism Handbook, the Diversity Booklet and inclusion guides, training and impact activations for all Our People, giving people of all races the opportunity to be guaranteed a respectful environment.

Together with Assaí University, we developed a training course called *ABC da Raça e Combate a Vieses e Protocolos de Atendimento* (Basics of Race, Fighting Biases, and Service Protocols), which was attended by 5,647 people.

In 2024, people who self-identified as Black (Black and Brown) held:

67.7% of the positions at Assaí

45.8% of leadership positions (management and above)

9.1% of C-Level positions[1]

[1] The C-level category includes the Executive Board, CEO, and CFO.

TOTAL NUMBER OF EMPLOYEES BY RACE/ETHNICITY AND GENDER GRI 405-1

	2023		2024	
	Women	Men	Women	Men
Headcount by race/ethnicity **Black**	25,626	27,010	29,143	29,858
Headcount by race/ethnicity **Asian**	718	539	890	602
Headcount by race/ethnicity **White**	12,911	13,234	13,086	13,147
Headcount by race/ethnicity **Indigenous**	105	207	168	305
Headcount by race/ethnicity **Other races**	0	0	0	2
Total	39,360	40,990	43,287	43,914


ASSAÍ


econo bom
PAPEL TOALHA INTERFOLHADO
YURI
1250

In 2024, Assaí reached the top 3 of the Yes to Racial Equality award

Tatiane Sousa, Assaí store in Valparaíso de Goiás (GO)

Black Awareness Week

Our Black Awareness Week underscored our commitment to the journey toward racial equity in the company. With a series of transformational initiatives, we encourage reflection, debate, and actions to celebrate Black culture and fight racism in all its forms.

During the meetings, we presented the results of the 2024 Diversity Census, showing how far we have come and the challenges that still lie ahead. We listened to inspiring stories from self-identified Black employees who shared their career paths, and watched videos in which we explored topics such as Black empowerment, ancestry, and structural racism.

We also offered learning paths through our corporate platform to further our knowledge of Black history and culture.

In our sixth year of work with suppliers, we included companies from other service segments, such as communications and marketing, in a training course on racial bias and various stereotypes in the area of advertising, in partnership with UN Women's Unstereotype Alliance.

We also used theater plays to raise awareness of this topic, with a skit that addressed racism by showing what happens when Black customers experience specific situations of inappropriate approaches.

And we handed out a guide to good practices to service providers, which shows the attitudes that are not accepted within Assaí and those that we promote and encourage.

These investments and countless actions implemented on a regular basis over the last few decades aimed at the inclusion and employability of Black people, placed us, in 2024, among the top three winners of the *Sim à Igualdade Racial* (Yes to Racial Equity) award from the Brazilian Identities Institute (ID_BR), in the Racial Commitment category of the Employability Pillar, which recognizes and identifies initiatives for inclusion and the construction of a respectful and discrimination-free environment.

Our commitment to this topic is expressed in our adherence to ID_BR's Yes to Racial Equity seal and the Business Initiative for Racial Equity, as well as our sponsorship of the award and the Yes to Racial Equity Forum and the International Business Forum for Racial Equity.

SIM À IGUALDADE RACIAL

LGBTQIA+

At Assaí, we work to ensure that people are who they are. We work for a more inclusive society, free from bias, discrimination, and violence.

We constantly promote actions to raise awareness, include, and give visibility to our employees who self-identify as LGBTQIA+ and we work to offer a safe and welcoming environment, guaranteeing their rights and equal opportunities.

80%+ voluntary adherence to the census

5,000+ people in the LGBTQIA+ community

We support the promotion of LGBTQIA+ rights with equal access to all benefits and we guarantee trans, transvestite and non-binary people the use of their preferred name, pronouns, restrooms, and clothing in accordance with their declared gender identity.

We address this subject with service providers through workshops and literacy materials to ensure respect for the differences.



Aurora Santos, Assaí store in Mooca (SP)

At Assaí University, this topic has a specific page containing training courses, paths, and other resources, such as Inclusive Guides and Booklets, which support leaders and teams in gaining knowledge on this subject. In-person training and mentoring are also provided for teams, which now include trans people.

In addition, we maintain our partnership with Transempregos and support events such as *Feira DiverS/A*, because we understand the importance of employability for inclusion, and we are also signatories to the Forum on Business and LGBTI+ Rights.

On International LGBTQIA+ Pride Day, we strengthened our commitment to respect and individuality by holding a week of events and training sessions.

In recognition of this work, **Assaí was included in the list of 79 certified Brazilian companies by the Human Rights Campaign Foundation's HRC Equity BR report**, which is the foremost assessment of policies, practices, and benefits related to the inclusion of LGBTQIA+ people in Brazilian companies.

The company also works alongside organizations and movements fighting for LGBTQIA+ rights, such as:

- **Forum on Business and LGBTI+ Rights** – We are signatories to the initiative that fosters respect for and promotion of LGBTQIA+ rights in the business environment.
- **Feira DiverS/A** – We are partners in the event that connects young LGBTQIA+ people with companies looking to build more diverse teams.
- **Transempregos** – As a partner, Assaí seeks to allow trans people to take part in selection processes and be hired.

In 2024

5.9% of the people working at Assaí self-identified as LGBTQIA+

571 people self-identified as transgender

24 people self-identified as transvestites

People with disabilities

GRI 405-1, SASB CG-MR-330a.1

Assaí constantly invests in the inclusion of people with disabilities (PwDs), offering employment, development, and career opportunities for our workforce. We also provide a safe and nurturing environment, ensuring equal opportunities for all.

We provide training and education programs for Our People and offer an online course in the Brazilian Sign Language (LIBRAS) through the Assaí University. All of the company's new stores are opened with at least 5% professionals with disabilities in their workforce.

In 2024, in order to generate knowledge and awareness about the needs of people with hidden disabilities, we conducted pilot training for HR and store leadership in Rio de Janeiro. We also provided identification lanyards in sunflower and puzzle prints, which can be used as a personal and optional resource by people with hidden disabilities, such as autism, neurodivergence, visual or hearing impairment, among others.

The initiative also consisted of informing everyone who works in our stores about priority and preferential service, so that they can learn and see how to deal with customer service situations, giving customers a better experience. All our stores have checkouts identifying preferential and/or priority customers, displaying symbols such as the Autism Spectrum Disorder (ASD).

In 2024, people with disabilities were included as part of the company's expansion, ensuring that all new units could also rely on the talent of the diversity of people with physical disabilities, hearing or visual impairment, neurodivergent, among other conditions.

PEOPLE WITH DISABILITIES GRI 405-1

	2022	2023	2024
Total number of people with disabilities	4,098	4,372	4,594
Percentage of people with disabilities	5.4%	5.4%	5.3%
Total number of people with disabilities in leadership positions (managers and above)	8	10	9
Percentage of people with disabilities in leadership positions[1]	1.6%	1.9%	1.6%

[1] *Number of PwDs in leadership positions (managers and above)/total leadership positions (managers and above)*

In 2024

5.3% of Our People were PwDs

4,500+ people with disabilities work in Assaí stores, DCs, and offices

R$2 million in donations to AACD in the 17th year of partnership with the Telethon



Washington Muniz, Headquarters (SP)

We took part in the *Contrata SP* job fair to advertise job openings focused on professionals with disabilities. Assaí's internal census included an accessible version, with the participation of an interpreter in the Brazilian Sign Language (LIBRAS).

All these initiatives help to increase knowledge, awareness, and respect, providing a nurturing environment, with greater empathy and interaction between people with and without disabilities.

We reaffirm our commitment to this topic by participating in movements and events that promote the inclusion of people with disabilities in the job market and society:

- **Corporate Social Inclusion Network (REIS)** – This network supports the employability of people with disabilities.
- **33rd anniversary of the Quotas Act** – Assaí believes in and supports initiatives that reinforce the importance of the Quotas Act.
- **AACD Sponsorship** – Assaí supports and sponsors AACD through Telethon.
- **Reatech** – In partnership with Synovia, we took part in the main fair in the sector for inclusion, accessibility, and rehabilitation in Latin America.
- ***Talento Incluir*** – Our partnership aims to promote awareness-raising activities through our internal channels and talks, and provide guidance based on an inclusive manual.

Generations GRI 405-1

Another important pillar of our diversity strategy are professionals over the age of 50. We work to encourage the hiring and development of senior talent, combating ageism and reducing professional barriers.

Our attraction efforts include an exclusive talent pool for professionals aged 50+ and a guide to improve their experience in our selection processes.

Internally, we guarantee access to training, development, and professional recognition. And to encourage the development of skills and competencies, we have developed a program with a specialist on the subject, to be implemented in 2025.

In 2024, we hired more than 3,050 people with this age profile and, in total, employees aged 50+ already account for nearly 10% of Our People.

This focus on diversity earned us a top position in the 2024 ranking of the Best Companies for People 50+ to Work For, by the consultancy Great Place to Work Brazil.

Another important initiative in the year was our sponsorship of MaturiFest, a festival about work and entrepreneurship for people over 50 in Brazil. As well as positioning the brand in the market, our participation helped disseminate our Diversity Program and promote opportunities at our units.

EMPLOYEES 50+ GRI 405-1


4,847
6,286
8,343
2022
2023
2024


ASSAÍ
ATACADISTA
Lucila Leão and Viviane da Silva, Assaí store in Guarujá (SP)

***Our People** come first, and all job openings are first offered internally, **including leadership positions**.*



Assaí store in Alcântara (MA)

The journey of our people

GRI 3-3 (Material topic: People development)

Our People Management approach is to treat people with respect throughout their entire journey at Assaí, from the selection process to termination, all the way through onboarding, development, and career building at the company.

We also invest in initiatives to maintain the internal climate and engagement, aiming to offer the best journey, thus controlling the turnover rate. This approach sets us apart as a benchmark for first-time employment and inclusion in the job market.

Welcome to Assaí in 2024

5,000+ people

19,679 hours of training

93% adherence/completion rate in the face-to-face onboarding program

97% adherence/completion rate in the online onboarding program

Respecting the diversity of Brazilian society, our selection processes assess more than just the knowledge, skills, and abilities required for the position; they also seek to include minority groups in our workforce.

Seja Bem-Vindo(a) ao Assaí (Welcome to Assaí) is our onboarding program that welcomes new hires and introduces them to our culture, values, processes, policies, and other relevant content. In 2023, the program became a standard process throughout Brazil.

The team onboarding process is important for strengthening our culture and for everyone to become familiar with our operations and understand how they can contribute to our success.

This is the aim of the ***Conhecendo o Negócio* (Getting to Know the Business)** program, which every month takes people from the support areas to visit stores and DCs, bringing Our People together for an immersive day in our business.

A total of 20 meetings were held in 2024, with 341 participants and more than 2,700 hours of training.

We also have a program called ***Fui Promovido*** (I've Been Promoted), which addresses the promotion of employees in stores and DCs as a way of strengthening our commitment to the professional development of people at Assaí.

Professional development

GRI 3-3 (Material topic: People development)

We invest heavily in the development and growth of Our People through the Internal Selection Program (PROSIN) and the Operations Trainee program, which are exclusive career acceleration opportunities for Assaí employees.

The **Operations Trainee** program is intended for our store, DC, and corporate professionals who receive training to take on the position of assistant store manager in the future, since Assaí only promotes in-house talent for these positions, never from the market.

During the program, they receive training on topics that are relevant to their personal and professional development, such as self-develo-pment, leadership, and business. They are also mentored by an experienced professional and participate in hands-on internships.

In 2024, we reached a record number of 30 trainees promoted to assistant store manager within the first three months of graduation. To date, we have promoted 60 people from the program.

APPRENTICE PROGRAM

Those who wish to start working at Assaí and build an internal corporate career can join the Apprentice Program, whose goal is to include and develop young people at the start of their careers, offering training in various areas of retail.

Targeting this audience, at the beginning of 2024 we developed anti-violence training for the people in the program, many of whom are socioeconomically vulnerable.



Felipe Costa,
Headquarters (SP)

Training and development

We support learning processes for the continuous education of our employees, providing a wide range of training programs offered by **Assaí University**.

Learn about some of the training programs:

- ***Programa Impulsionar* – Boost Program –** Its goal is to prepare and develop mid-level employees in technical and behavioral topics so they can take on new positions and grow within Assaí when opportunities arise. Eligible positions include forklift, cold chamber, and telesales operators, among others.
- **Internal Multiplier Training Program –** This program includes three courses for capacity building and training Our People: Revolution in Learning; Training Multipliers; and Facilitating Online Training.
- ***Aproned + Corporativo* –** Continuous learning and training courses on technical and behavioral skills related to each function and area of activity for people from the head office, regional departments, and DCs.
- ***Aproned + Convênios* –** This program offers discounts on courses, higher education, and postgraduate distance learning courses accredited by the Ministry of Education (MEC).

In 2024, a total of ***80 people*** *took part in the* ***trainee program.***

AVERAGE HOURS OF TRAINING PER YEAR PER EMPLOYEE[1] GRI 404-1

By gender	2022	2023	2024
Men	72 hours	38 hours	34 hours
Women	66 hours	33 hours	29 hours

[1] *Average hours per capita*

Assaí University (AU)

GRI 404-2

Since 2013, Assaí has supported the Assaí University, which is responsible for the programs for the technical and behavioral training and career development and acceleration of Our People, both in stores and DCs and in corporate offices.

AU is part of a strategy aimed at disseminating knowledge about our business model and, through education and development processes, ensuring that the team is prepared and trained to support Assaí's strategic challenges and sustainable growth.

Our university is a learning ecosystem that offers knowledge in 88 programs that incorporate all aspects of the business and a library for self-development with 1,436 courses, which makes it possible to deliver training content regardless the location of the employee.

AVERAGE HOURS OF TRAINING UNDERTAKEN BY EMPLOYEES DURING THE REPORTING PERIOD, BY EMPLOYEE CATEGORY GRI 404-1

	2022			2023			2024		
Employee category	**Total number of employees**	**Hours of training**	**Average hours of training**	**Total number of employees**	**Hours of training**	**Average hours of training**	**Total number of employees**	**Hours of training**	**Average hours of training**
Directors	40	780.48	19.51	42	792.44	18.87	50	1,609.46	32.19
Managers	458	16,759.96	36.59	481	10,126.59	21.05	515	41,310.01	80.21
Middle management	5,993	420,241.85	70.12	6,226	342,783.59	55.06	7,023	360,159.04	51.28
Consultant/Specialist	642		7,508.48	603	85,572.72	141.91	688	20,036.59	29.12
Administration	1,894	4,820,443.09	0.00	4,315	103,144.67	23.90	1,904	120,132.29	63.09
Operational	64,857		0.00	65,690	2,290,655.73	34.87	73,740	2,148,337.80	29.13
Apprentice	2,352		0.00	2,993	28,370.82	9.48	3,281	58,364.88	17.79
Total	**76,236**	**5,258,225.38**	**68.97**	**80,350**	**2,861,446.56**	**35.61**	**87,201**	**2,749,950.06**	**31.54**
Total amount invested in training		**R$30.2 million**			**R$23.4 million**			**R$23 million**	

In 2024, we provided technical updates to the Assaí University platform. Now, employees who need to complete mandatory training, or who want extra content for their development, have more autonomy to access knowledge in a way that best suits their profile, whether through the digital platform, app, in-store totems, or face-to-face training centers, in addition to ZapUA, which features Maia, Assaí's interactive smart learning multiplier.

To help people start interacting with the AU's learning channels, we provide digital literacy training for them to become familiar with these digital tools.

In 2024, the University focused on further detailing and strengthening Assaí's leadership training path, from the first to the highest level, with the aim of enhancing the skills needed to improve the performance of our leaders.

We also created the Digital Transformation Program, whose purpose is to create a critical mass of projects for participants and promote collaboration and innovation with a focus on customer centricity.

The program also encourages the creation of innovative solutions that lead to cost savings and/or financial returns for the company, promoting a culture of innovation and encouraging new ideas within Assaí.

Our aim in designing these tracks is to strike a balance between behavioral and technical skills, along with strategic vision, which are the qualities required to deliver results.


ASSAÍ
ASSAÍ

Assaí University's numbers in 2024

1,436 courses completed

2.7 million hours of training

88 programs

Assaí University

ASSAÍ UNIVERSITY CONSISTS OF FIVE SCHOOLS:

Wholesale School – Its purpose is to provide a deeper understanding of the market in which we operate, the scenarios we deal with, and the trends that impact our business.

Leadership School – Aimed at training all levels of leadership (store or offices), its objective is to inspire management practices that are increasingly careful, productive, and aligned with our values.

Operations School – Dedicated to training employees in the store's main operational processes.

Commercial School – Focused on training our team in the technical and behavioral aspects of buying, selling, and distributing products, supplier relations and negotiation models, among other topics.

School of Technical and Behavioral Development – Provides Our People with technical and behavioral training by offering courses aimed at improving knowledge, skills, and attitudes.

Leadership training and development
GRI 404-2

Assaí makes continuous investments in training its leadership and strengthening the pipeline because of the importance these people have in disseminating the culture in the process of expanding and sustaining the company.

Learn about our leadership training programs:

- ***Crescer* (Grow) Program –** Intended for entry-level operational leaders (heads of sections, DC managers, and nutritionists), this program is designed to prepare these professionals for their daily routine and career opportunities, taking into account the growth of the business.
- ***Acelerar* (Accelerate) Program –** Prepares assistant managers to take on the next levels of leadership and face the challenges within their areas and scopes of work.
- ***Atuar* (Act) Program –** Aimed at training leaders in the Distribution Centers, promoting engagement and empowerment and developing skills for their current position and future challenges.
- ***Dono do Negócio* (Owner of the Business) Program –** Created to boost the development of our store managers, aligning procedures and best practices by developing skills and abilities to achieve the company's goals and objectives.

Assaí has ***565 people in leadership positions*** *(managers and above). In 2024, our professionals took part in specific training for their hierarchical level, with more than* ***42,000 hours of training.***

- **Regional Operations Managers Training Program –** Designed to strengthen and increase the dissemination of a systemic vision and regional strategy for the business, this program is for professionals who manage groups of stores, preparing them to face the company's present and future challenges.
- **Board Spokesperson Training Program –** Aimed at directors and officers, this program prepares them to be Assaí's liaison with the press, society, and the internal audience. It also offers training in communication techniques, presentation, and ways of replicating our culture.


Assaí store in Juiz de Fora (MG)

PROGRAM PREPARES FOR SUCCESSION WITHIN ASSAÍ

In 2024, one of AU's most important projects was the launch of the **Executive Academy**, aimed at training vice presidents, directors and officers, strategic positions held by professionals who are in the company's succession planning.

This initiative is aligned with a business need, which is Assaí's sustainable future, and the content offered is suited to the reality of the market and its main challenges, and also relies on renowned learning partners.

In 2024, we conducted an assessment of 30 of the 46 eligible directors and officers to gather information on their competencies, skills, and behaviors and map their strengths and areas of opportunity.

The course includes learning paths that cut across the business, a process designed to generate and monitor the individual development plans of each participant, with the aim of accelerating continuous development in strategic business skills and competencies.

Performance cycle

We have a career management system — *Avance* — developed for corporate and regional employees and leaders of our stores and DCs.

Through *Avance*, the evaluation of Our People is based on competencies that directly reflect the values of our *Ser Assaí é Assim* (This is Being Assaí) culture. In this way, by assessing the observable behaviors described for each competency, we ensure that we are also assessing the employee's adherence to our culture.

The process includes self-assessment, manager assessment, feedback, the Career Committee, and the Individual Development Plan (IDP).

In a structured, transparent, and continuous manner, the purpose of *Avance* is for employees to take responsibility for their own development. To this end, our leadership is trained to conduct standardized assessments, hold career talks, and provide constructive feedback.

In 2024

7,659 people eligible for the 2024 cycle

7,648 employees participated in the self-assessment and manager assessment cycle

99.9% participation of eligible professionals in at least one stage of the assessment process

1,122 participated in awareness training on self-assessment, manager assessment, and feedback

PERCENTAGE OF TOTAL EMPLOYEES WHO RECEIVED PERFORMANCE AND/OR CAREER DEVELOPMENT REVIEW DURING THE REPORTING PERIOD GRI 404-3

Employee category		2022			2023			2024		
		Women	Men	Total	Women	Men	Total	Women	Men	Total
Directors	Number	10	25	35	9	29	38	8	30	38
	Percentage	25.00%	71.43%	87.50%	21.43%	69.05%	90.48%	16.00%	60.00%	76.00%
Managers	Number	98	319	417	103	332	435	116	340	456
	Percentage	21.40%	69.65%	91.05%	21.41%	69.02%	90.44%	22.52%	66.02%	88.54%
Middle management	Number	1,821	2,427	4,248	2,295	3,049	5,344	2,438	3,203	5,641
	Percentage	30.39%	40.50%	70.88%	36.86%	48.97%	85.83%	34.71%	45.61%	80.32%
Consult-ant/ Specialist	Number	215	273	488	211	289	500	210	302	512
	Percentage	33.49%	42.52%	76.01%	34.99%	47.93%	82.92%	30.52%	43.90%	74.42%
Administration	Number	479	394	873	555	450	1,005	549	452	1,001
	Percentage	25.29%	20.80%	46.09%	12.86%	10.43%	23.29%	28.83%	23.74%	52.57%
Total	**Number**	**2,623**	**3,438**	**6,061**	**3,173**	**4,149**	**7,322**	**3,321**	**4,327**	**7,648**
		3.44%	**4.51%**	**9.40%**	**3.95%**	**5.16%**	**9.10%**	**3.81%**	**4.96%**	**8.77%**

Benefits

GRI 3-3 (Material topic: Well-being, health and safety), 401-2, 403-6

Our People have at their disposal a wide range of health care and well-being benefits, as well as initiatives to promote quality of life.

The *Cesta Básica* (Food Staples) card was renamed ***Vale Compras Assaí* (Assaí Shopping Voucher)**, and the ***Multicheque* Card** was renamed ***Compra+ Assaí* (Shop+ Assaí)**. The *Mamãe* (Mommy) card is now called ***Vale Compras Mamãe* (Mommy Shopping Voucher)**.



Deborah Santos, Assaí store in Guarujá (SP)

Also as an addition to our benefits package, in 2024 we started offering payroll loans.

- **Gym –** We have more than 15,000 users throughout the country in our partnerships with two reputable companies in this segment.
- **Food –** We offer breakfast, lunch, or dinner at all our units and for all our employees in our in-house cafeterias.
- **Medical assistance –** Assaí covers 100% of the employee's plan and approximately 80% of the monthly fee for dependents. In locations where private healthcare resources are not available, we provide financial contribution. We have more than 74,000 beneficiaries.
- **Dental care –** Assaí offers the plan to all employees and their dependents as an optional benefit. Today we have more than 32,000 people registered.
- **Christmas basket + poultry –** In 2024, we handed out more than 84,000 Christmas baskets and poultry to brighten up the holidays for the families of Our People.
- ***Compra+ Assaí* (Shop+ Assaí) –** A credit limit that gives employees the opportunity to buy in our stores with a 5% discount and, depending on the date of purchase, a 60-day payment period deducted from their payroll.
- **Newborn essentials –** In 2024, we distributed more than 241 kits containing basic items such as clothes, shoes, bottles, and hygiene products for Our People's newborns.
- **Mommy Space –** Available at the head office, this is a safe and welcoming place for female employees who have chosen to continue breastfeeding. In addition to removing the milk, it can be properly stored at this location, ensuring its quality.
- **Extended maternity leave –** Female employees are entitled to extend their maternity leave by 60 days beyond the period provided by law, for a total of 180 calendar days. This benefit is also granted in the case of adopted children and women in same-sex marriages, as provided by law.
- **Closed private pension plan –** Professionals in leadership positions can invest in Assaí Prev, which offers plans with company co-pay.
- **Life insurance –** Benefit offered for the well-being of the family and 100% covered by Assaí to guarantee financial protection in the event of the employee's death or retirement due to disability.
- **Social Service –** This is an assistance program that offers support to our employees and their families Our social work is guided by two main causes: facilitating human relationships and promoting the quality of life of Our People. In times of personal or family difficulties, Assaí provides assistance from a team of professionals that includes social workers, psychologists, lawyers, financial and social security consultants, all of whom are prepared to offer guidance. We offer complete social assistance and a range of support benefits, such as in-person psychological care through the medical plan or teleconsultation through the social services consultancy. The guidance service is available 24/7, allowing those affected to seek support at any time.
- ***Vale Compras Assaí* (Assaí Shopping Voucher) –** Credit offered by the company to its employees on a monthly basis for the purchase of food products in our stores, available 90 days after joining the company.
- ***Vale Compras Mamãe* (Mommy Shopping Voucher) –** This is an amount credited every month to each eligible child of our employees and entitles them to buy basic necessities, such as nutrition and food, hygiene items, diapers, and wet wipes. It also benefits adopted children, including those of women in same-sex marriages.

Internal recognition programs

***Assaí Pensando em Você* (Assaí Thinking of You)** is our recognition program that values Our People, engaging and reinforcing the behaviors we expect from employees. It also celebrates special dates, family, and achievements along their journey.

To better manage recognition, a system of indicators allows us to better understand each person's profile and automate recognition messages during their journey, such as their birthday, length of service, and promotion. This is in addition to our culture of giving moral recognition through internal communication channels.

Learn about other recognition programs for Our People:

- **Highlights of the Month** – In 2024, a total of 21,228 employees of stores and DCs received recognition for their outstanding behavior and actions, in line with our values.
- **Children's Day** – We handed out more than 60,000 toys to our employees' children between the ages of zero and 12 years old.
- **Mother's Day** – More than 27,000 of our employees who are mothers were honored in 2024.
- **Father's Day** – In 2024, more than 24,000 employees who are fathers were honored.
- **I've Been Promoted** – This is our recognition program that celebrates a very special moment in everyone's career. When someone who works in a store or DC is promoted, they receive a letter and a kit with their new uniform and items to use in their new routine. In 2024, 8,691 employees were promoted, 40.1% of which were women.
- **Time with Assaí** – In 2024, we provided moral recognition and a salary bonus to 1,272 employees. This initiative is valid starting from the 10th anniversary and every five years thereafter.
- **Birthdays** – An initiative in place at all units celebrates the birthdays of the month on a single day, with institutional materials that encourage recognition among colleagues and direct leaders.



Jessica Benigno, Assaí store in Freguesia do Ó II (SP)

The Setor Nota Dez! (Top-Tier Sector!) is an internal campaign aimed at recognizing and rewarding the sectors and employees who stand out in their activities, according to the Good Practices in Food Safety report. The goal is to encourage excellence in service, operational efficiency, and continuous improvement of processes.

Health and safety

GRI 3-3 (Material topic: Well-being, health and safety), 403-1, 403-2, 403-3, 403-5, 403-6, 403-8

VIVA+ Assai - Health and Safety is our program to promote the health and well-being of everyone. Launched in 2023 to further demonstrate Care for Our People, the program consists of various initiatives focused on health, safety, benefits, and social service. Through these initiatives, the idea is to encourage people to be preventive and adopt healthier habits in their daily lives.

Our journey

In 2024, we intensified our efforts to reduce absenteeism. The work was focused on employees with the highest rates of absenteeism, and included individualized support to identify and treat the causes, such as health problems, personal issues, and adaptation to work.

We restructured control processes and intensified internal campaigns to ensure that people undergo regular health checks. We reached 100% of the eligible audience, benefiting more than 65,000 employees.

Our Occupational Health Policy is aligned with the guidelines of the Specialized Occupational Health and Safety Service (SESMT). We have 11 SESMT Occupational Outpatient Clinics throughout Brazil, staffed by occupational medicine and nursing professionals who, in 2024, provided more than 20,800 care services, including employment and assistance exams and pre-employment exams for people with disabilities, among others.

We also have two outpatient clinics for medium-complexity care, with medical services that include specialists in psychology, cardiology, gynecology, and other areas, as well as an ambulance service. These units provided more than 33,000 care services in 2024.

Health campaigns

In 2024, we held our traditional flu vaccination campaign with the quadrivalent vaccines, as well as the herpes zoster vaccine for employees aged 50+ and the vaccination against dengue fever. In total, more than 21,000 doses of vaccines were administered.


Espaço
saúde

Healthy Space (SP)

HEALTH AND WELL-BEING OF OUR PEOPLE

Through Viva+ Assai, Assai was certified with the *Gerar Bem-Estar* (Generate Well-Being) Seal, awarded to companies that demonstrate good practices in employee health and well-being, with the aim of transforming the Brazilian corporate environment by promoting a culture of integral health.

The seal is awarded by the Brazilian Quality of Life Association (ABQV) in partnership with AON, a global consultancy that helps other companies develop quality of life programs, and is part of the Generate Well-Being Movement (MGBE), which works to encourage actions and programs to promote quality of life at work based on best national and international practices.

And in 2024—our first participation—we won the National Quality of Life Award (PNQV) in the Silver category, which recognizes outstanding organizations regarding effective and consistent practices that promote health and well-being. PNQV is an initiative of ABQV and evaluates various criteria, including occupational health and safety programs and initiatives to promote physical and mental well-being.

Management of employees on leave

In 2024, we strengthened our monitoring and support for employees put on leave by the Brazilian Institute of Social Security (INSS) due to illness or workplace injuries, in order to streamline the process of returning to work.

Our Leave Management cell monitors the employee's entire journey through their process with the Social Security Institute (INSS) during their leave, while our medical team provides clarification and guidance on the process.

In partnership with Assaí University, we provide four training modules on leave of absence for all People Management professionals. We also created a leave of absence kit with information on the stages of the process for the person on leave and invested in the readaptation program, which facilitated a faster return to work and reintegration into the job market.

With this initiative, those who received medical clearance were able to return to work more quickly. And the number of employees on leave in 2024 remained as expected.

Mental and physical health for all

GRI 403-6

Assaí also raises awareness of Our People about healthy eating, both in our cafeterias and elsewhere, in order to benefit their physical health.

Assaí University offers training on mental health, and employees can benefit from a partnership with Wellhub (formerly Gympass) and Totalpass, which offer gyms, therapies, classes, and diversified content in this area, with the aim of encouraging changes in habits.

RAISING AWARENESS OF GAMBLING HARMS


CILADA
TÁ AÍ E CAI QUEM QUER
As pessoas estão caindo em diversas armadilhas contadas pelos jogos de azar, empresas de aposta, loteria esportiva e por aí vai...
COM A NOSSA GENTE, NÃO TEM CILADA!
50 ASSAÍ

In 2024, Brazilian society noticed that more and more people are entering the world of gambling to try to improve their financial situation, and this is reflected in the corporate environment.

Examples include cases of indebtedness that lead to requests for advancing payment for unscheduled vacations, in addition to loans, lack of concentration in activities, depression and anxiety, and an increased risk of accidents at work.

At the same time, a study conducted by Santander bank showed that the share of legalized gambling in Brazilian household income jumped from 0.8% in 2018 to between 1.9% and 2.7% in 2023. It also recorded a drop in the share of retail sales in household income, from 63% in 2021 to 57% in 2023.

Given this scenario, and in order to anticipate and reduce the impact of this phenomenon within Assaí, in July 2024 we launched an internal awareness campaign to address the risks of gambling and online betting, which can often lead to damage to mental, emotional, and social health.

The focus of the campaign was on those who already have this habit and on employees who could become multipliers of the campaign's message, so that support could reach those who need it.

After a planning process that included active listening with the areas that are part of Our People's day-to-day work and other technical areas, we built the campaign's creative line based on the topic A cilada tá aí, e cai quem quer (The trap is out there, and falling for it is up to you).

We strengthen awareness through regular tips and warnings on our internal communication channels, such as emails, intranet, bulletin boards, and Corporate TV, and through leadership meetings in the stores.

We also advertise our internal programs and actions, such as *Viva+* psychological support and the courses offered by Assaí University on emotion management, personal finance, and quality of life, which can help in cases related to this topic.

We are extremely careful not to overstep our boundaries and enter into aspects of Our People's personal lives, but we understand that, as it is a mental health problem, we should work to raise awareness of this issue, which mobilized Brazilian society in 2024.

Safety is non-negotiable and an ongoing concern

GRI 403-2, 403-4, 403-7

We have a long-standing commitment to ensuring the safety of all our employees, especially given the expansion project that has taken place in recent years and the many new people who have joined the company.

We care for the general well-being, providing a safe workplace for people to perform their duties. We have a team of professionals who specialize in the prevention, control, monitoring, and measurement of all sources of risk, and we ensure that everyone is properly trained and aware of the correct procedures for operating our units.

Our safety technicians help raise awareness of this issue by holding safety talks on the shop floor and in the DCs. We also hand out Occupation Safety Booklets covering a range of subjects.

Our *Easy Checklist* makes it possible to map risks, monitor indicators, and suggest preventive and corrective measures.

In 2024, this tool received technical updates to include specific questions for the new business sectors and machinery, an improvement that keeps our operation in line with best practices in occupational safety.

Our approach to preventing or mitigating significant impacts on occupational health and safety is based on robust risk management tools. Through the Risk Management Program (RMP) and the Risk Inventory, we apply the hierarchy of risk and hazard control, which has the following stages: elimination, substitution, engineering controls, administrative controls, and personal protective equipment (PPE). Furthermore, our Action Plan, the Technical Report on Workplace Conditions (LTCAT), and the *Easy Checklist* ensure that these measures are implemented and continuously monitored.


CROWN

Sivanilton Araujo, Distribution Center in Feira de Santana (BA)

WORK-RELATED INJURIES[1] GRI 403-9

For employees that have a formal relationship with the organization	2022	2023	2024
Fatalities as a result of work-related injury	0	0	0
Number of high-consequence work-related injuries (excluding fatalities)[2]	2	12	55
Number of recordable work-related injuries	771	1,059	1,111
Number of hours worked	169,946,144.0	187,721,072.0	175,048,271.6
Rate of fatalities as a result of work-related injury	0.0	0.0	0.0
Rate of high-consequence work-related injuries (excluding fatalities)[3]	0.01	0.06	0.31
Rate of recordable work-related injuries	4.5	5.6	6.4
Injuries from which the worker cannot recover	0.0	0.0	0.0

[1] *The rates were calculated based on 1,000,000 hours worked, as recommended by the NBR 14280 standard, which allows calculations to be more precise and in line with the applicable accident monitoring regulations. Outsourced employees are not included in the calculation.*

[2] *The increase in cases in 2024 can be justified by the sum of some factors, such as the high turnover we had and the expansion of services in stores, which are activities with greater risk due to the use of sharp objects.*

[3] *Historical data on the rate of high-consequence work-related injuries (except fatalities) were reviewed in accordance with the GRI methodology.* **GRI 2-4**

MÊSPAT

In 2024, we held the sixth edition of MÊSPAT, the most important occupational health and safety event at Assaí. Throughout December, we carried out a number of initiatives to raise awareness of and engage Our People in building an increasingly safe working environment.

The topics of the event were shared with all our stores, DCs, and offices via the intranet, emails, Corporate TV, and posters on bulletin boards.

The topics were adapted to the specific characteristics of each operation. In the stores and DCs, we talked about the proper use of PPE, safety in operating machinery and equipment, work safety in the butchery department, and ergonomics in handling materials.

In the offices, we talked about healthy eating and physical activity in the workplace, preventing commuting accidents (safe coming and going), and a preventive program at the head office (*Sua saúde em dia* – Your health up to date).

We also stressed the company's main practices to ensure that everyone is on the same page, minimizing or eliminating the occurrence of accidents and occupational illnesses.

We also invested in engagement and raising awareness of other issues related to the campaigns in the color month calendar, such as Pink October, which raises awareness of breast cancer, and Blue November, aimed at preventing prostate cancer.

Our **Green April** addresses the prevention of accidents at work, while in **Yellow May** we focus on the prevention of commuting accidents and road safety.

Safety Dialogues

A traditional and well-established practice in all our units, the Safety Dialogue is a time for direct conversation between the leaders and other employees based on a previously defined agenda on topics related to safety, procedures, and the strengthening of measures.

In 2024, a total of 127,000 hours of dialogues were held in stores, DCs, and offices, during which time we also distributed more than 1,000 safety booklets and guides.

We also have an extensive training schedule in partnership with Assaí University on topics such as the Crescer (Grow) Program - Handling Machinery and Equipment; NR-1 General Provisions and Occupational Risk Management; NR-5 Internal Commission for the Prevention of Accidents; NR-6 Personal Protective Equipment - PPE; NR-10 Safety in Electrical Installations and Services; NR-11 Transportation, Movement, Storage, and Handling of Materials; NR-12 Occupational Safety in Machinery and Equipment; NR-18 Aerial Lift; NR-23 Fire Brigade; NR-35 Working at Heights.

In 2024

18,258 hours of training for the Internal Commission for the Prevention of Accidents (CIPA) and **1,548** CIPA members trained

8,160 fire brigade members trained

171,839 hours of training

*We hold **Safety Dialogues** and intensify **field work** in our stores and Distribution Centers, promoting a practical and direct approach to strengthening a culture of safety among Our People.*

Number of hours of Safety Dialogues and field work (stores and DCs)

2022	100,000
2023	110,000
2024	127,000


ASSAÍ
ATACADISTA



Assaí store in Belém (PA)

OUR CUSTOMERS

GRI 3-3 (Material topic: Responsibility to the customer)

At Assaí, we work to provide the best shopping experience for our customers. In addition to business owners, more and more families are coming into our stores every day looking for low prices, quality, and a variety of products.

The year 2024 was marked by the consolidation of our work in the area of customer relations. We invested in technology to enhance our customer service ecosystem, seeking an omnichannel vision, a strategy that integrates all customer communication channels, such as physical stores, apps, and social media, to provide a more complete shopping experience.

These efforts include greater use of artificial intelligence (AI). Approximately 80% of our service volume already uses this technology, but we are also looking for opportunities to improve service by better supporting internal operations.


The four pillars of customer service
People who know our culture.
Systems that allow us to increase our capacity to serve.
Communication and culture and personalized relationships safeguarding the brand's reputation.
Processes and structure dedicated to continuous improvement.

Localization

In recent years, our expansion to various municipalities in all regions of Brazil has brought a variety of audiences into our fold and the need to engage with different profiles and meet different needs.

For this reason, we have made significant investments in our regional approach strategy, which is also designed to benefit our customers. Thus, we look at localization as a form of local insertion and getting closer to the public.

We want to always ***be where our customers are****, putting them at the top of our priorities.*

In 2024, we made progress in better meeting the needs of the public in each region where we operate, and we evolved our localization strategy with a regional approach to each location and with specific marketing campaigns for certain regions.

One of the campaigns was *Minha Economia Favorita* (My Favorite Way of Saving), which was specially created for the stores in the state of Pernambuco and starred by a local artist. We also created a campaign for the state of Minas Gerais, highlighting our attributes as a retailer and our well-known wholesale model.

In October, our traditional campaign to celebrate *Dia do Nordestino* (a day that celebrates the people of Brazil's Northeast region) was reinforced under the motto *Somos feitos de Nordeste* (The Northeast is in each of us), which featured our manifesto to emphasize our presence in the region.


ASSAÍ
ASSAÍ
73

Northeast Cup

Sports sponsorship

We have a tradition of supporting and valuing sporting events, because we believe in the transformative power of sports for the well-being of people and communities.

Our presence in the Brazil's favorite sport is part of a strategy to get closer to different audiences, including customers. In 2024, we strengthened our presence with the positioning *Pensou futebol, pensou Assaí* (Think Soccer, Think Assaí), signing sponsorship agreements for the *Copa do Brasil* (Brazil Cup) soccer tournament and the Brazilian B series championship, as well as the state championships of Alagoas, Bahia, Pernambuco, Sergipe, Mato Grosso, and Mato Grosso do Sul.

In addition to the new actions, Assaí continued to support *Copa do Nordeste* (Northeast Cup), the largest regional championship in the world, for the fourth consecutive year; *Paulistão Feminino* (São Paulo State Women's Championship) for the sixth consecutive year, reinforcing the company's support for the sport; and the São Paulo State Men's Championship for the 11th consecutive year, one of the longest-running sports sponsorships in the country.

Since 2019, we have combined our love for soccer with social promotion and appreciation of citizenship by supporting the Favelas Cup, the largest competition between favelas in the world, which we have sponsored since its first edition in São Paulo, in both men's and women's categories.

We have also supported various street runs over the years. A total of 21 races were held in 2024, with more than 100,000 participants. We also launched our own event, the **Assaí 50 Years Running Circuit**, with races in Fortaleza, CE, Salvador, BA, Rio de Janeiro, RJ, and São Paulo, SP, as another chapter in the celebration of our fiftieth anniversary.

The circuit was designed to be regionally relevant and accessible to adults and children of all ages and people with disabilities.

And once again we participated as the official wholesaler of the 17th International Half Marathon of São Paulo and the Marathon of Curitiba, PR.

Festival circuit

In 2024, for the first time we sponsored the festivities for *São João do Cerrado*, in the Federal District, and we made our debut at the Pernambuco Carnival, sponsoring the *Galo da Madrugada* carnival street parade.

We also strengthened our presence at important cultural celebrations, such as the *Parintins Festival*, AM, the *Círio de Nazaré*, PA, the *São João* celebrations in Caruaru, PE and Campina Grande, PB, as well as the gastronomic events *Comida di Buteco* (Bar Food), in Minas Gerais, Amazonas, Pará, Paraná, and the Federal District, and the *Sobá Festival*, in Campo Grande, MS.

To reinforce the importance of our customers in our regional strategy, for the first time, in partnership with SEBRAE and with the support of Academia Assaí, we conducted regionalized training sessions to cater to this audience. It involved 11 training sessions lasting two days, providing business owners with content on marketing, finance, and pricing, among other topics.


ASSAÍ
Bell Marques carnival block


ASSAÍ
Para todos, de Sol a Sol.

Social media

Social media allows Assaí to have a closer connection with customers and other audiences. Through our profiles we disseminate institutional information, promotional campaigns, news about projects, and even recipes.

ASSAÍ'S SOCIAL MEDIA IN 2024

Facebook		X (Twitter)	
Followers	1,572,878	Followers	15,965
Videos	253	Tweets	302
Posts	602	Likes	809
Instagram		**YouTube**	
Followers	3,819,895	Registered	65,194
Videos	529	Views	43,474,176
Posts	741	Videos	638
Stories	1,175		
TikTok		**LinkedIn**	
Followers	76,748	Followers	1,552,215
Views	29,245,338	Views	892,743
Likes	56,273	Posts	200
Videos	597		

Shopping experience

In addition to low prices, part of our value proposition is to provide a great shopping experience. Therefore, we are always investing to make sure it is constantly evolving and that it is right for our customers.

All our stores have air conditioning and good lighting, checkout counters for individuals and businesses, a wide range of products and services in our shop galleries, ample parking and security, and we are constantly investing in technology and automation to better serve our customers.

When we open a store in a new location, the internal teams study the region to determine the best solution in terms of products and services. The sales area carefully selects the products most consumed locally and seeks to put the most sought-after items and brands on the shelves. We invest in offering regional brands as a complement to our product mix and to support local industry.

Our ample stores allow us to offer services such as a butchery, cold cuts deli, coffee shop and bakery, as well as fruit, vegetables and a wide range of products, tailored to the demands of the area surrounding each store, with regional products, local brands, or imports.



Our services in numbers in 2024

Butchery shop in 254 stores

Cold cuts deli in 191 stores

Coffee shop in 244 stores

Bakery in 173 stores

Rafael Cardeal, Assaí store in Freguesia do Ó (SP)

Our two-price policy is also a differentiator in the shopping experience. Those who buy a few units of the same product can pay the wholesale price, with a discount on the retail price when buying a single unit. For those who use the *Passaí* Card, the wholesale price applies even if the person takes only one unit of the product.

3.1 million
Passaí Cards have been issued since its launch in 2017.

Our customers GRI 2-6

WE SERVE DIVERSE SEGMENTS[1]


58%
42%
Retailers and small business owners[2]
End consumers

ASSAÍ CUSTOMERS BY SOCIAL GROUP[3]


39.4%
46.7%
13.9%
Classes A and B
Class C
Classes D and E

[1] Share of these audiences in Assaí's sales in 2024.

[2] Street food vendors, hotels, churches, snack bars, small grocery stores, restaurants, etc.

[3] Source: Nielsen Homescan.

For our business customers, the stores also have salespeople at their disposal, as well as managers with the autonomy and flexibility to negotiate better deals for them.

MEU ASSAÍ APP

In 2024, we updated the *Meu Assaí* app, which was given a new design, with a more attractive visual appeal, as well as new tools and features.

By analyzing the data and information generated by Customer Relationship Management (CRM), which has been embedded in the app since 2023, we managed to improve the services provided to customers, with more targeted offers and a more complete shopping experience.

The use of these data also lets us know which products the store should have on the shelves for our customers. One example is the selection of specialty wines and beers, product categories that have doubled their share of store sales year on year.

A new feature of Meu Assaí in 2024 is the **shopping list**, which was introduced during the year and had 40,000 users in its first week of operation.

The **financial services** page, which offers cards and personal loans, among other services, was also remodeled in 2024, recording a jump in sales.

Another feature is the **digital wallet**, which has evolved to strengthen its function as a commercial tool. Through this wallet, customers are paid rewards, cashback on purchases, credits for any returns or refunds.

We also created the **Member Get Member** program, through which a customer earns a discount on their purchases by referring another customer who downloads the app.

We have increased the interaction in the app with our *Passaí* credit card. Now people can request their *Passaí* card through the app, bringing more convenience and an even better shopping experience. The app also has a feature that suggests recipes using the products that are on sale in the store.

The figures for the *Meu Assaí* app in 2024

16 million+ registered customers

13 million downloads since launch

32% of customers identify themselves through the app when shopping

Average ticket **24%** higher and with **75%** more items per purchase compared to those who don't use the app

Sales using the app were **44%** higher than to customers who don't use it


TEM OFERTA NOVA POR AQUI!
ASSAÍ

Meu Assaí and our partners

Meu Assaí has also become an important tool for our business partners in the industry. Data intelligence applied to the information obtained from the app suggests ways for them to test new approaches with customers through targeted promotions or discounts.

In this way, these actions via the app make it possible to prove buying, selling, and relationship theories. In 2024, these actions intensified.

This is a sharing process that benefits everyone. Customers provide their shopping data via the app, which processes this information with intelligence and transforms it into inputs for the industry, which in turn creates the most appropriate offer to be returned to customers by Assaí's sales department.

These actions are well structured in stores in São Paulo, Rio de Janeiro, and Minas Gerais, with nationwide commercial companies. In 2025, our challenge is to intensify these actions with regional suppliers in order to offer the same experience to more customers across Brazil.

Phygital strategy

As part of our *phygital* strategy, which integrates the shopping experience in the physical store with the digital experience, in 2024 we launched another service to better serve customers who use digital tools to shop.

We joined the ***iFood Mercado*** platform as a sales and delivery channel for our products and, in May 2023, with the Belevedere store in Minas Gerais. In February 2024, we began expansion into three stores in São Paulo (Mooca, Congonhas Airport, and Penha Tiquatira), and ended the year with 46 stores.

Through this model, a team of Assaí employees picks the products selected by customers and hands them to iFood drivers.

Besides increasing sales, this new model led to internal promotions for the leaders of this operation and 750 new hires in 2024.

In addition to this new partnership, Assaí continues to sell via **Uber** delivery apps, available in 184 stores, and **Rappi**, available in 43 stores. With these models, however, both partners are responsible for the shopping and delivery process.

Assaí's 50th Anniversary

2024 was a special year for Assaí because it marked our 50th anniversary. To celebrate the date, we launched a special promotional campaign to thank our long-standing partnership with our customers and partners who have also contributed to this journey.

The campaign was held between August and November, reinforcing our brand identity strategy and confirming Assaí as one of the most retail brands with the best recall in Brazil. Another objective was to expand the customer base registered in the *Meu Assaí* app, which offered advantages.

To celebrate our regional connection and give a voice to the five corners of Brazil, the campaign was presented by five ambassadors, who represented our five decades and the five regions of the country. All pieces in the campaign were adapted according to aspects of the cultures of each region.

A 50-year seal was adopted across Assaí in internal and external communications and we produced a 60-second advertising film in which our ambassadors sing a version of the song *Descobridor dos 7 mares* by Tim Maia, which was broadcast on TV and social media.

The figures for the Assaí's 50th Anniversary campaign

62 million+ coupons registered

28.9% adherence to the campaign[1]

68% acquisition of new customers[2]

4.5 billion impacts with online and offline actions

[1] Percentage of coupons competing for prizes out of the total number sales coupons

[2] Number of customers who registered for the first time during the campaign

The campaign prizes

1 grand prize of **R$5 million**

1,500 trips on the Assaí Ship, with the right to bring a guest

50,000 prizes of **R$100,00** on the spot, directly at the checkout counter

Ambassadors for our anniversary campaign


North
Gaby Amarantos
Northeast
Bell Marques
Midwest
Simone Mendes
Southeast
Xande de Pilares
South and Southeast
Michel Teló

Photos: Reproduction/Instagram (@bellmarques) (@gabyamarantos) (@michelteló) (@simonemendes) (@xandedepilares)

Message from the leadership
50 years bringing prosperity to all
The report
Our Assaí
2024 highlights
Our governance
Our relationship with people
Our care for the environment
Our journey into the future
Attachments
GRI and SASB content indices
Assurance report

Customer space

The Customer Space was created in 2021 to centralize customer service and expedite the resolution of incidents. The space has a multi-channel structure, meaning that people can choose the communication channel that is most convenient for them — telephone, WhatsApp, social media, or the chatbot in the *Meu Assaí* app.

In 2024, we improved the customer service experience at Assaí by initiating a process to review of the entire service ecosystem, focusing on streamlining interactions across all channels.

One of the initiatives in 2024 was the implementation of the *iBati* app, which handles specific cases involving car accidents in our parking area. After the implementation of the app for registering cases, we managed to improve the efficiency and reduce the time it takes to resolve this type of incident.

To support the celebration of Assaí's 50th anniversary, we set up an exclusive cell to cater to the 3,000 winners and guests on our cruise, making frequent contact to ensure a good experience for everyone until the date of embarkation.

Training Our People was also part of this process. With the support of Assaí University, we launched new specific training courses for the team, such as the time management module. Together with the emotion management and service techniques modules, among others, this course helps us sustain the quality of service in the Customer Space.


VOLUME OF SERVICE THROUGH CUSTOMER SPACE
1,041,750
1,107,327
919,025
2022
2023
2024

SOL VIRTUAL ASSISTANT

Sol, our virtual assistant, was created to bring Assaí closer to its customers. Whether on our website, social media, WhatsApp, or telephone, she makes the shopping journey more enjoyable, answering questions, listening to suggestions, giving tips, or even providing information.

In 2024, Sol was joined by a "furry friend," *Caramelo Assaí*, a caramel-colored stray dog, which came to advertise promotions and partnerships that bring us closer to pet shops and pet owners.

One of the services offered by *Caramelo* is the Pet Health Plan, a nationwide veterinary care service for dogs and cats, launched in partnership with A.Pet. You can choose between two types of plan at any Assaí store and pay using the *Passaí* card.

Other issues are dealt with by the internal team, composed of more than 50 specialized professionals, who are supported by problem solvers — professionals from other areas who help with specific issues.

Complaints through internal channels are 100% registered and addressed and, in specific cases, it takes an average of five days for the complaint to be resolved.



Customer satisfaction

GRI 3-3 (Material topic: Responsibility to the customer)

In 2024, for the 4th consecutive year, we received the **Experience Awards** certificate. Assaí was considered a benchmark in customer experience, with the best NPS in the 'Wholesale and Retail' category. For the 5th year, we also received the **Companies that Most Respect Consumers** award, by the Padrão group. Also, for the 4th year, we received the **Consumidor Moderno** award in the 'Retail' category.


NUMBER OF SALES TICKETS IN ASSAÍ STORES
234 million
290 million
312 million
2022
2023
2024


ASSAÍ NPS
69 points
73 points
72 points
2022
2023
2024

Quality control and food safety

GRI 416-1, 417-1

At Assaí, we maintain strict control over the quality of all products sold in our stores, as well as best practices in labeling and sales.

All our procedures comply with the legislation and standards set by the National Health Surveillance Agency (ANVISA), the Ministry of Agriculture, Livestock, and Supply (MAPA) and the National Institute of Metrology, Quality, and Technology (INMETRO), as well as with the Consumer Protection Code (PROCON).

The products are selected according to quality parameters (weight, appearance, packaging) and follow the labelling legislation for nutrition facts, which adds more transparency and visibility through standardization that requires nutrition labels to be printed in black over a white background, with the amount of nutrients per 100g.

Food packaging contains information on composition, net weight, nutrition facts, storage conditions, expiration date, and batch, among other information.

We monitor and control all products, including those classified as perishable (fruit, vegetables, and animal products).

MORE DETAILS ON OUR CONTROL PROCESSES

Compliance

- Stores built to the best sanitary standards and offering an environment free of structural risks and food contamination.
- Updating and implementation of visual communication to comply with health legislation.

Monitoring

- Weekly evaluation of good practices in all sectors of the stores, with specific checklists applied by technical staff—nutritionists and veterinarians.
- Evaluation of food labeling for product repacking.
- Coordination of the process to calibrate measuring equipment.
- Tracking of products throughout the production chain (receiving, storage, handling, and sale) by the Quality team.
- Monitoring and disclosure of recalled products, interfacing with the store, DC, and supplier to collect the products.
- Analysis of and response to all incidents communicated via the Customer Space.


NO CAIXA
4.99
ASSAÍ
ATACADISTA
Assaí store in Belém (PA)

Communication and training

- Policies and guidelines based on regulatory legislation.
- Training employees on good practices.
- Guidance and technical support for store managers in dealing with inspections by regulatory bodies.


Assaí store in Cidade Tiradentes (SP)

OUR SUPPLIERS

GRI 2-6, 2-24, 3-3 (Material topic: Responsible supply chain)

We have 3,272 product suppliers of all sizes throughout Brazil. Regarding supplier management, in 2024, we focused on reinforcing the company's existing processes as part of a collaborative effort to raise awareness among our business partners of our purpose of positively transforming the market.

Our relationship is guided by rules and standards such as the Code of Ethics and Conduct, the Diversity and Human Rights Policy, Environmental Management Policy, the Animal Welfare Policy, the Social and Environmental Beef Purchasing Policy, and the Supplier Charter of Ethics, documents that deal with good governance practices, human rights, occupational health and safety, food safety, anti-corruption practices, and protection of biodiversity, animals, and the environment.

In 2024, all 561 of Assaí's new suppliers were selected using social and environmental criteria, which cover a wide range of factors, including fair labor practices, respect for human rights, commitment to diversity and inclusion, and environmental impacts.

GRI 308-1, 308-2, 414-1

Supplier profile and localization

We work with three types of suppliers: national (operating in several states), regional (serving certain states), and local (serving certain stores).

Our expansion strategy fosters partnerships with regional companies, which, due to the reduced use of transportation, has the advantage of a reduced environmental impact and brings us closer to the communities because people are already familiar with local products.

We rely mainly on local suppliers for fruit and vegetables, eggs, dairy products, dulce de leche and yogurt, confectionery and bakery, wines and hot drinks, honey, and plants.

ACTIVE SUPPLIERS IN 2024

GRI 204-1


11.5%
42.6%
45.9%
National (375)
Regional (1,394)
Local (1,503)

NUMBER OF PRIVATE LABEL PRODUCTS


65
48
50
2022
2023
2024

Sustainable development of the value chain

GRI 2-24, 2-25, 3-3 (Material topic: Responsible supply chain)

As part of our Sustainability Strategy, we encourage our suppliers to seek out the best economic, social, and environmental practices in order to foster sustainable development throughout the value chain.

Our environmental management is designed to influence suppliers of products and services through recognition programs for good practices, qualification processes, and risk assessments.

Our social and environmental risk matrix was developed based on an assessment of the cultivation, production, or transformation stages in critical chains. This matrix identified animal welfare, the fight against deforestation, working conditions, and the sustainable use of biodiversity as priority critical risks.

In 2024, we selected eight priority supply chains and initiated action plans and working practices to mitigate possible social and environmental risks and to create processes for the development, approval, traceability, and monitoring of suppliers in these chains.

This process is supervised by Assaí's Corporate Governance, Sustainability and Appointment Committee, with the help of performance indicators, targets, training, and awareness campaigns with the companies.

Assaí's presence in various market indices related to sustainability is a recognition of the evolution of our environmental work year after year (see more in the Our governance section).

In 2024, all our stores offered free-range, organic, and cage-free eggs.


OVOS
de galinha
LIVRES DE GAIOLAS
ORGÂNICOS
CONVENCIONAIS
CAIPIRAS
In-store signage about animal welfare eggs

Animal welfare SASB FB-FR-430a.3

In 2024, we launched our Animal Welfare Policy, which contains commitments, guidelines, and directions for relationships with suppliers in the pork, chicken, fish, eggs, and all other animal chains. This policy also addresses products tested on animals. The document stems from dialogues with civil society organizations and the engagement of companies on the subject.

Assaí also renewed its training agenda, with specific technical modules for the sales team related to the egg and pork chains. The fish and broiler chains will be the subject of more in-depth work in the coming years.

The company has increased its selection of eggs in the animal welfare category—which includes free-range, organic, and cage-free eggs—in its stores. This is in response not only to an upward trend in conscious consumption, but also to a sustainability guideline that takes into account the treatment and quality of life of farm animals.

We invest in promotion, guidance, and support to develop commercial partners who want to do business with us. At the same time, we work to raise customer awareness of animal welfare and offer attractive promotional prices for these products.

Combating deforestation, and biodiversity

Our commitment to preserving natural ecosystems and biodiversity involves partnerships with our suppliers. As stated in our Supplier Charter of Ethics and in our Environmental Management Policy, we are committed to encouraging the supply chain to take part in environmental protection actions.

We manage sustainability in close proximity to the beef and palm oil chains, which are considered priorities due to their level of criticality and to what they represent among the products sold in our stores.

We work to raise awareness in these supply chains about deforestation, conversion of native vegetation into pastures, and traceability through our program for the procurement of beef and palm oil products for our Private Labels.

We invest in policies and processes for monitoring and approving companies that supply Assaí, and we establish commitments and action plans to guarantee a reduction of negative impacts in these chains.

In addition to suppliers, our initiatives involve governments, inspection bodies, and society in order to encourage the use of best social and environmental practices in supply chains.

Cattle farming

Since 2016, we have been working with our beef suppliers to help develop processes and systems, engagement initiatives, and other actions intended to reduce the negative impact of this chain, especially with regard to deforestation.

Our Social and Environmental Beef Purchasing Policy guides our entire relationship within the beef supply chain and establishes the process for approving commercial partners. To work with us, meat-packing plants and processors must adhere to the policy and to the Supplier Charter of Ethics.

Our requirements include compliance with the Rural Environmental Registry (CAR) and environmental permits. The chains must be free of deforestation and conversion of native vegetation, and of any environmental embargo due to deforestation. We also do not condone the existence of slave-like or child labor conditions and illegal occupation of environmental conservation areas, Indigenous lands, or Quilombola territories.

We also support initiatives such as the *Boi na Linha* (IMAFLORA) program and participate in the *Grupo de Trabalho dos Fornecedores Indiretos* (GTFI) and in the *Mesa Brasileira da Pecuária Sustentável* (MBPS), which are organizations that promote sustainability in the supply chain.

In 2024

100% of the fresh meat purchased by Assaí was sourced from companies that had their own systems for geomonitoring and traceability of direct producers.

100% of suppliers were in compliance with our beef policy.



Assaí store in Guarujá (SP)

Human and labor rights in value chains

In 2024, we advanced our agenda on monitoring human and labor rights in supply chains by conducting on-site audits. We encouraged good practices in the production systems of partner companies and implemented action plans to ensure continuity of supply.

With the support of independent companies, the audits were conducted in the production units of priority suppliers of fruits and vegetables, textiles, Private Label factories, and international facilities located in countries most vulnerable to slave-like labor.

The audits follow the guidelines of the Initiative for Compliance and Sustainability (ICS) and of Associação Brasileira do Varejo Têxtil (ABVTEX), which recommends conducting social audits based on document analysis and anonymous interviews to gather information on working conditions, pay and benefits, exploitation of immigrants, freedom of association, occupational health and safety, and other topics.

After each audit, a report determines whether or not the supplier is qualified to establish a commercial relationship with Assaí. The result may lead to the supplier being approved or blocked from doing business, or even suggest an action plan for finalizing the agreement.

In 2024, we identified nine suppliers of imported products from seven countries with the greatest potential risk of child, forced, or compulsory labor. At the end of the year 100% of our active suppliers were in compliance with the guidelines on monitoring working conditions, and one supplier was blocked. GRI 408-1, 409-1

In the year, 21 audits were conducted at the units that manufacture Private Label products in Brazil, ending the period with 100% of suppliers audited and in compliance with Assaí's monitoring guidelines. A total of 21 suppliers of fruits and vegetables were assessed using the ICS methodology.

All 12 suppliers of textiles and other products eligible for ABVTEX certification were assessed in 2024. GRI 414-2


RESERVA

Ruth Silva, Assaí store in Freguesia do Ó (SP)

EVALUATION OF WORKING CONDITIONS IN THE SUPPLY CHAIN GRI 414-2

	2022	2023	2024
Total number of suppliers eligible for audits - national Private Labels	24	19	21
Percentage of national Private Label suppliers with valid audits	95.8%	94.7%	100.0%
Total number of suppliers eligible for audits - international, in socially vulnerable countries	7	6	9
Percentage of international suppliers with valid audits in socially vulnerable countries	71.4%	100.0%	100.0%
Total number of suppliers eligible for audits - fruits and vegetables	19	17	21
Percentage of ABVTEX-certified PLUs audited for working conditions	100%	100%	100%

Technology and recognition

Our relationship with suppliers took a step forward thanks to **Trizy**, a portal for scheduling deliveries of goods to stores and Distribution Centers.

The use of technology has streamlined the flow of goods received, resulting in gains for Assaí, which manages its receiving capacity, and for suppliers, which, by scheduling their deliveries, can better manage the costs of fuel consumption and idle labor and minimize security risks. Currently, 100% of our suppliers are using the portal.

In addition to providing technological support to suppliers, through the LOG Assaí Award we recognize the work of those who help us keep our stores fully stocked with adequate levels of inventory and diversified assortments.

The award assesses three technical indicators of the supply chain: compliance with delivery schedules; whether the items and quantities scheduled were delivered; and whether the purchase order was completely fulfilled.

In 2024, in the second edition of the LOG Award's Sustainability category, we included issues relating to reducing emissions in Assaí's logistics chain and adherence to the Science Based Targets initiative (SBTi).


GLP
Centro de Distribuição
Distribution Center in São Paulo (SP)


Sustentabilidade
LOG Assaí Award

COMMUNITY RELATIONS

Our relationship with the communities where we are going to build a new unit begins long before construction. We try to show our future neighbors who we are, how we work, how we feel about sustainability, and how we intend to have a positive impact on the region through our business model.

This relationship becomes closer as we begin our activities, and our social investments in the community are coordinated by the Assaí Institute. All our stores participate in the Institute's social programs.


INSTITUTO ASSAÍ

Balé da Ralé, supported organization

Assaí Institute GRI 413-1

Created on March 10, 2022 as an independent, non-profit organization, the Institute operates on three fronts: Entrepreneurship, Food Security, and Sports and Citizenship, while also developing institutional projects.

With a **commitment** to *having a positive social impact on the communities where we operate*, its **purpose** is to promote opportunities and paths to prosperity for people and communities.

The work of the Assaí Institute is guided by the six **UN Sustainable Development Goals (SDGs)**. Click here to watch the institutional video of the Assaí Institute.


1
2
3
8
10
12

The Institute's management structure, which is responsible for implementing the strategy and developing the projects and programs, is composed of a team of dedicated people and four bodies: Annual General Meeting, Decision-Making Body, Supervisory Board, and Executive Board. Click here to learn more about our structure.

INSTITUTO ASSAÍ

Mission

To offer opportunities that impact the development of people and communities through initiatives focused on entrepreneurship, food security, and sports, whether autonomously or through partnerships.

Vision

To effectively contribute to social development, transforming people's lives to achieve their dreams and prosperity.

Values

We believe in people – We value each person's potential. And, with empathy, we work to help them through their transformation journey.

True commitment – We have a genuine commitment to society, promoting structured and quality medium- and long-term initiatives.

Passion that transforms – We are passionate about what we do, because we know that our efforts can change people's lives for the better.

Ethics are not negotiable – In life, we can be flexible about many things, but not when it comes to our ethics!

We welcome with respect – We truly and genuinely embrace diversity and inclusion.

We join forces for the greater good – We believe in the power of partnerships to boost results. After all, action is more important than being in the spotlight.

2024 highlights

830,000+ people benefited from all our programs

380 partner institutions working in communities around our stores

25,493 business management certificates issued

5.4 million+ meals[1] donated to families in situations of social and food vulnerability

15 sports institutions supported with pedagogical and management training

[1] *Equivalent to the 2,838 metric tons of food donated through baskets of food staples, soup kitchens, mobilizations with customers, and the Destino Certo program.*



Redes da Maré Soup Kitchen

See below for details of our initiatives on each of our three fronts and in our institutional projects.

Entrepreneurship GRI 413-1

On this front, the Institute inspires and strengthens entrepreneurship in the food sector by offering information and training, and developing entrepreneurial skills and competencies.

This work to develop micro and small business owners is done by Academia Assaí, which, since 2022, has expanded its impact and become part of the Institute's programs, helping generate work and income through free online and face-to-face courses, differentiated content, events, podcasts, workshops and financial support, among other initiatives. The entrepreneurship area focuses its efforts on four fronts:

Information and training

Aiming to prepare food entrepreneurs to stand out in an increasingly dynamic and competitive market, Academia Assaí offers a number of courses and incentives for professional development.

Online courses allow us to go beyond borders and reach every part of Brazil, impacting the lives of thousands of people with content that makes a difference. It is through these courses that we have a direct impact on the dreams and businesses of entrepreneurs in the food sector.

In 2024, Academia Assaí held 12 online courses in partnership with SEBRAE, in addition to the 11 permanent courses on the platform, and 2 new courses developed specifically for the *2024 Academia Award*.

We also offered a face-to-face Business Management course for 22 classes, in 11 locations, with the aim of bringing Academia Assaí closer to Assaí stores and customers, thus expanding our reach.

AFROBUSINESS

An initiative within Academia Assaí's platform since 2023. Its aim is to boost the businesses of Black people in the food sector, expanding their opportunities. The project involves initiatives such as Notícias (News), which includes exclusive episodes of the Negócio em Dia podcast, and Coluna Feira Preta.

Incentive, recognition, and appreciation

In 2024, we held the seventh Academia Assaí Award, which consisted of five regional awards, as well as a national award.

This annual award is a way of encouraging food businesses run by small business owners to grow, gain structure, and become more attractive.

The 2024 event offered financial support of R$300.00 to 2,100 participants, out of more than 11,000 entries in three categories: On-demand Sales, Physical Store, and Street Vendor.

Of the total number of winners, 210 received additional financial support and training. And 30 were regional highlights, 6 in each of Brazil's regions, 2 in each category, receiving even more recognition and additional prizes.

In the national phase, the 30 regional winners traveled to São Paulo, SP, to give a three-minute presentation on their business to a judging panel, which selected the national winner in each category. Each of them received R$15,000 in cash, more than the R$10,000 in 2023 and in addition to the amounts already received in the previous stages.

The seven editions of the Academia Assaí Award totaled **more than 90,000** entries, with **7,380** business owners receiving financial support, totaling more than **R$5 million in prizes distributed.**

In addition to the national grand prize, participants in this stage competed for the Innovation, Technology, and Sustainability prizes, in the amount of R$5,000 each (last year's prize was R$3,000).

Among the winners, 80% self-identified as Black or Brown and 82.3% were women, thus strengthening our commitment to promoting inclusion and diversity.

Support for other initiatives in the field of entrepreneurship

In line with its vision of effectively contributing to social development, transforming people's lives in order to achieve their dreams and prosperity, the Assaí Institute works to boost regional initiatives that are closely familiar with the reality of each territory.

PROJECTS SUPPORTED IN 2024

Partner organization	Location	Name of the project	Description
Assessoria e Planejamento para o Desenvolvimento (Asplande)	Niterói (RJ)	*Sabores do Rio* (Flavors of Rio)	Trains and promotes entrepreneurship among women working in the gastronomy sector.
Centro Educacional e Profissional Coroadinho (CEPC)	São Luis (MA)	*Janela para o Futuro* (Window to the Future)	Offers training courses in baking, confectionery, and typical foods, among others, through its bakery school and kitchen school.
Empreende Aí Educação	São Paulo (SP)	*Despertando o Empreendedor na Gastronomia* (Unleashing the Entrepreneur in Gastronomy)	Offers training courses and support for micro and small business owners in the area of gastronomy, from low-income communities and favelas.
Grupo Anjos da Tia Stelinha	Rio de Janeiro (RJ)	Professional Training	Provides free professional training courses in the food sector, aimed at increasing employability and generating income for women entrepreneurs.
Instituto Ciclos de Sustentabilidade e Cidadania	Ilhéus (BA)	*Aceleradora Gastronômica de Ilhéus* (Culinary Accelerator of Ilhéus)	Offers microloans to small local business owners and provides training focused on the food sector.
Redes da Maré	Rio de Janeiro (RJ)	*Maré de Sabores* (Tide of Flavors)	Offers professional training in gastronomy for women from the low-income community of Maré as well as other programs that generate sustainability for the development activities held by Casa das Mulheres da Maré.
Instituto Maria Mercês	Mauá (SP)	Income Generation	Holds income-generation workshops, preparing participants to acquire the competencies, skills, practices, and technical and behavioral knowledge needed to perform an activity and be-come entrepreneurs.
Vale do Dendê	Salvador (BA)	Food Business Acceleration	Live streams with educational content aimed at the Black audience, with topics related to the gastronomy sector market, and the publication of a gastronomy e-book for the network of entrepreneurs taking part in the project.


Brazilian Microentrepreneurship Forum


Black Embassy Cachoeira (BA)


Casa PretaHub
Black Embassy São Paulo (SP)

Solutions for the ecosystem

We have strategic alliances with organizations that support the initiatives in which we believe and take part. In this way, these organizations can maintain and expand their activities, strengthening the entrepreneurship ecosystem.

Aliança Empreendedora – A partner that offers training and advocacy for business owners. It conducts initiatives through partnerships to contribute to the development of the sector, organizing research, creating knowledge and tools, and helping create public policies.

Empreender 360 – This initiative, led by Aliança Empreendedora, is a collaborative platform created to strengthen micro-entrepreneurship in Brazil, providing access to knowledge, networks, contact, and technical support for the development and sustainability of small businesses.

In 2024, as part of this initiative, we supported the Brazilian Microentrepreneurship Forum. The forum was held in Brasilia, DF, and gathered 318 players from the ecosystem across the country, including business owners, representatives from civil society, the government, and the private sector, aiming to find solutions to help people who are starting or already have their own business.

Instituto Feira Preta – An ecosystem focused on the economic upliftment of the Black population in Latin America, especially in Brazil, creating an environment conducive to the economic empowerment, growth, and prosperity of Black people. We have been partners of Instituto Feira Preta since 2018, supporting and participating in food business initiatives.

In 2024, one of our initiatives was the institutional sponsorship of the Black Embassies (formerly Casas PretaHub) in São Paulo (SP) and Cachoeira (BA), spaces dedicated to building a sense of belonging, information, and training for Black Brazilians.

Food security

GRI 3-3 (Material topic: Fight against hunger and food waste), 413-1

On this front, the Assaí Institute works to provide socially vulnerable families with access to food, ready meals, and financial resources to buy food, helping combat food and nutritional insecurity in Brazil.

Access to ready-made meals – Soup Kitchens

This project provides the population living in extreme poverty, especially homeless people, with access to ready-made, nutritious, and adequate meals, delivered by small- and medium-sized soup kitchens, helping increase food security for this population.

We support two soup kitchens in São Paulo (*Instituto Céu Estrela Guia* and *Academia Carolinas*); Instituto Paternus, in Fortaleza, CE; two Gastromotiva kitchens (one in Manaus, AM, and one in Dourados, MS); and Redes da Maré, in Rio de Janeiro.

Access to resources for food choice – *Mais Escolha*

A concrete gesture of care: this is *Mais Escolha* (More Choices), our initiative that distributes cards for purchasing food in Assaí stores, with a monthly credit of R$105 for a period of six months, preferably to families living in extreme poverty and suffering from food insecurity who are primarily registered with the Federal Government's *CadÚnico* program.

Initially, 1,866 families were selected until the end of 2023. But in the first cycle, which lasted until May 2024, an additional 74 women joined. The cycle ended with 1,940 families benefited, primarily headed by Black women in situations of social and food vulnerability, in the cities of Santarém, PA, Serrinha, BA, and São Paulo, SP, who received the food card.

In 2024, the second cycle of *Mais Escolha* moved into the North and Northeast regions of Brazil, supporting nine social organizations in the states of Alagoas, Bahia, Ceará, Pernambuco, Piauí, Sergipe, Amazonas, Roraima, and Pará, totaling 2,112 families.

Access to non-perishable food

Through food donations, we are constantly providing support to socially vulnerable people. In 2024, the donations made through our initiatives or in response to emergency situations amounted to more than 328 metric tons, which benefited more than 27,000 families in partnership with 120 social institutions across Brazil.

The Assaí Institute also helps communities affected by natural disasters or calamities. In 2024, we offered our help to the population affected by the floods in the state of Rio Grande do Sul by donating 28 metric tons of food, 3 truckloads of drinking water, 2,500 blankets, and 750 mattresses to the Red Cross of Paraná, the Civil Defense of Paraná, and *Central Única das Favelas* (CUFA).

During this period, we also supported the people of Rio Grande do Sul through a partnership with *Pedagogia de Emergência*, an institution that helps children and young adults overcome traumas caused by extreme situations, such as wars, urban violence, and natural disasters. The institution helped 1,500 children affected by the floods, and our support included educational and therapeutic resources, as well as building materials to renovate a school damaged by the floods.

Through another initiative, we mobilized Assaí employees to help the people of Rio Grande do Sul in a crowdfunding campaign in which, for every R$1 donated by people, the Institute donated another R$1, and the total amount was used to buy 350 mattresses and 1,640 blankets for the victims.

Our goal is to serve 518,000 meals by 2025, with the support of 10 soup kitchens



Soup kitchen - Instituto Paternus

We also extended our help to the victims of the rains in the state of Maranhão, donating 500 baskets of food staples to the families affected, in partnership with *Ação da Cidadania*. And the Assaí stores in Rio de Janeiro received donations of non-perishable food as well as hygiene and cleaning products, which were sent to the victims of the rains in the state with the help of the NGO *Instituto Nós em Movimento*.



Donation made by a customer in-store

FOOD IS SOMETHING WE SHARE

Our traditional campaign to mobilize and engage society takes place every year in the month of Christmas in all Assaí stores. With the participation of 115 social organizations, in 2024 the campaign collected more than 422 metric tons of food, which was distributed to thousands of people assisted by the projects run by these partner organizations.

Access to fruit and vegetables – *Destino Certo*

Destino Certo is our program to fight food waste, an initiative that connects solidarity and sustainability. Food that has been rejected because of its appearance but is fit for consumption, such as fruit and vegetables, is sent to organizations that need these donations.

Through partnerships with initiatives such as the *Sesc Mesa Brasil* Program, the São Paulo Food Bank, and other small and medium-sized social organizations, we ensure that this food reaches those who need it most, transforming lives and promoting a fairer and more conscious future.

A total of 1,975 tons of products were distributed in 2024, helping more than 490,000 socially vulnerable people. Today, 196 organizations receive recurring support from Assaí's donations, through 284 donor stores.

Access to information on healthy eating practices

The Assaí Institute is continuously offering education on food and nutrition to the beneficiaries of the projects in the Food Security front, through access to information to encourage reflection on more balanced food choices. In 2024, the Institute increased the production and availability of content on its website.

INSTITUTIONAL PARTNERSHIPS AGAINST HUNGER

In 2024, in order to strengthen our commitment to fighting hunger and food waste, the Assaí Institute became a signatory to the Pact Against Hunger, a movement whose mission is to engage society and promote solutions to reduce food waste and eradicate hunger in Brazil.

Assaí also sponsored the 'Integrated Program for Sustainability' (FIS - *Formação Integrada para Sustentabilidade*), an elective course, offered by the Getulio Vargas Foundation's School of Business Administration in São Paulo (FGV-Eaesp), aiming to promote transformative education for sustainability.

Since 2023, we have also been co-financiers of the *Todos à Mesa* (Everyone at the Table) Movement, a Brazilian coalition of companies and organizations that are joining forces to reduce the impacts of hunger in Brazil and work to reduce food waste by strengthening redistribution networks, fostering the creation of a favorable regulatory environment for food donation and raising awareness of the issue.

In 2024, the movement entered into a partnership with *Alagoas sem Fome* (Alagoas without Hunger), a state government program that coordinates efforts in this area. This collaboration between the Alagoas State Government and the Todos à Mesa Movement includes conducting studies to identify opportunities for optimizing resources and expanding the food redistribution network. This initiative will involve the Assaí Institute, complementing our monthly donations of more than 3 metric tons of food to four NGOs in Alagoas.

Our partnership with the *Todos à Mesa* Movement also included our contribution to the study *Do desperdício à mesa - estratégias de redistribuição de alimentos para um Brasil sem fome* (From waste to the table - food redistribution strategies for a hunger-free Brazil), which outlines a number of food redistribution strategies to help end hunger among the Brazilian population.

Among other results, the study showed that nearly 20 million people live in severe and moderate food insecurity in Brazil and that redistributing food is a crucial strategy for fighting hunger.

The Assaí Institute also contributed to Bill 2,874/2019, which provides for the donation of food by companies to non-profit organizations with the aim of reducing food waste and helping fight hunger in Brazil.

Sports and citizenship

GRI 413-1

Through this front, the Assaí Institute supports organizations that promote social inclusion in vulnerable communities through sports, ensuring that they continue to be able to offer sports as an educational tool.

In 2024, we continued with the actions related to the 1st Sports and Citizenship Call for Proposals, which was launched in August 2023 to strengthen civil society organizations that offer sports in vulnerable communities as a means of promoting citizenship.

The 15 organizations supported throughout 2024 are the result of the performance obtained in previous modules and of the Call for Proposals held in 2023. The pedagogical skills and robust management achieved from the outset could be observed and recognized in practice.

From November 27 to 30, all 15 institutions organized the **Sports and Citizenship Festival**, which included a number of sports and citizenship activities being held simultaneously in different cities. The events also celebrated the second-to-last semester of the program.

WE SUPPORT SPORTS AND CITIZENSHIP ON FOUR FRONTS:

Management support

- Management training, with a focus on institutional development.
- Support for the creation of an Institutional Improvement Plan (PMI - *Plano de Melhoria Institucional*).
- Collective and individual follow-up and mentoring after completion of the training program.

Methodological support

- Pedagogical skills for professionals involved in core activities, specifically focused on sports for citizenship.
- Support for the creation of an Educational Execution Plan (PPE - *Plano Pedagógico de Execução*).
- Follow-up, after completion, with proposals for practical activities and monitoring of the content in the curriculum.

Financial support

- 15 organizations receive financial contributions of up to R$90,000 each over the course of the project to be used for the PPE and PMI.

Strengthening the sports ecosystem

- Promoting integration between the institutions supported to strengthen networks and create a collaborative community of organizations that use sports to promote citizenship.



Leão de Judá Organization


TRANSFORMAÇÃO SOCIAL COM
OS PÉS E O CORAÇÃO

Fórum Esporte e Cidadania

Sports and Citizenship Forum

In June 2024, the Assaí Institute, in partnership with *Rede Esporte pela Mudança Social* (REMS), held the 1st Sports and Citizenship Forum, an event filled with experience and knowledge sharing, talks, workshops, and discussions on how to promote citizenship through sports. The event was attended by approximately 200 people, including representatives of organizations supported by the Institute, associates, and members of REMS.

Favelas Cup

Since 2019, Assaí has been the official wholesaler of the soccer tournament between favelas in São Paulo, which mobilizes more than 600,000 people from more than 100 favelas in the state, organized by *Central Única das Favelas* (CUFA). In 2024, for the second consecutive year, the Assaí Institute supported the tournament by donating 1 metric ton of non-perishable food to the communities of the teams that played in the men's and women's finals.

Institutional projects GRI 413-1

Assaí seeks to expand its social impact through other institutional projects under the responsibility of the Assaí Institute. In 2024, the highlight of this journey was volunteering.

Volunteer Program

This program was structured in 2024 and is intrinsically linked to the values of the Assaí Institute, offering opportunities for employees from the company's headquarters and regional offices to practice citizenship in a qualified manner, contributing to the development of society through volunteering, working in the areas of Food Security, Entrepreneurship, and Sports for Citizenship with simplicity and ethics, reflecting our care for Our People and our passion for what we do.

The Corporate Volunteer Policy was launched on December 5, 2024—International Volunteer Day—defining the rules of the program and providing information to ensure its proper execution, helping people practice citizenship both inside and outside the company.

The Assaí Institute is responsible for the entire management of the Volunteer Program, from planning the activities to evaluating the results achieved.

Throughout 2024, we conducted several pilot actions so we could learn from them and ensure that the Volunteer Policy could be implemented in 2025 in a solid and systematic way.



Volunteer action - Cores do Amanhã Organization

Agasalho a Gente Compartilha (Warm Clothing is Something We Share)

This campaign has been promoted by Assaí since 2011, and became part of the actions of the Assaí Institute in 2023. In 2024 a total of 54 metric tons of clothes, warm clothes, and blankets in good condition were collected, an increase of 26% compared to the 2023 campaign.

The initiative took place during the month of June, in all Assaí stores, in partnership with 29 organizations, including the Salvation Army, Uneafro, and Rotary, benefiting more than 17,000 people assisted by social projects run by these institutions.

Prosperar Program

This is a partnership between the Getulio Vargas Foundation (FGV) and the Assaí Institute that offers higher education of excellence by providing scholarships to high potential students who do not have the financial resources to pursue higher education. The scholarships are intended for undergraduate courses in Business Administration or Public Administration at FGV. A total of 11 students benefited in 2024, who received scholarships to cover the cost of teaching material, food, housing, and transportation.

Click here for the full version of the Assaí Institute's 2024 Annual Report.



BRUNA MOURA,
Feira de Santana (BA)

Our care for the
environment

Prosperity for all people, with responsibility, transparency, and less environmental impact.

At Assaí, we understand our responsibility to the environment and work to achieve the climate change goals set out in the Paris Agreement, working in partnership with organizations interested in tackling these changes.

We also influence our suppliers and partners to join us on this journey through programs that recognize good practices, qualification processes, and risk assessments.

Our environmental responsibility is recognized through the various indices in which we participate. Learn more in the Our governance section.

The content of this section is related to:
Our values: Passion for what we do; Commitment to results
Material topics: Climate change; Waste management
Capital of the Integrated Reporting approach: Natural

SDGs:


Principles of our Environmental Management Policy
Reducing greenhouse gas (GHG) emissions
Ensuring the sustainable use of natural resources
Reducing waste generation and promoting the circular economy
Protecting natural ecosystems and biodiversity

COMBATING CLIMATE CHANGE

GRI 2-25, 3-3 (Material topic: Climate change), 201-2

Climate change is a topic of great concern to society, including Our People, investors, customers, partners, and public opinion as a whole. At Assaí, our work follows the guidelines of the Paris Agreement, an international treaty signed in 2015 that sets targets for reducing greenhouse gas (GHG) emissions by 2030 in order to limit the rise in global temperatures.

We are committed to continuing to reduce our CO_2 emissions and to working together with the Carbon Disclosure Project (CDP) and the Brazilian GHG Protocol Program, which are globally recognized organizations for their work in this area.

In order to achieve these targets, we prioritize the lowest environmental impact in our operations and operate in a transparent manner in relation to our emissions.

We invest in increasing energy efficiency and modernizing equipment, waste management, combating food waste, and promoting the circular economy. Currently, 98.7% of the energy used by the company comes from the Free Energy Market, which prioritizes the consumption of energy from renewable sources.

We also encourage our various stakeholders to participate in this effort by promoting conscious and environmentally responsible practices.

We have an Environmental Management Policy in place that guides our actions through four main commitments, which are followed by action plans that include targets, monitoring, and constant improvement. This policy also expresses what we expect from suppliers and from Our People in this area.

Scopes 1 and 2 in our operations

The work done by Assaí regarding Scope 1 and 2 GHG emissions involves entering the Free Energy Market and reducing electricity consumption through initiatives to improve efficiency, such as replacing refrigeration equipment with equipment that uses less polluting refrigerants.

Our target in Scopes 1 and 2 is to reduce gross emissions by 38% by 2030, having 2015 as the baseline year. Throughout this journey, our work has focused on slowing down the growth of CO_2 emissions, a strategy that has produced positive results year on year.

In 2024, Assaí's carbon dioxide emissions were lower than in 2015, which is the baseline year established for defining our corporate target.

In 2024, our emissions totaled
***91,309** tCO_2e*
(Scopes 1 and 2) with an emissions intensity of
***0.0000011** tCO_2e/R$.*

GRI 305-4

To connect this target to our business strategy, the results achieved now impact the variable pay of our leaders (coordination and above).

GREENHOUSE GAS (GHG) EMISSIONS[1] – SCOPES 1 AND 2 COMBINED
GRI 305-1, 305-2


Stores
Emissions (tCO_2e)
Year-on-year change in emissions
100,399
83,036
100,476
114,503
149,367
141,957
129,539
113,540
101,905
91,309
62,239
92
105
125
143
165
184
212
263
288
302
-17.3%
+21%
+14%
+30.4%
-5%
-8.7%
-12.4%
-10%
-10%
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Meta 2030

[1] Emissions include Kyoto and non-Kyoto gases. Our Greenhouse Gas Inventory is consolidated and the information is available in the Public Registry of Emissions. Our inventory follows the guidelines of the Brazilian GHG Protocol Program.

Operations with reduced impact (Scope 1)

GRI 2-25, 305-1, SASB FB-FR-110b.1

In 2024, we focused on opening stores equipped with low-CO_2 refrigerants, free of gases such as R22. In this respect, 100% of the stores opened between 2023 and 2024 received modern, highly efficient equipment in terms of GWP (Global Warming Potential).

In pursuit of the 2030 target, we are also looking into replacing all refrigeration equipment in our stores with equipment that uses propane gas, which has a low GWP and already supplies a substantial portion of our counters and horizontal displays.

In 2024, we also made progress in relation to the use of diesel. Only one of our stores is partially running on diesel due to a lack of structure on the part of the state energy utility. One last store that used diesel adhered to the free energy market model.

Our stores use this fuel only to ensure that the lighting and points of sale (cashiers) are operational and that customers can be served in the event of power outage. The use of generators is kept to a minimum.

EVOLUTION IN REFRIGERANTS


Retrofitted stores 11
New stores 60
(55 new technologies + 5 conventional technologies)
Retrofitted stores 15
New stores 27
(100% new technologies)
Retrofitted stores 0
New stores 15
(100% new technologies)
2022
2023
2024

Clean and renewable energy (Scope 2) GRI 302-1, 305-2

Assaí faced a major challenge in 2024 due to the high average temperatures recorded throughout the year. Electric energy consumption increased by 14% YoY for the same store base. Water consumption did not increase as much, only 0.8% compared to 2023, due to efficiency programs developed within the company.

Entering the Free Energy Market mitigates the impact of GHG emissions resulting from increased consumption of electricity from the grid.

Reduction of Scope 2 emissions
GRI 305-5

2022 **31.3%**

2023 **7.8%**

2024 **69.0%**

In 2024, our Scope 2 emissions totaled 15,372.01 tCO_2e.



Assaí store in Barris (BA)



Solar power plants - Assaí store in Cristo Rei (PR)

In 2024, 98.7% of the energy we purchased came from renewable sources (hydroelectric, solar, wind, or biomass) that receive government incentives to be used. Today, 98% of our stores buy energy under this model.

In April, we launched the Conscious Energy and Water Consumption Campaign and, throughout the year, we provided training and content on best practices and monitored the targets and results of all our units. And we continue to innovate in the search for solutions in this area.

A pilot project has been set up in three stores with the aim of automating 100% of the energy operation in these units. In this way, the entire energy system will be controlled remotely, without the need for human intervention on site and in compliance with consumption guidelines.

We also have processes in place, such as sending water and energy consumption alerts via email and text messages, which inform those responsible about the level of consumption in the stores and allow for the detection of leaks.

Together with a supplier, we created a new door system for the cold rooms that will help with energy efficiency and make it easier for Our People to operate. Some of the stores that opened in 2024 already have this type of door and, when the existing doors need to be replaced, we will switch them to the new system.

EMISSIONS FROM ENERGY ACQUISITION (tCO_2e) GRI 305-2

	2022	2023	2024
Location-based	29,651	36,227	58,113.76
Market-based	28,203	26,008	15,372.01

Seven of our stores use energy from solar panels installed on the roofs of the parking areas, as well as stores that use 100% LED lighting, and we prioritize natural lighting whenever possible.

To balance consumption, we also have systems in place for keeping track of targets and we strengthen training for our teams and leadership. As a way of encouraging participation, some of our internal campaigns award prizes and bonuses to the stores that save the most during the year.

Emissions in the supply chain (Scope 3)

GRI 305-3

To mitigate the environmental impacts of Scope 3 emissions — those that are generated in the value chain and are not owned or controlled by Assaí — we encourage efficient logistics and promote the circular economy of waste.

We also encourage customers to act responsibly. In the case of suppliers, this is done through the Log Assaí Award (see more in the Our relationship with people section).

In 2024, we made progress in mapping emissions during the transportation and distribution of products, business travel, purchased goods and services, and emissions related to Our People commuting.

All data mapped in Scope 3 are audited and published in the CDP and in the Public Registry of Emissions of the Brazilian GHG Protocol Program.


ASSAÍ
FEIRASSAÍ
Frutas, legumes e verduras:
tudo selecionado para

Assaí store in Marginal Tietê, Vila Maria (SP)

REDUCING WASTE AND PROMOTING THE CIRCULAR ECONOMY

GRI 2-25, 3-3 (Material topic: Waste management), 306-1, 306-2

We are committed to reducing our environmental impact. For this reason, we invest in management to reduce the volume of waste generated in our operations and ensure the proper disposal of these materials through recycling, composting, and reintroduction into the production chain.

The amount of waste sent for recycling reached 77,022.46 metric tons in 2024, and 43% of the waste generated was repurposed, recycled, or reused. And plastic waste is sent to approved recyclers. **GRI 306-4**

We encourage conscious consumption and the reuse of materials by offering cardboard boxes and reusable bags to accommodate customers' purchases. At every store opening, we donate approximately 10,000 reusable bags.

We also try to engage customers in this cause by installing recycling stations in 44 stores to encourage conscious disposal. The recycling stations can receive cardboard, plastic, glass, electronics, paper, metal, and cooking oil for proper disposal. Some of them offer rewards such as courses, items from the basket of food staples or discounts on energy bills.


DEPOSITE
EMBALAGEM.
Energia em Dia
Reciclar é pensar no futuro.
E+ Reciclagem
equatorial

Assaí store Guajajaras (MA)

RETURN MACHINE

Having increasingly efficient operations is one of the pillars of our business strategy. One of the ways to achieve this is through reverse logistics of customer waste.

In 2024, we developed a new project that uses automated machines for disposal and generate credits and benefits for the people who use them.

The machine, known as ***Retorna Machine*** (Return Machine), is very similar to the recycling stations we already have in our stores, but with a big difference: it automatically recognizes the type of waste being discarded. It is also connected to the app by TRICICLO, a company in the Ambipar group, which is our partner in this development.

Customers download the app and, every time they dispose of waste, they earn a certain amount of Tricoins, the virtual currency used in the program. Through the app customers can check their balance and exchange it for various benefits, such as a discount on their energy bill, top-up on their public transportation smart card and cell phone, and credit added to iFood.

This new initiative reinforces our commitment to environmental responsibility and encourages conscious consumption among our customers.


E+
Reciclagem
In-store recycling station


Reciclus
Used light bulb recycling bin


Battery recycling bin

Non-hazardous waste generated (metric tons)
GRI 306-3

2022 **146,074**

2023 **174,546**

2024 **195,972**

Customer waste for recycling
GRI 306-4

2022 **445 metric tons**

2023 **711 metric tons**

2024 **492 metric tons**

Batteries collected from recycling stations

2022 **18 metric tons**

2023 **26 metric tons**

2024 **28 metric tons**

Light bulbs collected from recycling stations

2022 **13 metric tons**

2023 **23 metric tons**

2024 **30 metric tons**

All of our stores provide battery recycling bins, and ***90%*** *of them have light bulb recycling bins, which are part of the* Recicle com o Assaí *(Recycle with Assaí) campaign to encourage the recycling of these materials. Annual collection grew by* ***17.9%*** *in 2024.*

Organic waste

SASB FB-FR-150a.1

To avoid sending organic waste to landfills, one of the initiatives in which Assaí has invested in recent years is composting, which is the natural process of recycling organic waste, such as food scraps.

Most of this type of waste produced by Assaí comes from breakage of fruits and vegetables and product damage during handling, storage or display, preventing them from being exchanged or returned.

In 2024, 73 stores sent 3,600.51 metric tons of waste for composting, an increase of 48.8% compared to 2023.

In the regions where the chain operates, we work with partners who produce fertilizers and feed for the animal industry using leftover flour and meals from our stores.

WASTE FOR COMPOSTING

GRI 306-4

2022
1,511 metric tons

2023
2,419 metric tons

2024
3,600 metric tons



Waste from operations

DESTINO CERTO DONATIONS

2022
1,711 metric tons

2023
2,332 metric tons

2024
1,975 metric tons



Destino Certo

DESTINO CERTO

Assaí has a program in place called *Destino Certo* (Right Destination), which was conceived to combat food waste by donating fruits and vegetables that do not have the commercial characteristics desired by customers, but which are in perfect condition for consumption.

The food received under the program is donated to organizations in 24 states and the Federal District. In 2024, the program received 1,975 metric tons of food from 284 Assaí stores across the country.

In addition to this significant social impact, *Destino Certo* prevents food from being dumped in landfills, avoiding a significant environmental impact.

SUSTAINABLE USE OF NATURAL RESOURCES AND WATER EFFICIENCY

GRI 303-1

Our environmental management also includes the protection of natural resources, particularly water and electric energy.

Our Conscious Consumption of Energy and Water campaign aims to save these inputs by raising awareness and changing the behavior of employees.

We seek to reduce the consumption of natural resources with tips and guidance on energy efficiency, water consumption in stores, and conscious use of equipment.

We work non-stop every day to achieve water efficiency, which includes leak detection, flow-control devices on faucets, and adjustments to close-coupled toilets and the water tank level in 148 stores.



Amazon Rainforest, iStock

Our journey to **the future**

Growing at the pace of sustainability, innovation, and positive impact for all people.



LUIZ GARRIDO,
Headquarters (SP)

In 2025, we will have a less significant expansion. Due to the impact of interest rates on debt, we have decided to postpone the opening of some of the stores planned for the year. This move is necessary to speed up the company's deleveraging process and guarantee the sustainability of the business.

Our plan is to open approximately 10 stores in the year, with an investment of between R$1 billion and R$1.2 billion. And we have been well on track in terms of leverage since 2022, with a steady annual reduction in the net debt-to-EBITDA ratio, which should reach 2.6x in 2025.

We are going to offer services in more stores and continue to open shop galleries. Investments in the customer service ecosystem will allow us to reduce the response time to requests and to interact more with those who contact us via social media.

The *Meu Assaí* app will continue to evolve to make our customers' shopping experience even better with each new feature or service offered.

Our knowledge of and proximity to such diverse audiences in a country as big as Brazil is an asset, which is why we will be stepping up our regionalized campaigns and sales activities with regional suppliers in 2025.

In the area of governance, we are continuing our work to disseminate the Code of Ethics and Conduct and we are going to apply for the Pro-Ethics Seal from the Comptroller General of Brazil (CGU), which drives integrity in companies by publicly recognizing companies that have measures in place to prevent acts of corruption and fraud.



Assaí store in Vila Maria (SP)

The *Nossa Gente* (Our People) app will grow as a channel for connecting with and promoting the Assaí culture, and with new services to improve the employee journey. In terms of diversity, we will continue to promote actions within the new pillar of migrants and refugees.

The work on our Sustainability Strategy will be strengthened, aiming for good results in the future.

Environmental targets will advance as projects to reduce waste and CO2 emissions continue and mature, and as sustainable supply chains are strengthened. And with initiatives for energy efficiency and water consumption, as well as awareness campaigns.

And 2025 will also be the year we complete the Assaí Institute's goals for 2023-2025 on all three fronts. The projects of the 1st Sports and Citizenship Call for Proposals will come to an end, and Academia Assaí will have a new technological platform for online courses on the Entrepreneurship front.

We are all about service, offering low prices and a great shopping experience, and we know that our work is even more important in times when people need to buy more at lower prices. Even in the face of so many challenges and an uncertain economic scenario, we will continue with our purpose of **making prosperity a reality for everyone.**

Attachments


ASSAÍ
ATACADISTA

Material topic: Responsible supply chain

GRI 407-1 Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk

We have identified risks related to the right to freedom of association and collective bargaining in certain operations and supply chains. These risks are found in two types of operations, involving factories and production in the fields, and were detected in seven countries: Argentina, Brazil (especially in the fruit & vegetables and textiles chains), China, Indonesia, Peru, Türkiye, and Vietnam.

To mitigate potential negative impacts and ensure that our suppliers are in line with corporate guidelines, we have a strict assessment and auditing policy in place. We only do business with suppliers deemed eligible. The audits allow us to identify any irregularities which, if found, prevent the supplier from being registered in the company's system, making it impossible to do business with them until such irregularities have been resolved.

We understand that some production chains pose a greater risk in relation to inadequate working conditions and, therefore, we monitor fruit & vegetables, textiles, and certain imported products to ensure compliance with labor and human rights standards. The methodology for determining which countries are most vulnerable to slave-like labor follows the guidelines of the Casino group, based on multiple criteria. Based on this methodology, a list is created containing low-risk countries—with which direct negotiations are allowed—and high-risk countries that require on-site audits prior to establishing commercial partnerships.

We also have a Supplier Charter of Ethics, which is included in all commercial agreements and sets out the rights of workers and the responsibilities of our partners. We also offer the Ethics Channel, which is accessible to employees, suppliers, service providers, customers, social institutions, partners, and environmental and human rights defenders. Any violation of the company's policies, the Code of Ethics, or the Supplier Charter of Ethics can be reported by e-mail to canaldeetica@assai.com.br. All reports are investigated with confidentiality, ensuring the anonymity of whistleblowers and reinforcing our commitment to integrity, respect for labor rights, and transparency in business relations.

Own indicator: Percentage of meatpackers directly supplying beef that have their own geomonitoring system and active traceability

	2022	2023	2024
Percentage of direct suppliers of beef that have their own geomonitoring system and active traceability (suppliers and meatpackers)	100%	100%	100%

Own indicator: National meatpackers and processors with non-conformities

	2022	2023	2024
National meatpackers and processors with non-conformities and that have been blocked	30	30	30
Number of beef suppliers that have been blocked and remain blocked	25	25	25
Number of meatpackers and beef processors with non-conformities who submitted action plans and resumed supply to Assaí	5	5	5

Note: This indicator refers to the total for 2017 up to December 31, 2024.

Own indicator: Percentage of beef with traceability

	2022	2023	2024
Percentage of beef with traceability (meatpackers)	100%	100%	100%

SASB FB-FR-430a.2 Percentage of revenue from (1) eggs that originated from a cage-free environment and (2) pork produced without the use of gestation crates

Own indicator: Percentage of revenue from the sale of cage-free, free-range, and organic eggs supplied by national brands

	2022	2023	2024
Percentage of revenue from the sale of cage-free, free-range, and organic eggs supplied by national brands, in relation to the total volume of eggs	4.4%	6.2%	7.3%

Own indicator: Number and percentage of stores offering eggs certified for animal welfare

Number and percentage of stores offering eggs certified for animal welfare	2022	2023	2024
Number of stores offering eggs certified for animal welfare	215	284	302
Percentage of stores offering eggs certified for animal welfare	82.1%	98.6%	100%

Material topic: Waste management

GRI 306-3 Waste generated

Waste generated by composition (metric tons)	2022	2023	2024
Discards	85,165	98,477	111,368
Recyclables	57,164	70,017	77,022
Composting	1,511	2,419	3,601
Donation of fruit and vegetables	1,771	2,332	1,975
Meals and flours	421	1,089	1,094
Pet food	42	110	176
Suet and bones	0	101	736
Total	146,074	174,546	195,972

Own indicator: Total volume of customer waste destined for recycling - reverse logistics

Total volume of customer waste destined for recycling, by type (metric tons)	2022	2023	2024
Batteries	18	26	28
E-waste	9	11	8
Energy-efficient light bulbs	13	23	30
Plastic materials	48	89	59
Paper/Cardboard	255	401	234
Scrap metal	21	27	13
Aluminum	0	4	4
Glass	62	88	58
Other customer waste	19	42	58
Total	445	711	492

GRI 306-4 Waste diverted from disposal
GRI 306-5 Waste directed to disposal

Waste recovered and waste directed to disposal (metric tons)	2022			2023			2024		
	Onsite	Offsite	Total	Onsite	Offsite	Total	Onsite	Offsite	Total
Hazardous waste	0	40	40	0	61	61	0	66	66
Recycling (batteries, light bulbs, and electronic waste) (reverse logistics)	0	40	40	0	61	61	0	66	66
Non-hazardous waste	231,239	405	231,643	273,023	651	273,674	307,340	426	307,766
Preparation for reuse (meals and flours / animal feed / pet food)	463	n/a	463	1,300	n/a	1,300	2,006	n/a	2,006
Recycling (cardboard and plastic)	57,164	405	57,568	70,017	651	70,668	77,022	426	77,448
Donation of fruits and vegetables	1,771	n/a	1,771	2,332	n/a	2,332	1,975	n/a	1,975
Composting	1,511	n/a	1,511	2,419	n/a	2,419	3,601	n/a	3,601
Waste directed to disposal (metric tons)									
Resíduos não perigosos	85,165	n/a	85,165	98,477	n/a	98,477	111,368	n/a	111,368
Confinamento em aterro sanitário	85,165	n/a	85,165	98,477	n/a	98,477	111,368	n/a	111,368

SASB CG-MR-410a.3 Discussion of strategies to reduce the environmental impact of packaging
SASB FB-FR-430a.4 Discussion of strategies to reduce the environmental impact of packaging

We started the process in 2021 and in the following years, 2022 and 2023, we continued to assess the environmental impact generated by our Private Label packaging after consumption. The idea is to develop strategies based on the results obtained, with a view to improving the efficiency of these products. Our medium-term goal is to ensure that all private label packaging is recyclable, compostable, or reusable.

We conducted a detailed analysis of the volume of packaging generated, taking into account components such as bottles, lids, and labels. We also assessed performance along the recycling chain, involving cooperatives, recyclers, and the packaging industry, taking into account the regulations pertaining to the subject.

We identified the percentage of products with high, medium or low efficiency in the post-consumer recycling chain and highlighted opportunities to replace components with others with more recyclable materials, optimize the use of raw materials, reduce plastic consumption, and increase the use of materials with high biodegradation potential. We also looked into the possibility of adopting new business models, such as bulk sales.

Based on these analyses, in 2024 we initiated an action plan with the areas involved to move forward in implementing the strategies identified. This plan includes initiatives to phase out non-recyclable packaging, expand the use of sustainable materials and develop innovative solutions to minimize environmental impacts.

The study on the recyclability of Assaí's Private Label packaging revealed that 83% of the volume of this packaging is fully or partially recyclable. Based on these results, we have identified the feasibility of eliminating non-recyclable packaging in the near future.

Material topic: Climate change

GRI 302-1 Energy consumption within the organization
SASB CG-MR-130a.1 (1) Total energy consumed, (2) percentage grid electricity, (3) percentage renewable
SASB FB-FR-130a.1 (1) (1) Operational energy consumed, (2) percentage grid electricity and (3) percentage renewable

	2022	2023	2024
Total energy consumption (GJ)	2,747,307.94	3,626,747.72	4,106,401.43
Electricity acquired (GJ)	2,545,288.06	3,378,395.32	3,855,767.47
Self-generated electricity (GJ)	202,019.88	248,352.40	250,633.96
Renewable energy consumption (GJ)	139,369.28	857,962.04	2,373,863.91
Non-renewable energy consumption (GJ)	202,019.88	248,352.40	250,633.96
Energy intensity (GJ/ production unit)	10,446.04	12,592.87	13,597.36

Energy consumption within the organization (GJ)	2022	2023	2024
Non-renewable sources			
Gasoline	28.24	0	0
Diesel fuel	105,896.29	149,386.15	142,171.30
Butane, propane, and liquefied petroleum gas (LPG)	92,975.12	95,744.18	104,026.98
Natural gas, such as compressed natural gas (CNG) and liquefied natural gas (LNG)	3,120.23	3,222.07	4,435.68
Subtotal	**202,019.88**	**248,352.40**	**250,633.96**
Renewable sources			
Biomass	2.48	27.10	35.13
Energy from hydroelectric sources	0	613,422.00	2,009,812.43
Solar energy	16,966.80	18,224.14	16,911.55
Wind power	122,400.00	226,288.80	347,104.80
Subtotal	**139,369.28**	**857,962.04**	**2,373,863.91**
Electricity consumption	2,545,288.06	3,378,395.32	3,855,767.47
Total energy consumption (GJ)	**2,747,307.94**	**3,626,747.72**	**4,106,401.43**
Percentage grid electricity	94.5%	74.6%	38.8%
Percentage renewable	5.5%	25.4%	61.2%

Note 1: Renewable energy consumption refers only to certified renewable energy (IREC) or with a guarantee of origin.

Note 2: For energy conversion, we used the conversion factor 1 megawatt-hour equals 3.6 gigajoules. For the conversion of other energy sources, we used the conversion factor as set out by the Energy Research Company (EPE): Diesel - 0.0355, LPG - 0.255, CNG - 0.01884, Gasoline - 0.03224.

Note 3: The indicator includes all Assaí units (stores, DCs, head office), from January to December of each year, using the same assumptions as the GHG Inventory.

Note 4: In 2024, we revised the calculation methodology and excluded lubricant consumption from the indicator, which led to a revision of the data for 2022 and 2023. GRI 2-4

GRI 302-2 Energy consumption outside of the organization

	2022	2023	2024
Total energy consumption outside of the organization (GJ)	4,890,937.62	4,990,977.02	5,690,658.40

GRI 302-3 Energy intensity

	2022	2023	2024
Energy intensity (GJ/sqm)	2.21	2.49	2.69

Note: Energy intensity is calculated using the total energy consumed within the organization divided by the sales area in square meters.

SASB FB-FR-110a.1 Fleet fuel consumed, percentage renewable

Fleet fuel consumed	2022	2023	2024
Total fuel consumed by fleet vehicles (GJ)	30.7	27.1	35.1
Total renewable fuel consumed by fleet vehicles (GJ)	2.5	27.1	35.1
Total renewable fuel consumed by fleet vehicles (%)	8%	100%	100%

GRI 303-1 Interactions with water as a shared resource

The water used by the company to operate the units is obtained from water utilities and artesian wells. After use, the water is discharged into the water utilities' sewage systems. In some of the stores, the water is treated in Wastewater Treatment Plants (WWTPs) before being discharged into the public sewage system.

Due to the nature of our business, water-related impacts are not significant, since it is only used for human consumption, food preparation, and general cleaning. However, we recognize the importance of responsible water management, especially in regions at greater risk of water scarcity.

To strengthen our commitment to the sustainable use of water, we have strategic initiatives in place to reduce consumption and improve water efficiency. Water consumption in our stores is monitored on a regular basis. Whenever we identify peaks in consumption, alerts are triggered and instructions are given to the units on how to correct possible leaks, both small and significant. We map the stores located in regions at risk of water scarcity in order to take preventive and mitigating actions.

We hire specialized companies to implement water-saving solutions, ensuring a more sustainable operation. Although the water-related impacts are not significant, we take an active role in raising awareness about the responsible use of this resource. In addition to internal initiatives, we communicate with various audiences externally, reinforcing the importance of water conservation throughout the value chain.

GRI 303-5 Water consumption

Water consumption (megaliters)	2022	2023	2024
Total water consumption	926.64	1,875.06	3,476,769.16
Total water consumption in areas with water stress	81.22	94.42	604,082.00
Consumption in areas with extremely high risk of water stress	22.75	10.26	46,327.00
Consumption in areas with high risk of water stress	58.47	84.63	557,755.00

Note: The increase in water consumption from 2023 to 2024 was due to the fact that this year we started monitoring and reporting water consumption at all stores, at the Cajamar DC, and at the head office, compared to 180 stores in previous years. In 2024, water consumption at 35 stores was estimated based on the size of the operation.

GRI 305-1 Direct (Scope 1) GHG emissions
GRI 305-2 Energy indirect (Scope 2) GHG emissions from acquired electricity
GRI 305-3 Other indirect (Scope 3) GHG emissions
GRI 305-4 GHG emissions intensity

Greenhouse gas (GHG) emissions (tCO_2e)	2022	2023	2024
Direct emissions (Scope 1)	85,336.99	75,896.44	75,937.33
Indirect emissions (Scope 2) - location-based	29,651.25	36,226.71	58,113.76
Indirect emissions (Scope 2) - market-based	28,203.00	26,008.40	15,372.01
Other indirect emissions (Scope 3)	399,141.81	450,729.57	598,163.16
GHG emissions intensity (tCO_2e /R$ billion)	0.0000019	0.0000014	0.0000011
Biogenic emissions (Scope 1)	714.74	1,187.87	1,325.63
Biogenic emissions (Scope 3)	32,247.14	53,520.92	66,799.31

Note 1: Non-Kyoto greenhouse gas emissions are reported separately. In 2023, our emission of these gases totaled 28,984.99 metric tons, while in 2024 they totaled 25,262.808 tCO_2e metric tons. Data from the Greenhouse Gas Inventory will be audited by another independent auditor and may be subject to changes subsequent to the publication of this report.

Note 2: Emissions intensity refers to Scopes 1 and 2 divided by gross revenue in R$ billion.

SASB FB-FR-110b.1 Gross global Scope 1 emissions from refrigerants
SASB FB-FR-110b.2 Percentage of refrigerants consumed with zero ozone-depleting potential

Air Emissions from Refrigeration	2022	2023	2024
Gross global Scope 1 emissions from refrigerants (tCO_2e)	86,052.29	77,015.92	77,262.73
Percentage of refrigerants consumed with zero ozone-depleting potential	56%	61%	66%

Material topic: Fighting hunger and food waste

SASB FB-FR-250a.1 High-risk food safety violation rate

SASB FB-FR-250a.2 (1) Number of recalls, (2) number of units recalled, (3) percentage of units recalled that are private-label products

In 2024, in line with the good results of 2023, the rate of high-risk food safety violations was zero. We had no products recalled or units withdrawn.

High-risk food safety violation	2022	2023	2024
High-risk food safety violation rate (%)	0%	0%	0%
Number of recalls	0	0	0
Number of units withdrawn	0	0	0
Percentage of units recalled that are private-label products	0%	0%	0%

Material topic: Development of people

GRI 401-1 New employee hires and employee turnover

Total number and rate of new employee hires	2023		2024	
	Employees hired	Rate of new hires[1]	Employees hired	Rate of new hires[1]
Gender				
Women	16,081	40.9%	21,667	50.1%
Men	17,884	43.6%	23,147	52.7%
Total	**33,965**	**42.3%**	**44,814**	**51.4%**
Age group				
Under 30	19,422	57.6%	25,323	70.6%
From 30 to 50	12,672	31.1%	16,441	38.2%
Over 50	1,871	28.2%	3,050	36.6%
Total	**33,965**	**42.3%**	**44,814**	**51.4%**
Region				
North	1,612	33.4%	3,306	55.5%
Northeast	6,922	31.5%	6,600	29.4%
Midwest	4,394	59.1%	6,058	76.7%
Southeast	19,250	44.0%	26,827	55.3%
South	1,787	74.8%	2,023	84.7%
Total	**33,965**	**42.3%**	**44,814**	**51.4%**

Note: Rate of new hires = total number of new hires divided by the average headcount for the year. The indicator began to be reported in this format in 2023, so there is no data for 2022.

GRI 401-1 New employee hires and employee turnover (cont.)

Total number and rate of employee turnover	2023		2024	
	Employee turnover	Turnover rate[1]	Employee turnover	Turnover rate[1]
Gender				
Women	9,546	28.1%	14,035	38.4%
Men	11,355	30.5%	17,335	43.4%
Total	**20,901**	**29.4%**	**31,370**	**41.0%**
Age group				
Under 30	10,717	37.2%	16,545	53.4%
From 30 to 50	9,236	25.0%	13,125	33.8%
Over 50	948	17.5%	1,700	25.4%
Total	**20,901**	**29.4%**	**31,370**	**41.0%**
Region				
North	1,187	26.4%	1,718	34.2%
Northeast	3,204	17.2%	4,649	23.2%
Midwest	3,422	52.4%	4,906	70.5%
Southeast	11,758	29.9%	18,278	43.2%
South	1,330	60.7%	1,819	81.8%
Total	**20,901**	**29.4%**	**31,370**	**41.0%**

Note: Turnover rate = total number of dismissals divided by the average headcount for the year. The indicator began to be reported in this format in 2023, so there is no data for 2022.

Material topic: Well-being, health, and safety

GRI 403-10 Work-related ill health

We have a structured management approach to prevent and control occupational diseases, ensuring the health and well-being of Our People. During the reporting period, there were no fatalities due to occupational diseases. The number of cases of recordable work-related diseases is not available, but the main types of work-related ill health are in the International Classification of Diseases (ICD) category M, which includes disorders of the musculoskeletal system and connective tissue.

We do not directly manage workers who are not employees, but whose workplace is controlled by the organization. However, all the activities carried out by company employees are rigorously assessed for work-related risks via the Risk Management Program, as established by Regulatory Standard 7 (NR7). This process identifies the risks associated with the activities and assesses possible exposure to factors that could result in work-related ill health. All employees are included in this program.

All the programs led by Assaí's Occupational Health and Safety department strictly comply with current legislation, based on the Regulatory Standards established by the relevant government bodies. The compilation of data and the implementation of work-related health initiatives are based on these standards, ensuring legal compliance and the adoption of best practices in the sector.

Material topic: Diversity, inclusion, and combating discrimination

GRI 2-7 Employees

Number of employees, by gender	2022			2023			2024		
	Women	Men	Total	Women	Men	Total	Women	Men	Total
Total number of employees	**37,226**	**39,010**	**76,236**	**39,360**	**40,990**	**80,350**	**43,287**	**43,914**	**87,201**
Number of permanent employees	35,655	38,151	73,806	37,427	39,911	77,338	41,163	42,759	83,922
Number of temporary employees	1,571	859	2,430	1,933	1,079	3,012	2,124	1,155	3,279
Number of full-time employees	35,702	38,169	73,871	37,278	39,555	76,833	41,153	42,749	83,902
Number of part-time employees	1,524	841	2,365	2,082	1,435	3,517	2,134	1,165	3,299

Note: The indicator includes all active employees and employees on leave, except board members, at the end of December each year. We don't have employees non-guaranteed hours employees and we don't have data breakdown by other genders.

Number of employees, by region	2023						2024					
	North	Northeast	Midwest	Southeast	South	Total	North	Northeast	Midwest	Southeast	South	Total
Total number of employees	**4,831**	**21,986**	**7,441**	**43,702**	**2,390**	**80,350**	**5,962**	**22,445**	**7,896**	**48,509**	**2.389**	**87.201**
Number of permanent female employees	2,107	9,516	3,819	20,847	1,138	37,427	2,693	9,849	4,134	23,403	1,084	41,163
Number of permanent male employees	2,514	11,548	3,350	21,290	1,209	39,911	3,059	11,626	3,517	23,321	1,236	42,759
Number of temporary female employees	117	607	173	1,013	23	1,933	125	622	148	1,192	37	2,124
Number of temporary male employees	93	315	99	552	20	1,079	85	348	97	593	32	1,155
Number of full-time female employees	2,106	9,514	3,819	20,741	1,138	37,318	2,693	9,844	4,133	23,400	1,083	41,153
Number of full-time male employees	2,514	11,547	3,349	20,936	1,209	39,555	3,058	11,625	3,515	23,315	1,236	42,749
Number of part-time female employees	118	609	173	1,119	23	2,042	125	627	149	1,195	38	2,134
Number of part-time male employees	93	316	100	906	20	1,435	86	349	99	599	32	1,165

NNote: The indicator includes all active employees and employees on leave, except board members, at the end of December each year. We do not have non-guaranteed hours employees. The indicator began to be reported in this format in 2023, so there is o data for 2022.

Own indicator: Percentage of women in IT/Engineering

Women in IT	2023	2024
Total number of employees in IT	231	257
Total number of women in IT	71	77
Percentage of women in IT	30.7%	30.0%

Note: the indicator began to be reported in this format in 2023, so there is no data for 2022.

GRI 2-8 Workers who are not employees

Assaí Institute's employees are hired only on a permanent, full-time basis, ensuring the stability and continuity of the organization's activities. The Board of Directors, on the other hand, has a different operating model, suited to its strategic responsibilities and advisory roles. This report does not include data on outsourced workers or freelancers. The information provided reflects the closing of data for December of each year.

Total number of workers who are not employees	2022			2023			2024		
	Women	Men	Total	Women	Men	Total	Women	Men	Total
Members of the Board of Directors	1	8	9	2	7	9	2	7	9
Assaí Institute	0	0	0	7	4	11	5	4	9

Note 1: There may be significant fluctuations over time for each category, according to the annual election of the members of the Board of Directors.
Note 2: The Institute was created on March 10, 2022; however, until the beginning of 2023, its staff was registered as employees of Assaí Atacadista.

GRI 202-1 Ratios of standard entry level wage by gender compared to local minimum wage
SASB CG-MR-310a.1. (1) Average hourly wage and (2) percentage of in-store and distribution center employees earning minimum wage, by region
SASB FB-FR-310a.1 (1) Average hourly wage and (2) percentage of in-store and distribution center employees earning minimum wage, by region

We maintain the parity between the standard entry level wage and the local minimum wage, with no variations. Wages strictly follow the rules established in the Collective Bargaining Agreements of the regions in which we operate, ensuring compliance with local regulations. All of our business units are considered significant operating units for the purposes of this indicator. Wage increases are in line with the adjustments provided for in Brazilian legislation, ensuring that no employee receives less than the minimum wage. To this end, we closely monitor the wages paid, reinforcing our commitment to comply with labor laws and appreciation of Our People.

Ratio of the entry level wage compared to the minimum wage, by type of operation and gender	2023		2024	
	Women	Men	Women	Men
Stores	100.0%	100.0%	100.2%	100.2%
Distribution Centers			104.5%	104.5%

Note: all locations of operation are considered significant; thus, in 2024, we began to report this indicator by type of operation. The indicator began to be monitored and reported in 2023 and, therefore, there is no data for 2022.

Percentage of employees earning the minimum wage, by region and gender	2024	
Region	Women	Men
North	1.78%	1.93%
Northeast	0.29%	1.47%
Midwest	0.02%	0.49%
Southeast	0.21%	0.21%
South	0.02%	0.42%

Note: as this indicator only began to be reported in this format in 2024, there is no historical series.

Average wage and minimum wage in stores and Distribution Centers	2023	2024	
		Women	Men
Average hourly wage for in-store and distribution center employees	R$ 8.70	R$ 8.98	R$ 9.49
Total number of in-store and distribution center employees earning minimum wage	n/d	329	498
Total number of in-store and distribution center employees	n/d	36,663	38,993
Percentage of in-store and Distribution Center employees earning minimum wage	1.60%	0.90%	1.28%

Note: the indicator began to be monitored and reported in 2023 and, by gender, in 2024. Therefore, there is no data for 2022.

GRI 401-3 Parental leave

In 2024, all Assaí employees were entitled to parental leave. In the period, 1,484 women took maternity leave, lasting 120 days. In that same year, 1,516 women returned to work after maternity leave ended. The return to work rate for women is 102%, while the retention rate is 54%.

Parental leave	2022	2023	2024
Total number of women who were entitled to maternity leave	37,226	39,360	43,287
Total number of women who took maternity leave	1,396	1,543	1,484
Total number of women who returned to work after maternity leave ended	1,232	1,344	1,516
Total number of women who returned to work after maternity leave ended that were still employed 12 months after their return to work	n/d	n/d	725
Return to work rate	93%	94%	102%
Retention rate	62%	59%	54%

Note: Assaí does not monitor paternity leave as required by the standard. We are working on providing this information as of next year. The return rate is calculated by dividing the total number of employees who went on maternity leave and returned in the same year. The retention rate is calculated by dividing the total number of employees who remained employed 12 months after their return by the total number of employees who returned from leave in the year.

GRI 405-1 Diversity of governance bodies and employees

Percentage of employees by employee category and gender	2022			2023			2024		
	Women	Men	Total	Women	Men	Total	Women	Men	Total
Directors	25%	75%	100%	24%	76%	100%	24%	76%	100%
Managers	26%	74%	100%	25%	75%	100%	26%	74%	100%
Middle management	43%	57%	100%	40%	60%	100%	44%	56%	100%
Consultants/Specialists	40%	60%	100%	39%	61%	100%	41%	59%	100%
Administrative	48%	52%	100%	35%	65%	100%	47%	53%	100%
Operational	49%	51%	100%	50%	50%	100%	50%	50%	100%
Apprentices	64%	36%	100%	64%	36%	100%	65%	35%	100%
Total	**49%**	**51%**	**100%**	**49%**	**51%**	**100%**	**50%**	**50%**	**100%**

Percentage of employees by employee category and age group	2022				2023				2024			
	Under 30	From 30 to 50	Over 50	Total	Under 30	From 30 to 50	Over 50	Total	Under 30	From 30 to 50	Over 50	Total
Directors	0%	40%	60%	100%	0%	60%	40%	100%	0%	56%	44%	100%
Managers	2%	19%	79%	100%	1%	79%	20%	100%	1%	79%	20%	100%
Middle management	28%	5%	67%	100%	22%	73%	6%	100%	22%	71%	7%	100%
Consultants/Specialists	17%	10%	73%	100%	17%	73%	10%	100%	12%	77%	10%	100%
Administrative	50%	2%	48%	100%	38%	56%	6%	100%	46%	51%	2%	100%
Operational	49%	7%	44%	100%	43%	49%	8%	100%	41%	49%	10%	100%
Apprentices	100%	0%	0%	100%	100%	0%	0%	100%	100%	0%	0%	100%
Total	**48%**	**6%**	**45%**	**100%**	**43%**	**49%**	**8%**	**100%**	**41%**	**49%**	**10%**	**100%**

GRI 405-1 Diversity of governance bodies and employees (cont.)

Percentage of employees by employee category and race	2022						2023					2024					
	Asian	White	Indigenous	Black	Not disclosed	Total	Asian	White	Indigenous	Black	Total	Asian	White	Indigenous	Black	Not disclosed	Total
Directors	0.0%	82.5%	0.0%	12.5%	5.0%	100.0%	0.0%	88.1%	0.0%	11.9%	100.0%	0.0%	80.0%	0.0%	20.0%	0.0%	100.0%
Managers	1.1%	49.3%	0.0%	46.3%	3.3%	100.0%	1.2%	52.4%	0.0%	46.4%	100.0%	2.9%	48.7%	0.0%	48.3%	0.0%	100.0%
Middle management	1.9%	31.6%	0.3%	62.2%	4.0%	100.0%	1.8%	32.8%	0.3%	65.0%	100.0%	2.8%	30.0%	0.6%	66.6%	0.0%	100.0%
Consultants/Specialists	1.9%	45.2%	0.0%	45.3%	7.6%	100.0%	1.7%	49.3%	0.0%	49.1%	100.0%	2.3%	45.1%	0.3%	52.3%	0.0%	100.0%
Administrative	2.4%	39.8%	0.3%	50.5%	7.1%	100.0%	1.9%	37.7%	0.3%	60.1%	100.0%	2.2%	43.1%	0.4%	54.3%	0.0%	100.0%
Operational	1.7%	26.9%	0.5%	65.5%	5.4%	100.0%	1.6%	31.7%	0.4%	66.3%	100.0%	1.6%	29.4%	0.6%	68.4%	0.0%	100.0%
Apprentices	1.9%	29.0%	0.2%	61.7%	7.1%	100.0%	0.9%	35.7%	0.3%	63.1%	100.0%	1.1%	31.1%	0.4%	67.4%	0.0%	100.0%
Total	**1.7%**	**28.0%**	**0.4%**	**64.5%**	**5.4%**	**100.0%**	**1.6%**	**32.5%**	**0.4%**	**65.5%**	**100.0%**	**1.7%**	**30.1%**	**0.5%**	**67.7%**	**0.0%**	**100.0%**

Note: the black race category considers people who self-declare as black or brown, as defined by the Brazilian Institute of Geography and Statistics (IBGE).

Percentage of people with disabilities by employee category	2022	2023	2024
Directors	5.0%	4.8%	6.0%
Managers	1.3%	1.7%	1.2%
Middle management	0.9%	1.0%	1.2%
Consultants/Specialists	1.4%	1.5%	0.9%
Administrative	3.5%	1.5%	3.0%
Operational	6.1%	6.4%	6.0%
Apprentices	0.2%	0.1%	0.3%
Total	**5.4%**	**5.4%**	**5.3%**

GRI 405-2 Ratio of basic salary and remuneration of women to men

Ratio of basic salary and remuneration of women to men by employee category	2024	
	Basic salary	Remuneration
Directors	89%	102%
Middle management	94%	94%
Consultants/Specialists	93%	93%
Administrative	95%	97%
Operational	98%	98%
Total	**91%**	**98%**

Note: there is no information from previous years for the indicator due to the change in methodology for classifying the reported positions. GRI 2-4

SASB CG-MR-310a.3. Total amount of monetary losses as a result of legal proceedings associated with labor law violations

SASB CG-MR-330a.2. Total amount of monetary losses as a result of legal proceedings associated with employment discrimination

SASB FB-FR-310a.4 Total amount of monetary losses as a result of legal proceedings associated with: (1) labor law violations and (2) employment discrimination

Total amount of monetary losses (R$)	2022	2023	2024
Total amount of monetary losses	81,452,425	114,230,828	193,530,157
Total amount associated with labor law violations	81,452,425	114,230,828	193,530,157
Total amount associated with employment discrimination	0	0	0

Material topic: Responsibility to the customer

GRI 416-2 Incidents of non-compliance concerning the health and safety impacts of products and services

In 2024, there were 177 incidents of non-compliance with consumer laws at regulatory level. The most frequent incidents involve situations such as products unfit for consumption, expired products, and discrepancies in prices, among others. In order to mitigate these incidents, we have preventive programs in place to identify and control products that are close to expiration date and ensure they are properly monitored.

Some of the initiatives include employees continually checking the shelves, specific training such as *Assaí + Legal*, which instructs and guides teams on the proper procedures for dealing with this type of situation, as well as adherence to consumer guarantee programs, such as *De Olho na Validade* (Keeping an eye on the expiration date), which gives customers a product free of charge if they see an expired item on the shelves.

These initiatives reinforce our commitment to product quality and safety and ensure compliance with current legislation, providing a safer and more reliable shopping experience for consumers.

SASB CG-MR-230a.2. (1) Number of data breaches, (2) percentage that are personal data breaches, (3) number of customers affected

SASB FB-FR-230a.1 (1) Number of data breaches, (2) percentage involving personally identifiable information (PII), (3) number of customers affected

In 2024, there were no confirmed cases of personal data breaches. The responses are based on the fact that no reports were received by the Personal Data Protection and Information Security departments or through the Data Subject Service channels at dpo.assai@assai.com.br.

Data breaches identified during the reporting period	2022	2023	2024
Total confirmed cases of data breaches	0	0	0
Total confirmed cases of customer or business partner data breaches	0	0	0
Percentage of data breaches that were personal data breaches	0%	0%	0%
Number of customers affected by data breaches	0	0	0

SASB FB-FR-270a.1 Number of incidents of non-compliance with industry or regulatory labelling or marketing codes

SASB FB-FR-270a.2 Total amount of monetary losses as a result of legal proceedings associated with marketing or labelling practices

Non-compliance with industry or regulatory labelling or marketing codes	2024
Total number of incidents	1
Total amount of monetary losses as a result of legal proceedings (R$)	0

Note: the indicator began to be reported in this format in 2024 and, therefore, there is no historical series.

Material topic: Ethics and governance

GRI 2-18 Evaluation of the performance of the highest governance body

We have a formal and regular process in place for evaluating board members, the Chairman of the Board, and the Board of Directors as a collective body, which takes place once a year. This process includes a self-evaluation of the Board's activities, helping to identify opportunities for improvement. In 2024, this evaluation was conducted by an external consultancy specializing in corporate governance. Every two years, an external consultancy is retained to make an independent evaluation of the Board. Considering that, in 2023, we adopted a dispersed ownership structure and that the Board of Directors was restructured in that same year, the independent evaluation process was conducted until December 2024, when the Board completed two years in office, as provided for in its Bylaws.

The Corporate Governance, Sustainability, and Appointment Committee (CGCSI) analyzed the sel-f-assessments of the board members and submitted to the Board of Directors the comments and suggestions for improvement pointed out by the members evaluated. Based on this information, the Board began a process of reviewing and implementing improvements. The independent evaluation process was completed in December 2024.

In addition, in September 2024, José Roberto Müssnich was approved by the Board of Directors as a new independent member, replacing Luiz Nelson Guedes de Carvalho, following a favorable recommendation from the CGCSI. José Roberto Müssnich has extensive experience in business management and consultancy in a number of national and international groups and companies. As a result of this new election, some of the company's advisory committees have been adjusted, with the aim of strengthening these bodies according to the competencies of the newly elected member.

GRI 2-27 Compliance with laws and regulations

During the reporting period, there were no significant instances of non-compliance with laws and regulations in the Legal, Tax, Regulatory, Corporate, and Civil areas. For the company, the following are considered significant: regulatory instances whose amount is equal to or greater than R$10 million and tax instances above R$30 million or with potential to cause a reputational or operational impact. We point out that notices of deficiency for payment of taxes are not considered non-compliance with laws or regulations.

GRI 205-2 Communication and training about anti-corruption policies and procedures

Over the last three years, all nine board members, located in the southeastern region of Brazil, have been communicated about the company's anti-corruption policies and procedures. In 2024, all of them received further training on this subject. Also in 2024, all employees were communicated about Assaí's anti-corruption policies and procedures, and 2.7% of them received training. In management and consultant/ specialist positions, this percentage rises to 80% and 40%, respectively. Regarding business partners, Assaí's policies, procedures, and Code of Ethics and Conduct can be found on our websites and can be accessed by any interested supplier. Anti-corruption measures are also included in specific clauses (Ethics and Anti-Corruption) in contracts.

Communication and training about anti-corruption policies and procedures to employees, by employee category	2024			
	Total number and percentage of employees communicated		Total number and percentage of employees trained	
Directors	50	100.0%	10	20.0%
Managers	515	100.0%	412	80.0%
Middle management	7,023	100.0%	1,003	14.3%
Consultants/Specialists	688	100.0%	272	39.5%
Administrative	1,904	100.0%	521	27.4%
Operational	73,740	100.0%	159	0.2%
Apprentices	3,281	100.0%	7	0.2%
Total	**87,201**	**100.0%**	**2,384**	**2.7%**

Note: as this indicator only began to be reported in this format in 2024, there is no historical series.

GRI 205-2 Communication and training about anti-corruption policies and procedures (cont.)

Communication and training about anti-corruption policies and procedures to employees, by region	2024			
	Total number and percentage of employees communicated		Total number and percentage of employees trained	
North	12,245	104.3%	89	0.8%
Northeast	21,972	101.6%	404	1.9%
Midwest	1,612	100.0%	132	8.2%
Southeast	49,899	100.0%	1,703	3.4%
South	2,332	100.0%	56	2.4%
Total	**87,201**	**100.0%**	**2,384**	**2.7%**

Note: as this indicator only began to be reported in this format in 2024, there is no historical series. The percentage of employees who have been communicated about anti-corruption policies and procedures is higher than 100% in some cases because there were more employees communicated than the total number of employees at the end of the period, which is the basis used for the calculation.

GRI 410-1 Security personnel trained in human rights policies or procedures

In 2024, training in human rights and their application to security was central to our initiatives. We sought to ensure that our security personnel were properly prepared to act in line with the highest ethical standards and respect for human rights. For this reason, we invested in a comprehensive training program with specialists.

As a result, 78% of third-party organizations providing security personnel have received formal training in our company's specific human rights policies and procedures. In 2024, 61 people from 52 companies took part in the training. Training also applies to third-party organizations that provide personnel in the areas of cleaning, security, reception, and parking.

Current and new service providers are subjected to Assaí's ethics, social diversity, and inclusion workshops, in line with the objectives of sharing our values regarding diversity, inclusion, and human rights; ensuring alignment on brand positioning, our processes and operating model; and providing guidance on what is expected of partner companies and their employees in their daily activities in our stores, distribution centers, and offices.

Other indicators

SASB CG-MR-000.A Number of (1) retail locations and (2) distribution centers
SASB FB-FR-000.A Number of (1) retail locations and (2) distribution centers
SASB CG-MR-000.B Total area of (1) retail space and (2) distribution centers (sqm)
SASB FB-FR-000.B Total area of (1) retail space and (2) distribution centers

In 2024, Assaí increased its number of stores by 5%—from 288 to 302. The total number of distribution centers (DCs) also grew—from 11 to 12—thus increasing the total area of stores and DCs. The scope covered all stores and DCs in operation on December 31, 2024.

Total number of retail locations and distribution centers	2022	2023	2024
Assaí Stores	263	288	302
Assaí Distribution Centers	12	11	12

Total area of retail space and distribution centers (sqm)	2022	2023	2024
Sales area in stores	1,306,593	1,455,641	1,528,814
Storage area in Distribution Centers	257,675.20	253,609.12	296,639.94

SASB FB-FR-000.C Number of vehicles in commercial fleet
SASB FB-FR-000.D Tons-kilometers traveled

Fleet and kilometers traveled	2022	2023	2024
Number of vehicles in commercial fleet	1	1	1
Number of kilometers traveled	n/d	n/d	n/d

TCFD Attachment

TCFD RECOMMENDATION	DISCLOSURE	CDP REFERENCE
	GOVERNANCE	
Disclose the organization's governance around climate-related risks and opportunities.		
a) Describe the board's oversight of climate-related risks and opportunities.	In 2021, after the spin-off from GPA, we created our own Corporate Governance, Sustainability, and Appointment Committee. This group advises the Board of Directors on the adoption of best sustainability practices, discussing new social and environmental agendas, commitments, and policies. The group also monitors ESG indicators, including GHG emissions, and reviews high-impact practices and policies, according to the risk and materiality matrix. Assaí's sustainability strategy, which is fully monitored by the committee, covers the priority topics for the planning and strategic development of the business. In reviewing our materiality, the topics are evaluated and prioritized together with stakeholders, both in the annual risk analysis and in specific consultations. The most recent process was held in 2024, when we defined priorities for the 2025-2026 biennium. The consultation involved qualitative interviews and quantitative surveys with stakeholders (see materiality). In addition, through the three pillars of action associated with Risk Management, we define and monitor guidelines for mitigating social and environmental risks and direct and enhance the creation of positive value for our stakeholders. Risks, responsibilities, and action plans assessed in accordance with the methodology are submitted to the Governance and Sustainability Committee and the Audit Committee, and are approved by the Board of Directors on an annual basis. The committee is also responsible for monitoring compliance with the requirements of Brazilian laws and other market inspection bodies and for encouraging the company to move forward with the commitments, practices, and processes it has adopted, such as reducing GHG emissions and the agenda for mobilization and institutional positioning on the climate emergency. The committee holds pre-scheduled meetings every two months (an average of six meetings a year) aiming to scrutinize, recommend, and guide the long- and medium-term strategies and positions of the agendas previously diagnosed as being critical to climate change. Consequently, the committee encourages the improvement of the company's practices and processes related to reduction of GHG emissions, protection of biodiversity, and institutional positioning in the face of climate change, such as actions on refrigerants, energy, efficiency, wastage, packaging, food waste, and waste, among others. The responsibility of the areas involved in the process (mainly the Sustainability area) includes monitoring the progress of the impacts through targets and commitments established after the strategy is approved.	CDP C1.1b, C1.2, C1.2a C2.1b
b) Describe management's role in assessing and managing climate-related risks and opportunities.	The Board of Directors, the company's highest governance body, is required by its bylaws to approve the sustainability strategy, including climate-related issues. Through its advisory bodies, the Board of Directors monitors updates and recommendations to ensure that the climate agenda is analyzed from various points of view, such as impact on the chain, physical and transition risks (including financial risks, and regulatory and market outlooks), adherence to the company's culture, among others. The Board of Directors is responsible for steering the company towards medium- and long-term plans that are in line with the transformation based on the climate agenda. The Audit Committee advises the Board of Directors, monitoring the risks and the corresponding action plans using strategic KPIs directed at those responsible for each topic. The areas involved, mainly Operations and Sustainability, are responsible for monitoring the status of the action plans, with support from the Risk Management area, in accordance with the duties defined in the Risk Management Policy. The frequency varies according to risk management needs, and can be monthly, bimonthly, quarterly, biannually, or annually. The validation flow involves presenting the results to the CEO, the Audit Committee, and the Corporate Governance, Sustainability, and Appointment Committee. The action plans are developed based on analyses made by the Audit Committee and validated with the corresponding areas during risk mapping, in an integrated process which is validated and monitored by the Board of Directors. In addition, this committee assesses risks, KPI performance, alignment and effectiveness of actions with the company's policies, goals and commitments, and strategic financial planning. The Audit Committee and the Risk Management Area, together with the Corporate Governance, Sustainability, and Appointment Committee, discuss the impact that climate and social and environmental risks could have on the company's strategy. Together, they assess, monitor, and raise awareness among the Board of Directors. In 2020, the company set a GHG reduction target of 38% by 2030, considering Scopes 1 and 2 (base year 2015), and the annual goals related to the target became indicators linked to the variable pay of eligible positions as of 2021. We also participate in CDP Climate Change, a global initiative that manages the largest system for reporting climate management information. In 2024, we maintained our B rating, demonstrating our efforts to effectively manage carbon and climate change risks.	

TCFD RECOMMENDATION	DISCLOSURE	CDP REFERENCE
	STRATEGY	
Disclose the actual and potential impacts of climate-related risks and opportunities on the organization's businesses, strategy, and financial planning where such information is material.		
a) Describe the climate-related risks and opportunities the organization has identified over the short, medium, and long term.	Assaí's mapping of risks and opportunities follows the guidelines of COSO and ISO 31000:2018, comprising seven steps carried out annually. The company incorporates social and environmental risks into its strategic and financial planning, considering short-, medium-, and long-term timeframes. Time horizons in retail and wholesale are quite short, and even long time horizons are usually shorter compared to other sectors. The short-term horizon adopted by the company is up to 1 (one) year, while the medium-term horizon ranges from 1 (one) to 2 (two) years. Long-term horizons range from 2 (two) to 10 (ten) years. Below are examples of risks and opportunities and the measures adopted to mitigate such risks and explore opportunities for each of them. With regard to the climate agenda, in the short term, for example, we monitor strategic KPIs on a regular (monthly) basis, such as the absolute reduction of greenhouse gases in Scopes 1 and 2, whose annual target for 2024 was achieved, with a 10% reduction compared to the previous year (2024 vs. 2023). Another example is the 8.7% reduction in relation to base year 2015. Finally, we reiterate our commitment to using clean energy by increasing the consumption of certified renewable energy in our operations (above 70%) - which means a clear evolution in terms of Scope 2 emissions. Through annual targets, Assaí monitors the modernization of equipment to reduce greenhouse gases from refrigeration, the migration of the energy consumption mix to cleaner energy sources, the eco-efficiency of stores and distribution centers, and the proper management of waste. This mapping follows protocols and methodologies that are in line with international standards* and includes the frequent improvement of internal control mechanisms and of the actions to prevent and mitigate impacts. In the medium term, the accumulated results of the climate agenda are measured in terms of reducing emissions, increasing renewable energies in the energy consumption mix, modernizing equipment, eliminating critical refrigerants, and improving Scope 3 control, among others, in order to create the best actions to suit each scenario projected for the coming years. This monitoring also meets the long-term goal of reducing Scope 1 and 2 emissions by at least 38% by 2030, using 2015 as the base year. The study also points out critical transition risks: requirements to replace refrigerants with lower-emission technologies; suppliers' failure to efficiently engage with sustainability and climate criteria; non-compliance with climate-related financial disclosure and reporting requirements. In addition to physical and transition risks, we mapped out opportunities such as including the climate variable in the process of opening new stores; expanding the adoption of sustainable practices in buildings; engaging suppliers in mitigation initiatives and in using low-emission means of transportation. In this sense, some of the opportunities mapped have already been implemented, such as 98% of operations converted to the free energy market and the engagement of the supply chain around low-emission transport solutions, via the Log Award (an event that recognizes good practices by suppliers in low-emission logistics). ** GHG Protocol Brazil Program* *IPCC Guidelines for National Greenhouse Gas Inventories, 2,006* *International protocols such as Kyoto, Montreal, and Kigali*	CDP C2.1a, C2.3, C2.3a, C2.4, C.2.4a

TCFD RECOMMENDATION	DISCLOSURE	CDP REFERENCE
b) Describe the impact of climate-related risks and opportunities on the organization's businesses, strategy, and financial planning.	**Critical/acute physical risks: cyclones, hurricanes, and floods** **Chronic physical risks: sea level rise, change in weather patterns** **Context of the risks:** • High number of employees in the store • Assaí's major importance in supplying the local market • Store mostly supplied directly from the industry • High level of stock in stores **Consequence of the risks:** • Impossibility of replenishing the stores and consequently of supplying the community • Potential impediment to employees working in person • Increased exposure of the store to theft and looting **Opportunities:** • Continuous investment in renewable energies: extended droughts reduce energy production via hydroelectric plants, generating a substantial increase in electricity costs due to the use of thermal power plants. Our strategy, based on the purchase of renewable energy on the Free Energy Market, guarantees a competitive advantage over the purchase of energy on the captive market, since both prices and volumes negotiated with power plants and distributors are maintained, guaranteeing savings for the company. • Investment in eco-efficiency programs: the introduction of devices to efficiently manage environmental resources, such as water and energy, promotes economic (cost reduction) and environmental savings (reduced emissions and reduced consumption of scarce natural resources). Assaí has therefore invested in new technologies and campaigns to train and engage its teams, with a view to achieving efficiency gains in its operations. • Reducing the cost of disposing of waste in landfills through continuous investment in programs aimed at reducing waste generation and at efficient waste management. Actions generate environmental savings (reduction in GHG emissions) and financial savings (reduction in transportation and landfill disposal costs). • Investment in replacing refrigerants in an international phase-out process. Anticipating the prospecting of new technologies gives the company a competitive advantage, since costs tend to rise in the medium term, given that supply in the market is expected to decrease. This competitive advantage goes beyond cost savings, including the reduction in Scope 1 emissions. At Assaí, the main source of these emissions is refrigerants, which are in the process of being phased out, such as R22. In this sense, the company is moving ahead with its plan for adapting refrigerants, aiming to meet long-term public targets.	CDP C1.1b, C1.2, C1.2a, C4.3c
c) Describe the resilience of the organization's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.	In order to reinforce the scientific basis of our climate strategy, we hired a specialized consulting firm to update and tropicalize the studies previously conducted via Casino. We then mapped the physical and transition risks, as well as the opportunities associated with Assaí's operations up to 2050. The study classifies risks related to floods, fires, droughts, and heat waves, providing guidelines for developing plans that take into account potential impacts on critical supply chains, such as those for fruit and vegetables. The study assesses various physical climate risks that could impact operations, and has identified effects related to coastal and river flooding, heat (number of very hot days and combined heat index), duration of dry periods and heat waves, etc. at Assaí units, which are expected to become worse by 2050. Each unit* is classified according to its combined risk (low, moderate, high or extreme) and the study analyzes potential consequences for operations and proposes guidelines for developing a plan that takes into account the risks identified in two scenarios: 1-) SSP1-2.6 (Sustainable development): Projected temperature increase of 1.8°C by 2100; 2-) SSP3-7.0 (Current policies) Projected temperature increase of 3.6°C by 2100. Our current goal is to reduce GHG emissions by 38% by 2030 considering Scopes 1 and 2 (base year 2015). Related annual goals are indicators tied to the variable pay of leadership positions. Building a strategy for climate resilience involves developing an agenda to adapt to critical risks: - Floods: reinforce building structures; raise critical equipment above the maximum water line during floods; create an action plan to guarantee the equipment and training needed to increase resistance to damage. - Drought: optimize the use of water resources; invest in water reuse, recycling and alternative supply systems (e.g. artesian wells and licensed water tank trucks). - Heat waves: expand and improve air conditioning and refrigeration systems; have health and safety plans in place to mitigate the impact of hot days, such as absenteeism and loss of productivity; monitor the cost/availability of energy consumed due to higher demand. **New units are evaluated according to their location in relation to those that have already been mapped. However, the study is still in progress and includes Assaí's 302 stores*	CDP C3.2, C3.2a

TCFD RECOMMENDATION	DISCLOSURE	CDP REFERENCE
	RISK MANAGEMENT	
Disclose how the organization identifies, assesses, and manages climate-related risks.		
a) Describe the organization's processes for identifying and assessing climate-related risks.	Assaí's risk management guidelines and framework follow international practices and standards, with integrated and comprehensive action across all processes, seeking to ensure continuity of activities, creation of value for the entire chain, and dissemination of a risk management culture among employees. Risks are analyzed, assessed, and treated following the COSO methodologies and the ISO 31000:2018 standard, consisting of seven interdependent annual stages: • Establishing the context: understanding the business scenario and context, aligning short- and long-term strategic objectives. Annual cycle of executive alignments to map out references that will guide the subsequent stages. • Identifying risks: top-down approach through interviews with executives from all areas. Creation of a comprehensive list of risks, emerging risks, and opportunities, based on events that could either compromise or favor strategic objectives. • Analysis: detailed analysis of the risks identified, with important attributes for clarity, and qualitative and quantitative support. • Assessment: assessment of inherent and residual risks, considering potential impacts on the company's objectives. Use of qualitative and quantitative methods for the assessment. • Treatment: identification of existing control mechanisms to classify their effectiveness in terms of preventing and reducing exposure. Formalization of action plans for processes that need more effective controls or do not have effective mitigating factors. • Monitoring: systematic and ongoing activity to maintain the effectiveness of mitigation actions, avoiding impacts or reducing their occurrence. • Communication: frequent alignment ritual to disseminate the Risk Management culture. Development of communication plans adapted to target audiences. The assessment cycle is annual, based on self-assessment and interviews with the main executives. In addition, in 2021, Assaí updated the study of critical chains in order to identify a social and environmental risk matrix for the value chain, containing raw materials and risks (such as working conditions, animal welfare, deforestation, and biodiversity). See more information in the Our relationship with people section of the 2024 Annual and Sustainability Report. A further 28 critical social and environmental risk chains were mapped in the stages of cultivation, production, or processing of products sold in our stores. Following a prioritization process, 14 additional chains were included compared to those in the first study in 2018. Climate and biodiversity issues were also addressed, including the impacts of sustainable extraction and the risk of species extinction. In the end, 13 product chains/categories were prioritized: cocoa, coffee, sugarcane, beef, pork, broilers, milk, corn, eggs, palm oil, soybeans, and fish, which is subdivided into the categories of aquaculture, extractivism, and harvesting. To obtain this result, the revision involved an analysis of internal and external data (sources and public documents) from the primary chains, which made it possible to cross-reference the levels of social and environmental risks with the relevance of these products/categories in relation to the volume and origin of purchases of products associated with these chains, classifying them as being of low, medium, and high risk. In 2022, to strengthen the scientific basis of the climate strategy, the Casino Group, with the support of AXA Climate, conducted a study on the impacts of physical climate risks on Assaí's operations. The analysis included the effects of flooding, water shortage, and other factors in order to develop mitigation and adaptation actions. The study classified the risks of stores and distribution centers in the 2030 and 2050 horizons under the IPCC's RCP 4.5 and RCP 8.5 climate scenarios. The study assessed physical climate risks that could impact operations, such as coastal and river flooding, heat, duration of dry spells and heat waves, etc., which are expected to become worse by 2050. Each unit is classified according to the risks assessed, making it possible to evaluate potential consequences for operations and propose guidelines that take into account the risks identified. In 2024, we conducted the first risk mapping specifically aimed at Assaí's operations. Two scenarios were considered: A-) SSP1-2.6 (Sustainable development): projected temperature increase of 1.8°C by 2100 and B-) SSP3-7.0 (Current policies): projected temperature increase of 3.6°C by 2100, both considering physical and transition risks, and mapping of opportunities. The analysis showed that the climate threats that could pose significant risks to Assaí are floods, fires, and heat waves. In addition, some of the most relevant risk factors are damage to the structure and equipment in the buildings; damage to products stored and on display; explosion of combustible materials; increased electricity consumption, and loss of products sensitive to high temperatures. The process of updating the climate change adaptation plan is expected to be completed by the first quarter of 2025.	CDP C2.1, C2.1a, C2.1b, C2.2

TCFD RECOMMENDATION	DISCLOSURE	CDP REFERENCE
b) Describe the organization's processes for managing climate-related risks.	After prioritizing the risks, the company identifies the actions that can be taken to mitigate the effects or prevent their occurrence. These actions are listed by the risk area and discussed with the Corporate Governance, Sustainability and Appointment Committee and the Sustainability Department to decide, based on the information mapped in terms of costs and scope of the measures, which path should be taken. The process ensures that all risks are managed by executives who monitor exposure indicators and their corresponding action plans. As part of our commitment to managing climate risks, we have incorporated climate risk into our Risk Management Policy and implemented the Social and Environmental Beef Purchasing Policy.	
c) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organization's overall risk management.	MWe have a risk matrix to monitor the main risks to which Assaí is exposed in various areas. In 2024, 18 risks were monitored, 14 of which related to business and 4 focused on ESG, with high, medium, and low levels of criticality. The Risk Management area meets regularly with executives and the areas involved, reporting to the Board of Directors via the Audit Committee and the Corporate Governance and Sustainability Committee, with a special focus on ESG risks, including climate risks. We also map and prioritize product categories in our stores, associated with the production chains identified. The purpose is to establish a medium-term action plan for a proactive approach, concentrating efforts on three priority risks: working conditions, combating deforestation, and biodiversity. We identified 28 production chains based on the risks defined in 2017, considering factors such as representativeness in sales, the presence of Private Labels, and the percentage of raw materials in the final product. This study directs our actions and guidelines, involving diagnoses of the situations in each chain. We work with our internal teams and suppliers to raise awareness and adopt more responsible practices, ensuring that the products in our stores are produced with respect for the environment and human rights.	CDP C2.1, C2.1a, C2.1b, C2.2
METRICS AND TARGETS		
Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material		
a) Disclose the metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management process.	Assaí aims to reduce Scope 1 and 2 emissions by at least 38% by 2030, with an impact on the leadership's variable pay. In 2021, the company announced the goal of migrating all its stores to the Free Energy Market, targeting cleaner sources such as wind and solar power. In addition, we are implementing a plan to reduce emissions of refrigerants, which have a major environmental impact and pose risks to the sector. We also plan to expand the mapping of Scope 3 emissions to align our strategy with the methodology of the Science Based Targets initiative. Assaí reports its greenhouse gas inventory annually following the GHG Protocol methodology. The report is audited by a third-party organization accredited by INMETRO, earning Assaí the Gold Seal in the Public Registry of Emissions of the Brazilian GHG Protocol Program. The progress of Assaí's commitments and targets is reported periodically in our Annual Sustainability Reports.	CDP C4.2, C4.2a, C4.2b
b) Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks.	In 2024, the organization's greenhouse gas emissions were 91,309 tCO_2, of which 75,937 were direct emissions (Scope 1), 15,372 were indirect emissions from energy consumption (Scope 2). In 2024, other indirect emissions (scope 3) amounted to 598,163 tCO_2. For more information, see page 104 of the 2024 Annual and Sustainability Report.	CDP C6.1, C6.3, C6.5

TCFD RECOMMENDATION	DISCLOSURE	CDP REFERENCE
c) Describe the targets used by the organization to manage climate-related risks and opportunities and performance against targets.	The company aims to reduce at least 38% of Scope 1 and 2 emissions (base year 2015) by 2030. The target is linked to the variable pay of middle and senior management, which includes the CEO and directors, as well as consultants, coordinators and managers and directors of stores, Distribution Centers and headquarters. In 2024, we reduced emissions by 8.7% compared to the base year of 2015, representing substantial progress in our climate agenda, since the number of stores increased from 91 to 302 in the period. In this context, in addition to avoiding emissions from new operations, we are mitigating emissions compared to the baseline. In order to advance energy transition and have a cleaner energy consumption mix, in 2021 Assaí decided to migrate its stores to the Free Energy Market. Under this model, we can purchase energy from cleaner sources, such as wind, solar, biomass, and small hydroelectric plants. Unlike conventional supply by the National Interconnected System, the Free Energy Market allows for more flexible and personalized negotiations. In addition to financial savings, migration contributes to the climate agenda by enabling the acquisition of carbon certificates (I-RECs) that guarantee that the energy consumed is of sustainable origin. With this strategy, we are moving towards 100% use of renewable energies in our operations. Currently, 98% of our facilities have already migrated to the Free Energy Market and, in 2024, more than 61% of the total energy we consume was I-REC certified. This scenario brings both climatic and financial benefits, reducing our dependence on the captive market, which is increasingly impacted by droughts and by the activation of thermal power plants, which increase costs and emissions. To reduce emissions of refrigerants (Scope 1), we are putting in place a plan that takes into account the regulatory framework, the opening of new stores, and the technology transition roadmap, approved by the Corporate Governance and Sustainability Committee, which is linked to the Board of Directors. Also, with regard to Scope 1 emissions, we apply our policy for new stores, which operate with low-emission refrigerants such as CO_2 and propane. We are also progressively replacing gases, such as R22, in units opened before 2021, achieving a 20% reduction between 2021 and 2024. This strengthens Assaí's commitment to public emission reduction targets. It also anticipates the impacts of future regulations that will limit the availability of gases such as R22, which could increase the costs of this input. See more in the Our care for the environment section. The company also plans to expand its Scope 3 coverage to join the Science Based Targets initiative (SBTi), mapping and reporting emissions from the sale of products.	CDP C4.1, C4.1a, C4.1b, C4.2, C4.2a, C4.2b

GRI STANDARDS

Statement of use	Assaí Atacadista has reported in accordance with the GRI Standards for the period January 1, 2024 - December 31, 2024
GRI 1 used	GRI 1: Foundation 2021
Applicable sector standards	-

GRI STANDARD

GRI STANDARD / OTHER SOURCE	DISCLOSURE	LOCATION / RESPONSE	OMISSION			SUSTAINABLE DEVELOPMENT GOALS (SDG)
			REQUIREMENT(S) OMITTED	REASON	EXPLANATION	
GENERAL DISCLOSURES						
GRI 2: General Disclosures 2021	2-1 Organizational details	Pages 16, 34				-
	2-2 Entities included in the organization's sustainability reporting	Page 11. The joint venture Bellamar Empreendimento e Participações S.A. is not covered in this report.				-
	2-3 Reporting period, frequency and contact point	Pages 11, 151				-
	2-4 Restatements of information	Restatements of information throughout the report are identified with GRI content code 2-4, and can be found on pages 12, 77, 118 and 128.				-
	2-5 External assurance	Pages 11, 149, 150				-
	2-6 Activities, value chain and other business relationships	Pages 7, 16, 18, 19, 20, 83, 88				-
	2-7 Employees	Pages 56, 123				8.5, 10.3
	2-8 Workers who are not employees	Page 124				8.5
	2-9 Governance structure and composition	Pages 36, 37, 38, 39, 40, 41				5.5, 16.7
	2-10 Nomination and selection of the highest governance body	Pages 37, 41, 42				5.5, 16.7
	2-11 Chair of the highest governance body	Page 37				16.6
	2-12 Role of the highest governance body in overseeing the management of impacts	Pages 13, 36, 37, 50				16.7
	2-13 Delegation of responsibility for managing impacts	Pages 36, 38, 50				-
	2-14 Role of the highest governance body in sustainability reporting	Pages 11, 13				-

GRI STANDARD / OTHER SOURCE	DISCLOSURE	LOCATION / RESPONSE	OMISSION			SUSTAINABLE DEVELOPMENT GOALS (SDG)
			REQUIREMENT(S) OMITTED	REASON	EXPLANATION	
GENERAL DISCLOSURES (cont.)						
GRI 2: General Disclosures 2021	**2-15** Conflicts of Interest	Pages 37, 42				16.6
	2-16 Communication of critical concerns	Pages 46, 50				-
	2-17 Collective knowledge of the highest governance body	Page 38				-
	2-18 Evaluation of the performance of the highest governance body	Pages 38, 130				-
	2-19 Remuneration policies	Pages 42, 43				-
	2-20 Process to determine remuneration	Page 42				-
	2-21 Annual total compensation ratio	-	2-21.b	Confidentiality restrictions	The requirement exposes confidential information and is therefore not reported.	-
	2-22 Statement on sustainable development strategy	Pages 4, 5				-
	2-23 Policy commitments	Pages 42, 44, 46, 47				16.3
	2-24 Embedding policy commitments	Pages 26, 36, 42, 44				-
	2-25 Processes to remediate negative impacts	Pages 22, 89, 103, 104, 108				-
	2-26 Mechanisms for seeking advice and raising concerns	Page 46				16.3
	2-27 Compliance with laws and regulations	Page 130				-
	2-28 Membership associations	Page 44				-
	2-29 Approach to stakeholder engagement	Pages 13, 35, 42				-
	2-30 Collective bargaining agreements	100% of Assaí employees are covered by collective bargaining agreements.				8.8
MATERIAL TOPICS						
GRI 3: Material Topics 2021	**3-1** Process to determine material topics	Page 13				-
	3-2 List of material topics	Pages 13, 14				-

GRI STANDARD / OTHER SOURCE	DISCLOSURE	LOCATION / RESPONSE	OMISSION			SUSTAINABLE DEVELOPMENT GOALS (SDG)
			REQUIREMENT(S) OMITTED	REASON	EXPLANATION	
RESPONSIBLE SUPPLY CHAIN						
GRI 3: Material Topics 2021	**3-3** Management of material topics	Pages 14, 48, 88, 89				-
GRI 308: Supplier Environmental Assessment 2016	**308-1** New suppliers that were screened using environmental criteria	Page 88				-
	308-2 Negative environmental impacts in the supply chain and actions taken	The assessment is carried out at the time of the supplier's registration. In 2024, 561 suppliers were assessed.				-
GRI 407: Freedom of Association and Collective Bargaining 2016	**407-1** Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	Page 115				8.8
GRI 408: Child Labor 2016	**408-1** Operations and suppliers at significant risk for incidents of child labor	Page 91				5.2, 8.7, 16.2
GRI 409: Forced or Compulsory Labor 2016	**409-1** Operations and suppliers at significant risk for incidents of forced or compulsory labor	Page 91				5.2, 8.7
GRI 414: Supplier Social Assessment 2016	**414-1** New suppliers that were screened using social criteria	Page 88				5.2, 8.8, 16.1
	414-2 Negative social impacts in the supply chain and actions taken	Page 91				5.2, 8.8, 16.1
Own indicators	Percentage of meatpackers directly supplying beef that have their own geomonitoring system and active traceability	Page 115				-
	National meatpackers and processors with non-conformities	Page 115				-
	Percentage of beef with traceability	Page 115				-
	Percentage of revenue from the sale of cage-free, free-range, and organic eggs supplied by national brands	Page 115				-
	Number and percentage of stores offering eggs certified for animal welfare	Page 115				-
	International suppliers located in socially vulnerable countries that are eligible for audits	Page 91				-

GRI STANDARD / OTHER SOURCE	DISCLOSURE	LOCATION / RESPONSE	OMISSION			SUSTAINABLE DEVELOPMENT GOALS (SDG)
			REQUIREMENT(S) OMITTED	REASON	EXPLANATION	
RESPONSIBLE SUPPLY CHAIN (cont.)						
Own indicators (cont.)	Suppliers eligible for audits - national Private Labels	Page 91				-
	Suppliers eligible for audits - Fruits and vegetables	Page 91				-
	PLUs eligible for ABVTEX certification	Page 91				-
WASTE MANAGEMENT						
GRI 3: Material Topics 2021	**3-3** Management of material topics	Pages 14, 108				-
GRI 306: Waste 2020	**306-1** Waste generation and significant waste-related impacts	Page 108				3.9, 6.3, 6.6, 11.6, 12.4, 12.5
	306-2 Management of significant waste-related impacts	Page 108				3.9, 6.3, 8.4, 11.6, 12.4, 12.5
	306-3 Waste generated	Pages 109, 116				3.9, 6.6, 11.6, 12.4, 12.5, 15.1
	306-4 Waste diverted from disposal	Pages 108, 109, 110, 116				3.9, 11.6, 12.4, 12.5
	306-5 Waste directed to disposal	Page 116				3.9, 6.6, 11.6, 12.4, 12.5, 15.1
Own indicators	Total number of stores with recycling stations for the collection of waste deposited by customers	Page 108				-
	Total volume of waste from customers sent for recycling	Pages 109, 116				-
CLIMATE CHANGE						
GRI 3: Material Topics 2021	**3-3** Management of material topics	Pages 14, 103				-
GRI 201: Economic Performance 2016	**201-2** Financial implications and other risks and opportunities due to climate change	Page 103				13.1
GRI 302: Energy 2016	**302-1** Energy consumption within the organization	Pages 105, 118				7.2, 7.3, 8.4, 12.2, 13.1
	302-2 Energy consumption outside of the organization	Page 119				7.2, 7.3, 8.4, 12.2, 13.1
	302-3 Energy intensity	Page 119				7.3, 8.4, 12.2, 13.1

GRI STANDARD / OTHER SOURCE	DISCLOSURE	LOCATION / RESPONSE	OMISSION			SUSTAINABLE DEVELOPMENT GOALS (SDG)
			REQUIREMENT(S) OMITTED	REASON	EXPLANATION	
CLIMATE CHANGE (cont.)						
GRI 302: Energy 2016 (cont.)	**302-4** Reduction of energy consumption	In 2024, total energy consumption increased by 13.2% compared to the previous year. This growth is directly related to the company's expansion, with the opening of new stores and the intensification of operations in existing units.				7.3, 8.4, 12.2, 13.1
GRI 305: Emissions 2016	**305-1** Direct (Scope 1) GHG emissions	Pages 104, 120				3.9, 12.4, 13.1, 14.3, 15.2
	305-2 Energy indirect (Scope 2) GHG emissions from acquired electricity	Pages 104, 105, 107, 120				3.9, 12.4, 13.1, 14.3, 15.2
	305-3 Other indirect (Scope 3) GHG emissions	Pages 107, 120				3.9, 12.4, 13.1, 14.3, 15.2
	305-4 GHG emissions intensity	Pages 104, 120				13.1, 14.3, 15.2
	305-5 Reduction of GHG emissions	Page 105				13.1, 14.3, 15.2
FIGHTING HUNGER AND FOOD WASTE						
GRI 3: Material Topics 2021	**3-3** Management of material topics	Pages 14, 98, 99				-
Own indicators	Volume of food donated	Page 110				-
	Number of stores with the *Destino Certo* Program in place	Page 110				-
	Volume of food donated by customers (*Alimento a Gente Compartilha* campaign)	Page 99				-
	Number of cards distributed under the *Mais Escolha* Program	Page 98				-
	Number of people benefiting from the initiatives developed by foundations or solidarity partnerships	Pages 98, 99				-
PEOPLE DEVELOPMENT						
GRI 3: Material Topics 2021	**3-3** Management of material topics	Pages 14, 53, 67, 68				-
GRI 401: Employment 2016	**401-1** New employee hires and employee turnover	Pages 53, 56, 121, 122				5.1, 8.5, 8.6, 10.3
	401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	Page 73				3.2, 5.4, 8.5

GRI STANDARD / OTHER SOURCE	DISCLOSURE	LOCATION / RESPONSE	OMISSION			SUSTAINABLE DEVELOPMENT GOALS (SDG)
			REQUIREMENT(S) OMITTED	REASON	EXPLANATION	
PEOPLE DEVELOPMENT (cont.)						
GRI 404: Training and Education 2016	**404-1** Average hours of training per year per employee	Page 69				4.3, 4.4, 4.5, 5.1, 8.2, 8.5, 10.3
	404-2 Programs for upgrading employee skills and transition assistance programs	Pages 69, 71				8.2, 8.5
	404-3 Percentage of employees receiving regular performance and career development reviews	Page 72				5.1, 8.5, 10.3
WELL-BEING, HEALTH, AND SAFETY						
GRI 3: Material Topics 2021	**3-3** Management of material topics	Pages 14, 73, 75				-
GRI 403: Occupational Health and Safety 2018	**403-1** Occupational health and safety management system	Page 75				8.8
	403-2 Hazard identification, risk assessment, and incident investigation	Pages 75, 77				8.8
	403-3 Occupational health services	Page 75				8.8
	403-4 Worker participation, consultation, and communication on occupational health and safety	Page 77				8.8, 16.7
	403-5 Worker training on occupational health and safety	Page 75				8.8
	403-6 Promotion of worker health	Pages 73, 75, 76				3.3, 3.5, 3.7, 3.8
	403-7 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	Page 77				8.8
	403-8 Workers covered by an occupational health and safety management system	Page 75				8.8
	403-9 Work-related injuries	Page 77				3.6, 3.9, 8.8, 16.1
	403-10 Work-related ill health	Page 122	403-10.a.ii/b	Data unavailable/ confidentiality restrictions	Third-party and provider data is not monitored. The number of recordable work-related injuries is considered confidential data.	3.3, 3.4, 3.9, 8.8, 16.1

GRI STANDARD / OTHER SOURCE	DISCLOSURE	LOCATION / RESPONSE	OMISSION			SUSTAINABLE DEVELOPMENT GOALS (SDG)
			REQUIREMENT(S) OMITTED	REASON	EXPLANATION	
DIVERSITY, INCLUSION, AND COMBATING DISCRIMINATION						
GRI 3: Material Topics 2021	3-3 Management of material topics	Pages 14, 57				-
GRI 401: Employment 2016	401-3 Parental leave	Page 125				5.1, 5.4, 8.5
GRI 405: Diversity and Equal Opportunity 2016	405-1 Diversity of governance bodies and employees	Pages 39, 56, 61, 62, 65, 66, 126, 127				5.1, 5.5, 8.5
	405-2 Ratio of basic salary and remuneration of women to men	Page 128				5.1, 8.5, 10.3
GRI 406: Non-discrimination 2016	406-1 Incidents of discrimination and corrective actions taken	Page 46				5.1, 8.8
Own indicators	Percentage of women promoted	Page 74				-
	Percentage of women in IT/Engineering	Page 124				-
RESPONSIBILITY TO THE CUSTOMER						
GRI 3: Material Topics 2021	3-3 Management of material topics	Pages 14, 79, 86				-
GRI 416: Customer Health and Safety 2016	416-1 Assessment of the health and safety impacts of product and service categories	Page 87				-
	416-2 Incidents of non-compliance concerning the health and safety impacts of products and services	Page 129				16.3
GRI 418: Customer Privacy 2016	418-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data	Page 87				16.1, 16.3

GRI STANDARD / OTHER SOURCE	DISCLOSURE	LOCATION / RESPONSE	OMISSION			SUSTAINABLE DEVELOPMENT GOALS (SDG)
			REQUIREMENT(S) OMITTED	REASON	EXPLANATION	
ETHICS AND GOVERNANCE						
GRI 3: Material Topics 2021	3-3 Management of material topics	Pages 14, 45, 47				-
GRI 205: Anti-corruption 2016	205-1 Operations assessed for risks related to corruption	Page 45				16.5
	205-2 Communication and training about anti-corruption policies and procedures	Pages 47, 130, 131				16.5
	205-3 Confirmed incidents of corruption and actions taken	Page 47				16.5
GRI 206: Anti-competitive Behavior 2016	206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	There were no cases of anti-competitive behavior, anti-trust, and monopoly practices in 2024, nor in previous years.				16.3
GRI 415: Public Policy 2016	415-1 Political contributions	Assaí does not make political donations/contributions, as provided for in our Donations, Contributions, and Sponsorships Policy and in our Anti-Corruption Policy. Donations to candidates and political parties are prohibited at Assaí.				16.5
Own indicators	Total number of reports received via the Ethics Channel concerning violations of the Code of Ethics	Page 46				-
	Percentage of reports concerning violations of the Code of Ethics analyzed and resolved	Page 46				-

OTHER NON-MATERIAL INDICATORS	DISCLOSURE	LOCATION / RESPONSE
GRI 201: Economic Performance 2016	201-1 Direct economic value generated and distributed	Page 27
GRI 202: Market presence 2016	202-1 Ratios of standard entry level wage by gender compared to local minimum wage	Page 125
GRI 303: Water and effluents 2018	303-1 Interactions with water as a shared resource	Pages 111, 119
	303-5 Water consumption	Page 120
GRI 410: Security Practices 2016	410-1 Security personnel trained in human rights policies or procedures	Page 131
GRI 413: Local communities 2016	413-1 Operations with local community engagement, impact assessments, and development programs	Pages 94, 95, 98, 100, 101

SASB CONTENT INDEX

SASB TOPIC / CODE	ACCOUNTING METRIC	LOCATION / RESPONSE	OMISSION
SASB CG-MR: MULTILINE AND SPECIALTY RETAILERS & DISTRIBUTORS			
ENERGY MANAGEMENT IN RETAIL AND DISTRIBUTION			
CG-MR-130a.1	(1) Total energy consumed, (2) percentage grid electricity, (3) percentage renewable	Page 118	
DATA SECURITY			
CG-MR-230a.1	Description of approach to identifying and addressing data security risks	Page 51	
CG-MR-230a.2	(1) Number of data breaches, (2) percentage involving personally identifiable information (PII), (3) number of customers affected	Pages 51, 129	
LABOR PRACTICES			
CG-MR-310a.1	(1) Average hourly wage and (2) percentage of in-store and distribution center employees earning minimum wage, by region	Page 125	
CG-MR-310a.2	(1) Voluntary turnover rate and (2) Involuntary turnover rate for in-store and distribution center employees	Page 56	
CG-MR-310a.3	Total amount of monetary losses as a result of legal proceedings associated with labor law violations	Page 128	
WORKFORCE DIVERSITY & INCLUSION			
CG-MR-330a.1	Percentage of (1) gender and (2) racial/ethnic group representation for (a) management and (2) all other employees	Pages 39, 56, 61, 65	
CG-MR-330a.2	Total amount of monetary losses as a result of legal proceedings associated with employment discrimination	Page 128	
PRODUCT SOURCING, PACKAGING, AND MARKETING			
CG-MR-410a.1	Revenue from products third-party certified to environmental and/or social sustainability standards	-	This indicator is not monitored by Assaí. We are working internally to report it in future cycles.
CG-MR-410a.2	Discussion of processes to assess and manage risks and/or hazards associated with chemicals in products	-	This indicator is not monitored by Assaí. We are working internally to report it in future cycles.
CG-MR-410a.3	Discussion of strategies to reduce the environmental impact of packaging	Pages 26, 117	
ACTIVITY METRICS			
CG-MR-000.A	Number of: (1) retail locations and (2) distribution centers	Pages 19, 131	
CG-MR-000.B	Total area of: (1) retail space and (2) distribution centers	Pages 19, 131	

SASB TOPIC / CODE	ACCOUNTING METRIC	LOCATION / RESPONSE	OMISSION
SASB FB-FR: FOOD RETAILERS & DISTRIBUTORS			
FLEET FUEL MANAGEMENT			
FB-FR-110a.1	Fleet fuel consumed, percentage renewable	Page 119	
AIR EMISSIONS FROM REFRIGERATION			
FB-FR-110b.1	Gross global Scope 1 emissions from refrigerants	Pages 104, 120	
FB-FR-110b.2	Percentage of refrigerants consumed with zero ozone-depleting potential	Page 120	
FB-FR-110b.3	Average refrigerant emissions rate	-	This indicator is not monitored by Assaí. We are working internally to report it in future cycles.
ENERGY MANAGEMENT			
FB-FR-130a.1	(1) Operational energy consumed, (2) percentage grid electricity and (3) percentage renewable	Page 118	
FOOD WASTE MANAGEMENT			
FB-FR-150a.1	(1) Amount of food waste generated, (2) percentage diverted from the waste stream	Page 110	
DATA SECURITY			
FB-FR-230a.1	(1) Number of data breaches, (2) percentage that are personal data breaches, (3) number of customers affected	Pages 51, 129	
FB-FR-230a.2	Description of approach to identifying and addressing data security risks	Page 51	
FOOD SAFETY			
FB-FR-250a.1	High-risk food safety violation rate	Page 121	
FB-FR-250a.2	(1) Number of recalls, (2) number of units recalled, (3) percentage of units recalled that are private-label products	Page 121	
PRODUCT HEALTH & NUTRITION			
FB-FR-260a.1	Revenue from products labelled or marketed to promote health and nutrition attributes	-	This indicator is not monitored by Assaí. We are working internally to report it in future cycles.
FB-FR-260a.2	Discussion of the process to identify and manage products and ingredients related to nutritional and health concerns among consumers	-	This indicator is not monitored by Assaí. We are working internally to report it in future cycles.

SASB TOPIC / CODE	ACCOUNTING METRIC	LOCATION / RESPONSE	OMISSION
SASB FB-FR- FOOD RETAILERS & DISTRIBUTORS (cont.)			
PRODUCT LABELLING & MARKETING			
FB-FR-270a.1	Number of incidents of non-compliance with industry or regulatory labelling or marketing codes	Page 129	
FB-FR-270a.2	Total amount of monetary losses as a result of legal proceedings associated with marketing or labelling practices	Page 129	
FB-FR-270a.3	Revenue from products labelled as (1) containing genetically modified organisms (GMOs) and (2) non-GMO	-	This indicator is not monitored by Assaí. We are working internally to report it in future cycles.
LABOR PRACTICES			
FB-FR-310a.1	(1) Average hourly wage and (2) percentage of in-store and distribution center employees earning minimum wage, by region	Page 125	
FB-FR-310a.2	Percentage of active workforce employed under collective agreements	100% of Assaí employees are covered by collective bargaining agreements.	
FB-FR-310a.3	(1) Number of work stoppages and (2) total days idle	In the last three years, there have been no stoppages or days idle.	
FB-FR-310a.4	Total amount of monetary losses as a result of legal proceedings associated with: (1) labor law violations and (2) employment discrimination	Page 128	
MANAGEMENT OF ENVIRONMENTAL & SOCIAL IMPACTS IN THE SUPPLY CHAIN			
FB-FR-430a.1	Revenue from products third-party certified to environmental or social sustainability sourcing standards	-	This indicator is not monitored by Assaí. We are working internally to report it in future cycles.
FB-FR-430a.2	Percentage of revenue from (1) eggs that originated from a cage-free environment and (2) pork produced without the use of gestation crates	-	Assaí does not monitor revenue from pork produced without the use of gestation crates. We are working internally to report this information in future cycles.
FB-FR-430a.3	Discussion of strategy to manage environmental and social risks within the supply chain, including animal welfare	Page 89	
FB-FR-430a.4	Discussion of strategies to reduce the environmental impact of packaging	Page 117	
ACTIVITY METRICS			
FB-FR-000.A	Number of (1) retail locations and (2) distribution centers	Pages 19, 131	
FB-FR-000.B	Total area of (1) retail space and (2) distribution centers	Pages 19, 131	
FB-FR-000.C	Number of vehicles in commercial fleet	Page 131	
FB-FR-000.D	Ton-kilometers travelled	-	This indicator is not monitored by Assaí. We are working internally to report it in future cycles.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITOR'S LIMITED ASSURANCE REPORT ON THE NON-FINANCIAL INFORMATION INCLUDED IN THE ANNUAL AND SUSTAINNABILITY REPORT OF 2024

To the Management, Board and Shareholders of
Sendas Distribuidora S.A.

Introduction

We have been engaged by Sendas Distribuidora S.A. ("Company" or "Sendas") to present our limited assurance report on the non-financial information included in the Company's Annual and Sustainability Report 2024, related to the year ended December 31, 2024.

Our limited assurance scope does not comprise prior-period information or any other information disclosed in conjunction with the Annual and Sustainability Report 2024, including any embedded images, audio files or videos.

Management's responsibilities

The Company's Management is responsible for:

- Selecting and stablishing appropriate criteria to prepare the information included in the Annual and Sustainability Report 2024.
- Preparing the information in accordance with the criteria and guidelines of the Global Reporting Initiative - GRI, with reference to the Sustainability Accounting Standards Board - SASB and the recommendations of the Task Force on Climate-Related Financial Disclosures - TCFD.
- Designing, implementing and maintaining internal controls over the relevant information for the preparation of the information included in the Annual and Sustainability Report 2024 that is free from material misstatement, whether due to fraud or error.

Independent Auditor's responsibility

Our responsibility is to express a conclusion on the non-financial information included in the Annual and Sustainability Report 2024, based on our limited assurance engagement conducted in accordance with Technical Communication CTO No. 07/2022, issued by the Brazilian Federal Accounting Council (CFC), and based on Brazilian standard NBC TO 3000 - "Trabalhos de Asseguração Diferente de Auditoria e Revisão", also issued by the CFC, which is equivalent to the international standard ISAE 3000 - Assurance Engagements other than Audits or Reviews of Historical Financial Information, issued by the International Auditing and Assurance Standards Board - IAASB. Those standards require that we comply with ethical and independence requirements and other related responsibilities, including the application of the Brazilian Quality Control Standard (NBC PA 01) and, therefore, the implementation of a comprehensive quality control system, including documented policies and procedures on the compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

In addition, those standards require that the work should be planned and performed to obtain limited assurance that the non-financial information included in the Annual and Sustainability Report 2024, taken as a whole, is free from material misstatement.

A limited assurance engagement conducted in accordance with Brazilian Standard NBC TO 3000 (ISAE 3000) consists mainly of making inquiries of Management and other professionals of the Company involved in the preparation of the information, as well as applying analytical procedures to obtain evidence that enables us to reach a limited assurance conclusion on the information taken as a whole. A limited assurance engagement also requires the performance of additional procedures when the independent auditor becomes aware of matters that cause the auditor to believe that the information included in the Annual and Sustainability Report 2024, taken as a whole, might present material misstatements.

The procedures selected were based on our understanding of the aspects related to the compilation, materiality and presentation of the information included in the Annual and Sustainability Report 2024, and other circumstances of the engagement and our

consideration of the areas and processes concerning the material information disclosed in the Annual and Sustainability Report 2024, in which material misstatements might exist. The procedures comprised, among others:

a) Planning the work, considering the relevance, the volume of quantitative and qualitative information and the operating and internal control systems that were used to prepare the information included in the Annual and Sustainability Report 2024.

b) Understanding the calculation methodology and the procedures adopted for the compilation of indicators through inquiries with the managers responsible for the preparation of the information.

c) Applying analytical procedures to quantitative information and making inquiries about the qualitative information and its correlation with the indicators disclosed in the information included in the Annual and Sustainability Report 2024.

d) For cases in which non-financial data is correlated to financial indicators, comparing such indicator with the financial statements and/or accounting records.

The limited assurance engagement also included the compliance with the guidelines and criteria of the GRI, SASB and TCFD, applied in the preparation of the information included in the Annual and Sustainability Report 2024.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our limited assurance conclusion.

Scope and limitations

The procedures performed in a limited assurance engagement vary in nature and timing from, and are less extensive in a reasonable assurance work. Consequently, the level of assurance obtained in a limited assurance work is substantially lower than that obtained if a reasonable assurance work had been performed. If we had performed a reasonable assurance work, other matters and misstatements that might exist in the information included in the Annual and Sustainability Report 2024 might have been identified. Accordingly, we do not express an opinion on this information.

Non-financial data are subject to more inherent limitations than financial data, due to the nature and diversity of the methods used to determine, calculate or estimate such data. Qualitative interpretations on materiality, relevance and accuracy of the data are subject to individual assumptions and judgments. In addition, we have not performed any work related to data disclosed for prior periods or future projections and goals.

The sustainability indicators have been prepared and presented pursuant in accordance with GRI criteria and with reference to SASB and recommendations of the TCFD frameworks, therefore, are not intended to ensure compliance with social, economic, environmental or engineering laws and regulations. However, these standards prescribe the presentation and disclosure of possible non-compliance with such regulations when sanctions or significant fines are applied. Our limited assurance report should be read and understood in this context, which is inherent in the criteria selected (GRI, SASB and TCFD).

Conclusion

Based on the procedures performed, which are described herein, and on the evidence we have obtained, nothing has come to our attention that causes us to believe that the non-financial information, included in the Annual and Sustainability Report 2024 of the Company for the year ended December 31, 2024 was not prepared, in all material respects, in accordance with the criteria and guidelines of the GRI and with reference to the criteria and guidelines of the SASB and recommendations of the TCFD.

Convenience translation

The accompanying Annual and Sustainability Report 2024 has been translated into English for the convenience of readers outside Brazil.

São Paulo, March 28, 2025

DELOITTE TOUCHE TOHMATSU
Auditores Independentes Ltda.

Alexandre Carboni Machado
Engagement Partner

Credits

Assaí Coordination: Vice Presidency of People Management & Sustainability; Vice Presidency of Finance & Investor Relations; Press and Communication

Project Management, Content Curation, and Copy: Quintal 22 Comunicação Corporativa

Graphic Design and Layout: Adesign

Indicators: Avesso Sustentabilidade

Photographs: Assaí Collection

Translation: Gotcha! Idiomas

Limited Assurance: Deloitte Touche Tohmatsu Auditores Independentes Ltda.

For any questions, comments, or suggestions about Assaí's 2024 Annual and Sustainability Report, contact: ri.assai@assai.com.br, assai.com.br and ri.assai.com.br

GRI 2-3

Ethics Channel: 0800 777 3377, canaldeetica@assai.com.br

Press: imprensa@assai.com.br

Customer Space: 0800 773 2322 (telephone and WhatsApp) and assai.com.br/espaco-do-cliente

50 anos

ASSAÍ
ATACADISTA